ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Federal of Northern Michigan Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)
FIN ALPENA BANCSHARES INC

04051963

0001128227
(Registrant's CIK Number)

2004

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-121178
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpena, State of Michigan, on December 9, 2004.

FIRST FEDERAL OF NORTHERN MICHIGAN BANCORP, INC.

By: /s/ Martin A. Thomson
Martin A. Thomson
President and Chief Executive Officer

EXHIBIT 99.3

CONVERSION APPRAISAL REPORT

FIRST FEDERAL OF NORTHERN MICHIGAN BANCORP, INC.

PROPOSED HOLDING COMPANY FOR FIRST FEDERAL OF NORTHERN MICHIGAN
Alpena, Michigan

Dated As Of:
November 26, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

November 26, 2004

Board of Directors
Alpena Bancshares, MHC
Alpena Bancshares, Inc.
100 South Second Avenue
Alpena, Michigan 49707

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by First Federal of Northern Michigan Bancorp, Inc. ("Bancorp"), a newly formed holding company organized in connection with the mutual-to-stock conversion of Alpena Bancshares, M.H.C. (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 55.45% of the common stock of Alpena Bancshares, Inc., Alpena, Michigan ("Alpena Bancshares" or the "Company") (the "MHC Shares"), the mid-tier holding company for First Federal of Northern Michigan, Alpena, Michigan ("First Federal" or the "Bank"). The remaining 44.55% of Alpena Bancshares' common stock is owned by public stockholders. Alpena Bancshares owns 100% of the outstanding common stock of First Federal. It is our understanding that Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC").

Reorganization and Plan of Stock Issuance

The respective Boards of Directors of the MHC and the Company adopted the plan of conversion and reorganization on November 12, 2004. The plan of conversion and reorganization was amended on December 7, 2004. Pursuant to the plan of conversion and reorganization, the MHC will convert from the mutual holding company form of organization to the fully stock form. The MHC will be merged into First Federal and the MHC will no longer exist. The Company which owns 100% of First Federal, will be succeeded by Bancorp, a new Maryland corporation. As part of the conversion, the ownership interest of the MHC will be offered for sale in the stock offering. When the conversion is completed, all of the outstanding

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common stock of First Federal will be owned by Bancorp, the newly formed Maryland holding company, and all of the outstanding common stock of Bancorp will be owned by public stockholders, including a private charitable foundation (the "Foundation") which is being establishing in connection with the conversion and to which Bancorp will contribute 4% of the amount of the offering to the Foundation, up to a maximum of 37,500 shares of common stock and up to $375,000 in cash, representing a total maximum contribution of $750,000. Under the plan of conversion and reorganization, at the conclusion of the conversion and offering, each share of Alpena Bancshares common stock owned by persons other than the MHC will be converted automatically into the right to receive new shares of Bancorp common stock determined pursuant to an exchange ratio established by the Board of Directors.

It is anticipated that the offering shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. After completion of the public stock offering, Bancorp is expected to downstream to the Bank sufficient offering proceeds, in the form of cash, in order for the Bank to achieve a 10% regulatory core capital ratio. The remaining proceeds of the offering will be retained by Bancorp. Bancorp's initial activity will be ownership of its subsidiary, First Federal, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP").

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and the Company in the preparation of the post-conversion business plan, we are independent of the Company, the Bank, the MHC and the other parties engaged by First Federal or Alpena Bancshares to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Bancorp, Alpena Bancshares, First Federal and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Alpena Bancshares, First Federal and the MHC that has included a review of audited financial information for the past five years through the year ended December 31, 2003 and for the nine months ended September 30, 2004, a review of various unaudited information and internal financial reports through September 30, 2004, and due diligence related discussions with Alpena Bancshares' management; Plante & Moran, PLLC, Auburn Hills, Michigan, Alpena Bancshares' independent auditor; Luse Gorman Pomerenk & Schick PC, Alpena Bancshares' conversion counsel; and Ryan Beck & Co., Inc., Alpena Bancshares' financial and marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Alpena Bancshares operates and have assessed Alpena Bancshares' relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Alpena Bancshares and the industry as a whole. We have analyzed the potential effects of the stock conversion on Alpena Bancshares' operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the overall conditions in Alpena Bancshares' market areas as set forth in demographic, economic and competitive information prepared by third party private and governmental sources. We have compared Alpena Bancshares' financial performance and condition with selected publicly-traded thrifts with similar characteristics as Alpena Bancshares, as well as all publicly-traded thrifts. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial and second-step conversion offerings by thrifts.

Our Appraisal is based on the Company's representations that the information contained in the regulatory applications and additional information furnished to us by Alpena Bancshares and the respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Alpena Bancshares, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Alpena Bancshares. The valuation considers Bancorp only as a going concern and should not be considered as an indication of Bancorp's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Alpena Bancshares and for all savings and banking institutions. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Bancorp's value alone. It is our understanding that Bancorp intends to remain an independent institution and there are no current plans for selling control of Bancorp as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Bancorp's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of November 26, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) newly-issued shares representing the MHC's ownership interest in the Company; (2) exchange shares to be issued to existing public shareholders of the Company; and (3) Foundation Shares – was $29,175,300 at the midpoint, equal to 2,917,530 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	Offering Shares	2nd Step Exchange Shares	Foundation Shares	Total Shares
Shares				
Supermaximum	2,116,000	1,700,113	37,500	3,853,613
Maximum	1,840,000	1,478,360	36,800	3,355,160
Midpoint	1,600,000	1,285,530	32,000	2,917,530
Minimum	1,360,000	1,092,701	27,200	2,479,901
Market Value				
Supermaximum	$21,160,000	$17,001,130	$375,000	$38,536,130
Maximum	$18,400,000	$14,783,600	$368,000	$33,551,600
Midpoint	$16,000,000	$12,855,300	$320,000	$29,175,300
Minimum	$13,600,000	$10,927,010	$272,000	$24,799,010

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Bancorp stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The exchange ratio to be received by the existing minority shareholders of Alpena Bancshares will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon the Board of Directors and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.47826 shares, 1.73913 shares, 2.0000 shares and 2.3000 shares of newly issued shares of Bancorp stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Bancorp shares for the shares held by the public stockholders or on the proposed exchange ratio.

<u>Limiting Factors and Considerations</u>

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of Bancorp's common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The Appraisal does not take into account any trading activity that may occur with respect to the purchase and sale of common stock in the secondary market following completion of the second-step offering, and reflects only a valuation range as of this date for the pro forma market value of Bancorp immediately upon issuance of the stock.

RP Financial's valuation was determined based on the financial condition, operations and shares outstanding of Alpena Bancshares as of September 30, 2004, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Alpena Bancshares and the exchange of the public shares for newly issued shares of Bancorp common stock as a full public company was determined independently by the Boards of Directors of the MHC and the Company. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Alpena Bancshares, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the common stock, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Bancorp's stock offering.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

TABLE OF CONTENTS
ALPENA BANCSHARES,INC.
Alpena, Michigan

TABLE OF CONTENTS
ALPENA BANCSHARES,INC.
Alpena, Michigan
(continued)

LIST OF TABLES
ALPENA BANCSHARES, INC.
Alpena, Michigan

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

First Federal serves the northern portion of the lower peninsula of Michigan through a headquarters office and nine branch offices located in the counties of Alpena, Iosco, Cheboygan, Otsego, Oscoda, Emmet, Antrim and Montmorency. This branch network covers the Michigan peninsula from the eastern border with Lake Huron, to the western border with Lake Michigan. A map of the Bank's branch office network is provided in Exhibit I-1. In 1994 First Federal of Northern Michigan reorganized into the mutual holding company form of organization. In 2000 First Federal of Northern Michigan formed Alpena Bancshares, Inc. as its mid-tier stock holding company. The MHC currently owns 55.4% of the Company's shares, while public stockholder's own the remaining 44.6%. The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At September 30, 2004, First Federal had $254.5 million in assets, $182.4 million in deposits and stockholder's equity of $21.9 million, equal to 8.62% of total assets. Tangible stockholder's equity equaled $18.3 million, or 7.18% of assets. First Federal's audited financial statements are included by reference as Exhibit I-2.

Reorganization and Plan of Stock Issuance

The respective Boards of Directors of the MHC and the Company adopted the plan of conversion and reorganization on November 12, 2004. The plan of conversion and reorganization was amended on December 7, 2004. Pursuant to the plan of conversion and reorganization, the MHC will convert from the mutual holding company form of organization to the fully stock form. The MHC will be merged into First Federal and the MHC will no longer exist. The Company which owns 100% of First Federal, will be succeeded by a new Maryland corporation named First Federal of Northern Michigan Bancorp, Inc. ("Bancorp"). As part of the conversion, the ownership interest of the MHC will be offered for sale in the stock offering. When the conversion is completed, all of the outstanding common stock of First Federal will be owned by Bancorp, and all of the outstanding common stock of Bancorp will be owned by public stockholders, including a private charitable foundation which is being establishing in connection with the conversion and to which Bancorp will contribute 4% of the amount of the offering to the Foundation, up to a maximum of 37,500 shares of common stock and up to $375,000 in cash, representing a total maximum contribution of $750,000. Under the plan of conversion and reorganization, at the conclusion of the conversion and offering, each share of Alpena Bancshares common stock owned by persons other than the MHC will be converted automatically into the right to receive new shares of Bancorp common stock determined pursuant to an exchange ratio, as determined by the Board of Directors.

It is anticipated that the offering shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. After completion of the public stock offering, Bancorp is expected to downstream to the Bank sufficient offering proceeds, in the form of cash, in order for the Bank to achieve a 10% regulatory core capital ratio. The remaining proceeds of the offering will be retained by Bancorp, whose initial activity will be ownership of its subsidiary, First Federal, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP").

Strategic Overview

First Federal maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, First Federal's operating strategy has been fairly reflective of a traditional thrift operating strategy, in which 1-4 family residential mortgage loans have been the primary type of loan originations and assets have been primarily funded with retail deposits. In recent years, the Bank has followed a strategy of diversifying the loan portfolio into other loan types, such as commercial real estate, commercial business, construction and consumer loans, including home equity loans/lines of credit and second mortgage loans. Pursuant to the Bank's business plan, First Federal will continue to emphasize 1-4 family lending, but will also pursue greater diversification into these other types of lending, in particular commercial lending. First Federal has utilized borrowed funds for operations in order to more fully leverage the equity base and enhance net income. This growth strategy has resulted in the current leveraged balance sheet position. Overall, it is the Bank's objective to continue to grow the Bank's asset base, with investment of available funds continuing to be concentrated in loans, which will facilitate a higher yielding interest-earning asset composition.

First Federal's earnings base is dependent upon net interest income and operating expense levels, along with non-interest income sources provided by mortgage banking activities and an insurance subsidiary operation. Historically, First Federal's operating strategy has provided for a relatively strong interest rate spread, which can be largely attributed to an interest-earning asset composition that is concentrated in loans receivable. In the most recent fiscal years, the Bank's operating expenses have increased due to expansion of the branch office network and purchase of an insurance subsidiary operation. On the liability side of the balance sheet, First Federal has developed a sizeable balance of lower costing transaction and savings accounts (over 40% of deposits), which have lowered overall interest expense ratios. However, these account types are also more costly to service than certificates of deposit ("CDs"), which have placed upward pressure on operating expenses. Use of borrowings has also placed upward pressure on funding costs.

Over the past five fiscal years, First Federal has remained a relatively constant asset size, as deposit losses in certain market have been offset by the purchase of two branch offices in May 2004, along with continued use of borrowed funds. The Bank's current business plan is to pursue a growth strategy that will emphasize growth of the loan portfolio such that the concentration of interest-earning assets comprised of loans will remain in the range of 70% to 80%. Growth of the loan portfolio will emphasize increased diversification, particularly commercial real estate, commercial business and home equity loans.

A key component of the Bank's business plan is to increase capital through the second step stock offering. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of First Federal. First Federal's higher equity-to-assets ratio will better position the Bank to take advantage of additional expansion opportunities as they arise. Such expansion is expected to occur through growth in the existing branch office network and possible acquiring additional branches in markets currently served by the branch network or in surrounding contiguous markets. In addition, the increase in capital realized from the stock offering will provide a larger capital cushion for growth through other potential acquisitions of other local commercial banks or other financial service providers as opportunities arise. Sufficient conversion proceeds will be downstreamed to the Bank so that the Bank's pro forma regulatory core capital ratio will be at least 10%. The projected use of stock proceeds is highlighted below.

- Company. The Company is expected to retain an estimated 30% of the net offering proceeds at the midpoint of the offering range. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- First Federal. Approximately 70% of the net conversion proceeds will be infused into the Bank at the midpoint of the offering range. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will become part of general operating funds, and are expected to be primarily utilized to fund growth of loans.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with First Federal's operations. The Bank has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity ("ROE"), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the past five fiscal years and for the 12 month period ending September 30, 2004. From December 31, 1999 through September 30, 2004, First Federal's assets decreased at a 0.73% annual rate, representing a relatively stable asset base. Within the asset base, loans receivable declined, while cash and investments increased. Within the liability base, deposits recorded an increase while borrowed funds declined. The balance of stockholder's equity increased. A summary of First Federal's key operating ratios for the past five fiscal years is presented in Exhibit I-3.

First Federal's loans receivable decreased at a 3.6% annual rate from fiscal year end 1999 through September 30, 2004. The loan portfolio declined in balance from fiscal 1999 through the end of fiscal 2002, by a total of $72.0 million, or 32.2%, due primarily to the Bank's strategy of selling longer term fixed rate residential loans into the secondary market, as a part of interest rate risk management. First Federal, similar to many institutions across the country, experienced high levels of refinancing activity during the declining rate environment of the 2000-2004 period, and did not retain longer term fixed rate residential loans upon refinancing. Generally, such loans were sold servicing retained, and the Bank maintained a loans serviced for others balance of $140.4 million at September 30, 2004. Although the Bank continued to sell long term fixed rate loans into the secondary market in fiscal 2003 and year-to-date 2004, loans receivable increased during fiscal 2003 and year-to-date 2004, primarily due to the Bank's increasing emphasis on commercial lending (both real estate and business loans), which has resulted in a material balance of such loans as of September 30, 2004. First Federal's historical, but declining emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 53.2% of total loans receivable consisted of 1-4 family permanent mortgage loans at September 30, 2004. Trends in the Bank's loan portfolio composition over the past five and three-quarters fiscal years show that the concentration of 1-4 family permanent mortgage loans comprising total loans has declined from 86.6% at December 31, 2004 to the current level. Since fiscal 2000, lending diversification by the Bank has consisted primarily of commercial real estate/business loans, which comprised 29.3% of total loans at September 30, 2004, versus 4.0% of total loans as of December 31, 1999. Consumer loans, which consist substantially of home equity lines of credit and second mortgage loans, represent the second largest area of lending diversification for the

Table 1.1
Alpena Bancshares, Inc.
Historical Balance Sheets

	As of December 31,										As of September 30,		12/31/00-9/30/04 Annualized
	1999		2000		2001		2002		2003		2004		Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$263,549	100.00%	$267,009	100.00%	$241,472	100.00%	$228,808	100.00%	$223,923	100.00%	$254,476	100.00%	-0.73%
Loans Receivable (net)	223,867	84.94%	219,807	82.32%	178,037	73.73%	151,883	66.38%	164,391	73.41%	187,755	73.78%	-3.64%
Cash and Equivalents	9,974	3.78%	16,827	6.30%	24,990	10.35%	15,099	6.60%	6,706	2.99%	4,824	1.90%	-14.18%
Investment Securities	19,049	7.23%	19,719	7.39%	27,506	11.39%	51,238	22.39%	39,130	17.47%	47,497	18.66%	21.21%
Fixed Assets	4,291	1.63%	4,486	1.68%	4,844	2.01%	4,761	2.08%	5,817	2.60%	6,432	2.53%	8.89%
Intangibles	2,341	0.89%	2,141	0.80%	1,903	0.79%	1,698	0.74%	3,851	1.72%	3,668	1.44%	9.92%
Real Estate Owned	100	0.04%	150	0.06%	197	0.08%	128	0.06%	199	0.09%	1	0.00%	-59.34%
Real Estate Held for Sale	1,486	0.56%	1,113	0.42%	770	0.32%	490	0.21%	439	0.20%	562	0.22%	-18.50%
Other Assets	2,441	0.93%	2,766	1.04%	3,225	1.34%	3,511	1.53%	3,390	1.51%	3,737	1.47%	9.38%
Deposits	156,393	59.34%	162,771	60.96%	166,538	68.97%	156,092	68.22%	151,702	67.75%	182,428	71.69%	3.29%
FHLB Advances/Note Payable	85,872	32.58%	82,435	30.87%	52,120	21.58%	48,414	21.16%	47,159	21.06%	47,303	18.59%	-11.80%
Other Liabilities	2,479	0.94%	2,333	0.87%	2,217	0.92%	2,555	1.12%	3,111	1.39%	2,809	1.10%	2.66%
Stockholders Equity	18,805	7.14%	19,470	7.29%	20,597	8.53%	21,747	9.50%	21,951	9.80%	21,936	8.62%	3.30%
Tangible Stockholders Equity	16,464	6.25%	17,329	6.49%	18,694	7.74%	20,049	8.76%	18,100	8.08%	18,268	7.18%	2.21%
AFS Adjustment	1,352	0.51%	225	0.08%	366	0.15%	1,067	0.47%	295	0.13%	134	0.05%	---------
Offices Open	6		8		9		9		8		10		---

(1) Ratios are as a percent of ending assets.

Source: Alpena Bancshares' draft prospectus and audited financial reports.

Bank with such loans comprising 13.3% of the loan portfolio at September 30, 2004. The balance of the loan portfolio consists of construction loans, which equaled 4.2% of total loans outstanding at September 30, 2004.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting First Federal's overall credit and interest rate risk objectives. First Federal's investment portfolio has ranged from a low of $19.0 million at December 31, 1999 to a high of $51.2 million as of December 31, 2002. As of September 30, 2004, investment securities and mortgage-backed securities ("MBS") totaled $47.5 million, or 18.7% of assets. U.S. Government and state agency obligations and municipal obligations represented the Bank's largest investment concentration, totaling $34.3 million, or 72% of the investment portfolio. The remainder of the investment portfolio consisted of $4.6 million of FHLB stock, and $0.166 million of investment in other securities. All of the investment securities portfolio is classified as available-for-sale ("AFS"), except for a $1.8 million state municipal bond investment designated as held-to-maturity ("HTM"). The MBS portfolio totaled $8.3 million as of September 30, 2004. Since fiscal 2002, the Bank has maintained a moderate balance of such securities, as part of credit risk, interest rate risk, and profitability management practices. Such investments consist of securities issued by Fannie Mae, Freddie Mac and Ginnie Mae, and all such investments were classified as AFS, with a pre-tax gain of $38,000. Exhibit I-4 provides historical detail of the Bank's investment portfolio.

Over the past five fiscal years, the Bank's level of cash and equivalents ranged from a low of 1.9% of assets at September 30, 2004 to a high of 10.4% of assets at year end 2002, with these funds utilized for daily operations and cashflow requirements. Such funds are classified as cash and cash equivalents and overnight deposits with the Federal Home Loan Bank.

Since fiscal 1999, First Federal has maintained a balance of fixed assets ranging from $4.3 million at December 31, 1999 (1.6% of assets), to $6.4 million at September 30, 2004, or 2.5% of assets. The increase in fixed assets reflects the increase in the branch office network from six to 10 branches over the time period, along with investment in additional assets such as a separate back-office operations center in downtown Alpena for deposit operations, accounting and mortgage loan servicing. The Bank's data processing equipment has also been upgraded in recent periods. A new Cheboygan County branch is currently being constructed with an additional estimated $750,000 of capitalized fixed assets expected in 2005 prior to completion and occupancy. The Bank also plans to spend approximately $1.2 million on a newly constructed Montmorency County branch, scheduled for completion during 2005. This figure includes the cost of land acquisition.

Since fiscal 1999, the Bank has also maintained a balance of real estate held for sale, with such balance declining from $1.5 million at December 31, 1999 to $0.6 million at September 30, 2004. This asset reflects the remaining value of a number of development lots in a residential development in Alpena County. The assets are held in a subsidiary of the Bank. The remaining building lots are actively being worked towards resolution, and no material gains or losses are expected.

First Federal reported a balance of $3.7 million of intangibles on the balance sheet as of September 30, 2004, with these intangibles originating from three separate transactions. In 1996, the Bank purchased two retail branch offices from Great Lakes National Bank, which created approximately $3 million of a core deposit intangible. In 2003, the Bank purchased the InsuranCenter of Alpena ("ICA"), an Alpena based insurance agency, which resulted in intangibles classified as: a customer list, customer contracts, non-compete convenants and acquisition costs, along with a balance of goodwill. All of the intangibles, with the exception of the goodwill balance, are being amortized over their respective amortization periods, with the customer lists and customer contracts amortized over a 20 year period. In May of 2004, First Federal completed the purchase of two branch offices from North Country Bank & Trust of Michigan, and no intangibles were created from this transaction, due to the write-up of the value of fixed assets, which more than offset the premium paid on the acquired deposit base.

Retail deposits have consistently been the primary funding source for the Bank's assets, with decreasing use of borrowed funds in recent fiscal years. From fiscal year end 1999 through September 30, 2004, the Bank's deposits increased at an annual rate of 3.3% to $182.4 million, or 71.7% of assets. After remaining relatively stable from fiscal year end 1999 through 2003, deposits increased by $30.7 million at September 30, 2004, due in part to the purchase of two branch offices from another regional commercial bank, which added approximately $13 million of deposits. During 2004, First Federal also gained deposits by designing and offering several CD products with customer withdrawal features. As of September 30, 2004, CDs and core deposits (transaction and savings accounts) comprised 59.4% and 40.6% of the Bank's total deposits, respectively, compared to 66.1% and 33.9% as of December 31, 2001. Thus, the Bank has been successful in increasing the level of core deposits, primarily though the development of the commercial loan portfolio, which also provides for commercial checking accounts.

Borrowings have served as an alternative funding source for lending and liquidity purposes, to assist in leveraging the capital base and managing funding costs. Over the past five years, borrowings ranged from a low of 18.6% of assets at September 30, 2004 ($47.3 million), to a high of 32.6% of assets at fiscal year end 1999, at which time borrowings totaled $85.9 million. The Bank's use of borrowings has been concentrated in FHLB advances, which at September 30, 2004, consisted of $16.5 million of advances due in 2004 and 2005, and $29.5 million of borrowings due in years 2006 through 2010. The FHLB advances carried a weighted average interest rate of 5.14% at September 30, 2004. In addition, one other borrowing consists of an unsecured note payable in annual installments over 10 years to the former owners of ICA. The amount of the note was $1.3 million at September 30, 2004, and the note carried an interest rate of 5.5%.

The Bank's equity increased at a 3.3% annual rate from fiscal year end 1999 through September 30, 2004, primarily reflecting the retention of earnings less dividends paid to shareholders, along with AFS adjustments. Equity totaled $21.9 million, or 8.62% of assets, as of September 30, 2004. Excluding the intangible assets, First Federal reported a tangible capital ratio of 7.2%. First Federal maintained capital surpluses relative to all of its regulatory capital requirements at September 30, 2004. The addition of stock proceeds will serve to strengthen the Bank's capital position and competitive posture within its primary market area, as well as possibly support expansion through acquisition. At the same time, as the result of the Bank's higher pro forma capital position, along with the time period typically needed to reinvest the conversion proceeds, First Federal's return on equity can be expected to be below industry averages following its stock offering.

<u>Income and Expense Trends</u>

Table 1.2 shows the Bank's historical income statements for the past five fiscal years and for the twelve months ended September 30, 2004. The Bank reported positive earnings over the

Table 1.2
Alpena Bancshares, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,										12 Mths Ended,	
	1999		2000		2001		2002		2003		September 30, 2004	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$17,607	7.05%	$18,654	7.20%	$17,586	6.98%	$14,499	6.21%	$13,350	6.07%	$13,024	5.46%
Interest Expense	(11,726)	-4.70%	(12,558)	-4.85%	(11,439)	-4.54%	(8,342)	-3.58%	(6,455)	-2.94%	(6,096)	-2.56%
Net Interest Income	$5,881	2.35%	$6,096	2.35%	$6,147	2.44%	$6,157	2.64%	$6,895	3.14%	$6,928	2.91%
Provision for Loan Losses	(120)	-0.05%	(280)	-0.11%	(255)	-0.10%	(415)	-0.18%	(267)	-0.12%	(243)	-0.10%
Net Interest Income after Provisions	$5,761	2.31%	$5,816	2.25%	$5,892	2.34%	$5,742	2.46%	$6,628	3.02%	$6,685	2.80%
Gain on Sale of Loans	$0	0.00%	$107	0.04%	$782	0.31%	$951	0.41%	$1,138	0.52%	$501	0.21%
Other Income	$684	0.27%	$756	0.29%	$1,435	0.57%	$1,384	0.59%	$1,386	0.63%	$1,376	0.58%
Insurance and Brokerage Commissions	$0	0.00%	$0	0.00%	$0	0.00%	$0	0.00%	$2,480	1.13%	$2,973	1.25%
Intangible Expense	(199)	-0.08%	(196)	-0.08%	(239)	-0.09%	(205)	-0.09%	(292)	-0.13%	(308)	-0.13%
Operating Expense	(4,905)	-1.96%	(4,837)	-1.87%	(5,927)	-2.35%	(6,867)	-2.94%	(10,035)	-4.57%	(10,469)	-4.39%
Net Operating Income	$1,341	0.54%	$1,646	0.64%	$1,943	0.77%	$1,005	0.43%	$1,305	0.59%	$758	0.32%
Gain(Loss) on Sale of Investments	$0	0.00%	$2,028	0.78%	$183	0.07%	$65	0.03%	$320	0.15%	$330	0.14%
Settlement of Insurance Claim	0	0.00%	0	0.00%	0	0.00%	0	0.00%	100	0.05%	0	0.00%
Gain(Loss) on Sale of Real Estate/Fix. Assets	35	0.01%	(515)	-0.20%	(195)	-0.08%	(15)	-0.01%	2	0.00%	(46)	-0.02%
Net Non-Operating Income/(Expense)	$35	0.01%	$1,513	0.58%	($12)	0.00%	$50	0.02%	$422	0.19%	$284	0.12%
Net Income Before Tax	$1,376	0.55%	$3,159	1.22%	$1,931	0.77%	$1,055	0.45%	$1,727	0.79%	$1,041	0.44%
Income Taxes	(452)	-0.18%	(1,035)	-0.40%	(646)	-0.26%	(285)	-0.12%	(518)	-0.24%	(292)	-0.12%
Net Income (Loss)	$924	0.37%	$2,124	0.82%	$1,285	0.51%	$770	0.33%	$1,209	0.55%	$750	0.31%
Adjusted Earnings:												
Net Income	$924	0.37%	$2,124	0.82%	$1,285	0.51%	$770	0.33%	$1,209	0.55%	$750	0.31%
Add(Deduct): Non-Operating (Inc)/Exp	0	0.00%	(2,028)	-0.78%	(183)	-0.07%	(65)	-0.03%	(420)	-0.19%	(330)	-0.14%
Tax Effect	0	0.00%	664	0.26%	61	0.02%	18	0.01%	126	0.06%	92	0.04%
Adjusted Earnings:	$924	0.37%	$760	0.29%	$1,163	0.46%	$723	0.31%	$915	0.42%	$512	0.21%

(1) Ratios are as a percent of average assets.
Source: Alpena Bancshares' draft prospectus and audited financial statements.

periods examined, ranging from a low of 0.31% of average assets during the twelve months ended September 30, 2004 to a high of 0.82% of average assets during fiscal 2000. For the most recent twelve month period, the Bank reported net income of $750,000, a reduction from the prior year due primarily to a reduction in gains on the sale of loans into the secondary market. Net interest income and operating expenses represent the primary components of First Federal's core earnings. Non-interest operating income derived from First Federal's retail banking activities has been a material contributor to earnings, with such income supplemented since fiscal 2003 with income from ICA. Loan loss provisions established over the past five years have been utilized to both replace loan chargeoffs and to build the level of allowances for loan and lease losses. Income or expense derived from non-operating sources has consisted primarily of gains on the sale of investments and minor levels of losses on the sale of real estate owned or fixed assets.

Over the period shown in Table 1.2, the Bank's net interest income ratio strengthened to 3.14% of average assets in fiscal 2003 before experiencing compression during the most recent twelve month period to 2.91%. The recent decline was attributable to a more significant reduction in interest income than interest expense, largely driven by the continued presence of historically low market interest rates. In addition, the Bank's increased level of commercial loans, most of which are tied to the prime rate of interest, which also is at a relatively low rate. Factors assisting in building the net interest income ratio in recent years include the increasing proportion of lower costing core deposits in the Bank's deposit base, along with a lower balance of higher costing borrowed funds in comparison to fiscal years 1999 to 2001. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5. The level of interest income has also been negatively affected by the increased investment in fixed assets from $4.8 million, or 2.1% of assets as of December 31, 2002, to $6.4 million, or 2.5% of assets, as of September 30, 2004, and by the level of intangibles on the Bank's balance sheet.

Consistent with the Bank's efforts to diversify the income stream, sources of non-interest operating income have an increasing proportion of the income statement. Non-interest operating income has ranged from a low of 0.27% of average assets during fiscal year 1999 to a high of 0.63% of average assets during fiscal 2003. Non-interest operating income equaled $1.4 million, or 0.58% of average assets for the twelve months ended September 30, 2004. Since fiscal 2000, the Bank has implemented various strategies to increase non-interest income, including raising various banking service charges and fees, such as ATM fees, deposit account service charges and implemented new fee-based products such as overdraft protection accounts. In addition, the mortgage banking strategy in place since fiscal 2000 has resulted in higher loan fees and service charges, along with loan servicing income from the balance of loans serviced for others and capitalization income of the servicing premium retained.

The insurance premium and commissions income generated from ICA is evident in Table 1.2 since the Bank purchased the operations in 2003, and such income totaled $3.0 million, or 1.25% of average assets, for the twelve months ended September 30, 2004. The financial results of this subsidiary have been a net positive for the Bank, and First Federal believes that following completion of the conversion additional efforts can be made to increase the revenue from this subsidiary. The pending completion of the three year employment agreement with the former owners of ICA will be addressed through replacement with qualified staffing.

Operating expenses have trended upward since fiscal 1999, and increased sharply during fiscal 2003, largely due to the additional expenses related to the operations of ICA. Since fiscal 1999, the development and expansion of the commercial lending department has also resulted in significant increases in personnel expense, along with additional backoffice costs. Other employees have been added to support branch operations as the branch network has expanded, along with increased equipment and depreciation costs. Employee benefits such as health care have also increased significantly. The Bank has also implemented various personal accomplishment and performance programs that have elevated employee costs. Upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with stock benefit plans. At the same time, the increase in pro forma equity facilitates the Bank's capacity to leverage its balance sheet operating expenses through continued growth.

An analysis of the Bank's expense coverage ratio (net interest income divided by operating expenses) is not totally meaningful given the high level of operating expense shown in Table 1.2 for ICA, as the expense coverage ratio would not include the ICA revenue stream. An analysis of First Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income, gains on the sale of loans, ICA revenue and other operating income) is more appropriate, and revealed an efficiency ratio of 89% for the most recent twelve month period, less favorable than the 81% efficiency ratio maintained during fiscal 2002.

Since fiscal 2000, loss provisions established have ranged from 0.10% to 0.18% of average assets, with provisions taken in order to both replace loan chargeoffs and to build the level of allowances for loan and lease losses. The majority of chargeoffs in recent years have been related to the consumer loan portfolio, including automobile loans and credit card loans, although a portion of the credit card portfolio was sold in 2003. Total net chargeoffs have declined from $215,000 in fiscal 2001 to $123,000 for the twelve months ended September 30, 2004. As of that date, the Bank maintained valuation allowances of $1,152,000, equal to 0.61% of net loans receivable and 64.76% of non performing assets. Exhibit I-6 sets forth the Bank's loan loss allowance activity during the past five fiscal years.

Since beginning the mortgage banking strategy in fiscal 2000, gains on the sale of loans into the secondary market have been a noticeable contributor to the revenue of the Bank. Such revenue increased to $1.1 million for fiscal 2003, before declining to $501,000 for the twelve months ended September 30, 2004. This trend illustrates that this revenue stream depends upon residential lending volumes and market interest rates, but is still considered part of core earnings as the Bank has followed this strategy consistently since fiscal 2000. Other non-operating income and expenses have primarily consisted of gains on the sale of investment securities, a common income enhancement strategy in the industry. The Bank has also recorded smaller levels of gains or losses on the sale of real estate owned or fixed assets. During fiscal 2003 the Bank recorded a modest amount of income on an insurance claim.

The Bank's effective tax equaled 28.1% during fiscal 2004, which was less than the effective statutory rate as the result of tax exempt income earned on certain investments, non-taxable dividends, and other factors. As set forth in the prospectus, the Bank's effective marginal tax rate is assumed to equal 34%.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of June 30, 2004, the Net Portfolio Value ("NPV") analysis as provided by the Office of Thrift Supervision indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 20% decline in the Bank's NPV (see Exhibit I-7).

The Bank manages interest rate risk from the asset side of the balance sheet through such strategies as offering a variety of adjustable rate loan products, including adjustable rate one-to four-family, commercial real estate mortgage and commercial business loans, offering shorter-term fixed rate mortgage loans and investing in shorter term investment securities, including U.S. government and agency obligations. On the liability side of the balance sheet, the Bank has utilized alternative funding sources, such as advances from the FHLB of Indianapolis, with various maturities and has emphasized the build-up of less interest rate sensitive and lower costing transaction and savings accounts. As of December 31, 2003, of the total loans due after December 31, 2005, fixed rate loans comprised 86.0% of those loans (see Exhibit I-8). Management of interest rate risk has also been pursued through maintaining an adequate cost free capital position, although the booking of intangibles on the balance sheet have lessened the impact of cost-free capital in recent periods.

The infusion of stock proceeds will serve to reduce the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

First Federal's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Bank's loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank has emphasized commercial real estate loans and commercial business loans. To a lesser extent, the Bank's lending activities include construction and consumer loans, including home equity loans and lines of credit. Virtually all of the Bank's residential loans are secured by property in the market area. Going forward, the Bank's lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate, commercial business and home equity loans will be emphasized. However, the origination of 1-4 family permanent mortgage loans is expected to remain as a significant lending activity. Exhibit I-9 provides historical detail of First

Federal's loan portfolio composition over the past two fiscal years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of September 30, 2004.

First Federal originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, most of which qualify for sale in the secondary market. In the relatively low interest rate environment that has prevailed in recent years, the substantial portion of the Bank's 1-4 family lending volume has consisted of longer term fixed rate loans, generally all of which are sold into the secondary market on a servicing retained basis. Adjustable rate mortgage loans ("ARMs") offered by the Bank include loans that reprice annually from the outset of the loan or which adjust annually after a one- three- or five-year initial fixed rate period. ARMs are typically indexed to the constant maturity treasury rate of a similar term. First Federal also originates balloon loans with terms of five years, which are generally retained in portfolio. Fixed rate loans offered by the Bank have terms to maturity ranging from 15 through 30 years. The Bank typically requires a loan-to-value ("LTV") ratio of 80% or less for 1-4 family loans, but will lend up to a 90% LTV ratio with private mortgage insurance ("PMI"). The Bank has also recently purchased approximately $9.1 million of mortgage loans from another Michigan bank, of which $7.8 million remained in the portfolio at September 30, 2004. As of September 30, 2004, the Bank maintained 1-4 family permanent mortgage loans totaling $100.6 million, equal to 53.2% of total loans outstanding.

Commercial real estate loans represent the most significant area of lending diversification for the Bank, and are mostly collateralized by properties in the Bank's regional market area. First Federal originates commercial real estate loans up to a maximum LTV ratio of 75% and requires a minimum debt-coverage ratio of 1.4 times. Loan terms provide for up to 25 year amortizations with terms to maturity of 15 years and have three- or five-year balloon features. All loans originated by the Bank are retained for investment, with the exception of a few participation loans, of which a portion is sold to other local lenders. The Bank has also purchased participations in commercial real estate loans from other financial institutions. Commercial real estate loans are offered as fixed and floating rate loans with the adjustable rate loans indexed to the prime rate of interest. In light of the higher credit risk associated with commercial real estate loans, loan rates offered on those loans are at a premium to the Bank's 1-4 family loan rates. Properties securing the commercial real estate loan portfolio include properties used for business purposes such as small office buildings or retail facilities, restaurants, etc. in the primary market area. Growth of commercial real estate lending is an area of lending emphasis for the Bank. As of September 30, 2004, the Bank's commercial real estate loan portfolio totaled $26.5 million, or 14.0% of the total loan portfolio.

The Bank offers commercial business loans to small businesses, professionals and sole proprietorships in the local market area. Commercial business loans generally are offered as revolving lines of credit or term loans. Such loans are generally used to longer-term working capital needs such as purchasing equipment or furniture. Variable rate loans are based on the prime rate of interest, plus a margin, while fixed rate loans are set either at a margin above the FHLB comparable advance rate or the prime rate of interest. Commercial business lending is being emphasized as a source of loan growth for the Bank. As of September 30, 2004, First Federal's outstanding balance of commercial business loans totaled $28.9 million, or 15.3% of total loans outstanding.

Construction loans originated by the Bank generally consist of loans to finance the construction of 1-4 family residences and, to a lesser extent, financing for the construction of multi-family and commercial properties. Residential construction loans are generally offered to experienced local developers operating in the Bank's primary market area and to individuals for the construction of their personal residences. The Bank's policies require that the loan convert to a permanent mortgage loan at the end of the construction phase. Construction loans generally are offered for a one-year term and require payment of interest only during the construction period. The Bank will originate construction loans up to a LTV ratio of 80%, provided that the borrower obtains PMI on the loan if the loan balance exceeds 80% of the appraised value or sales prices, whichever is less. Residential construction loans are generally made on the same terms as the one- to four-family mortgage loans. Commercial real estate construction loans are originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction, with terms of nine months. As of September 30, 2004, First Federal's outstanding balance of construction loans totaled $7.9 million, or 4.2% of total loans outstanding.

Diversification into consumer loans primarily consists of home equity loans and lines of credit and second mortgage loans, along with smaller balances of automobile loans and personal secured and unsecured loans. Home equity loans are offered as fixed rate amortizing loans, while lines of credit are adjustable rate with the rate equal to the prime rate of interest. Home equity loans are offered for terms of up to 15 years and the Bank will lend up to maximum LTV ratio of 80% of the combined balance of the first mortgage and an amortizing home equity loan. For home equity lines of credit, the Bank will lend up to a maximum LTV ratio of 80% of the combined balance of the first mortgage and the line of credit. As of September 30, 2004, the balance of home equity loans and lines of credit totaled $9.3 million, while second mortgage loans totaled $9.5 million. Other than home equity and second mortgage loans, consumer lending is expected to remain as a limited area of loan diversification for the Bank. As of September 30, 2004, the Bank's consumer loan portfolio totaled $25.0 million.

Asset Quality

The Bank's generally strict loan underwriting procedures and active 1-4 family residential lending program has generally supported favorable credit quality measures. First Federal's balance of non-performing assets ("NPAs") equaled 1,779,000, or 0.70% of average assets as of September 30, 2004, versus $2,318,000 as of December 31, 2003, or 1.04% of assets. As shown in Exhibit I-11, the Bank's NPAs balance at September 30, 2004 consisted of $480,000 of non-accruing loans, $1,298,000 of loans greater than 90 days delinquent and still accruing, and $1,000 of real estate owned. NPAs were secured by residential property ($933,000), commercial real estate ($697,000), and consumer loans ($148,000).

To track the Bank's asset quality and the adequacy of valuation allowances, First Federal has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of September 30, 2004, the Bank maintained valuation allowances of $1,152,000, equal to 0.61% of net loans receivable and 64.76% of non-performing assets.

Funding Composition and Strategy

Deposits have consistently accounted for the substantial portion of the Bank's interest-bearing funding composition and, at September 30, 2004, deposits equaled 79.4% of First Federal's interest-bearing liabilities ("IBL") composition. Exhibit I-12 sets forth the Bank's deposit composition for the past three and three-quarters fiscal years and Exhibit I-13 provides the interest rate and maturities of the CD portfolio for September 30, 2004.

CDs represent the largest component of the Bank's deposit composition, which in aggregate equaled $108.8 million, or 59.4% of total deposits at September 30, 2004. Comparatively, at fiscal year end 2001, the ratio of CDs comprising total deposits equaled 66.1%, representing an improvement in the composition of the deposit base towards transaction and savings accounts. As of September 30, 2004, 33.7% of the CDs were scheduled to mature in one year or less. As of the same date, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $27.3 million, or 25.1% of total CDs. First Federal maintained a small balance of brokered CDs at September 30, 2004. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Transaction and savings accounts represent the remaining component of the Bank's deposit composition, which in aggregate equaled $73.6 million or 40.6% of total deposits. Comparatively, at fiscal year end 2001, the ratio of transaction and savings accounts comprising total deposits equaled 33.9%. Demand and money market deposit accounts were a source of deposit growth for the Bank during the nine months ended September 30, 2004, with demand deposits increasing from $7.2 million to $11.7 million. Similarly, money market deposit accounts increased from $11.6 million to $16.6 million. Regular and other savings accounts comprised the largest portion of the non-CD deposit base, totaling $28.1 million, or 15.3% of all deposits, as of September 30, 2004.

Borrowings serve as an alternative funding source for the Bank to facilitate management of liquidity and funding costs. Borrowings held by the Bank at September 30, 2004 consisted of $46.0 million of FHLB advances with a weighted average rate of 5.14%, and a $1.3 million unsecured note payable over 10 years to a former owner of ICA with a rate of 5.5%. Exhibit I-14 provides further detail of First Federal's borrowing activities during the past three and three-quarters fiscal years.

Subsidiaries and Other Activities

First Federal has two subsidiaries, Financial Services & Mortgage Corporation ("FSMC"), which leases, sells, develops and maintains real estate properties; and InsuranCenter of Alpena, a licensed insurance agency engaged in the business of property, casualty and health insurance, which First Federal of Northern Michigan acquired in June 2003 for $2.57 million. FSMC's primary activity is the development and sale of residential lots in a development in Alpena County. The balance of real estate held for sale in this subsidiary has declined from $1.5 million at December 31, 1999 to $0.6 million at September 30, 2004. The operations of ICA include a servicing contract with Blue Cross of Michigan, the revenues of which supported the purchase price of ICA. This servicing contract provides approximately 50% of the revenues of ICA, and the loss of this contract would substantially affect the revenue and carrying value of the operations on the Bank's books. At present, there is no indication that the contract would be cancelled. The remaining revenues of ICA are derived from property, casualty and life insurance policies and the sale of investment products.

Legal Proceedings

First Federal is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed to be immaterial to the Bank's financial condition.

II. MARKET AREA

Introduction

First Federal serves the northern portion of the lower peninsula of Michigan through a headquarters office and nine branch offices located in the counties of Alpena, Iosco, Cheboygan, Otsego, Oscoda, Emmet, Antrim and Montmorency. This branch network covers the Michigan peninsula from the eastern border with Lake Huron, to the western border with Lake Michigan. The Bank completed a branch purchase transaction in May 2004, whereby the Emmet and Antrim County branches were acquired from North Country Bank & Trust, a commercial bank. Deposits in these two branches as of June 30, 2004 totaled $12.0 million. A map of the Bank's office locations is shown in Exhibit I-1, and additional detail regarding the Bank's office locations is presented in Exhibit II-1. The primary market area, which contains a total population of approximately 187,000, is primarily a rural area that has long been associated with economic sectors of the timber industry, agriculture, tourism, mining and concrete production. The city of Alpena is the largest city located in the primary market area counties served. Characteristic of rural regions of the country, the primary market area is characterized by minimal population growth, including areas of population decline, and income levels that are lower than statewide averages. Most of the employment is industries that are seasonal in nature and are affected by the broader national and regional economic climate. The Bank's competitive environment includes a combination of smaller, local community commercial banks, branches of larger regional and superregional commercial banks, credit unions and other financial services companies.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been examined in relation to the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The major stock exchange indices increased during calendar year 2003 and through mid-2004, due to the completion of major military action in Iraq, a somewhat improved overall economic performance by the nation's economy, a continued expectation that interest rates will remain at current historical low levels in the foreseen future, low inflation rates and more positive recent corporate earnings reports. However, during April and May 2004, increasing signs of a strongly growing economy led to fears of inflation, higher interest rates and a potential slowdown of the national economy, which resulted in a moderate pullback in the stock market during mid-2004. The price of oil reached all time highs approaching $50 per barrel, which also led to fears of adverse economic impacts. The size of the projected federal budget deficit in the future has also led to a level of uncertainty about future economic performance. The economy showed signs of slowing at the end of the second quarter of 2004, as higher energy prices reduced consumer spending. Retail sales, industrial production and housing starts all fell in June. The index of leading indicators fell in June for the first time in over a year and second quarter GDP declined to a 3.0% annual growth rate. Surging oil prices continued to hamper the U.S. economy during July, as employers added just 32,000 jobs in July. Despite modest job growth, the July unemployment rate dropped to 5.5%. Employment data showed a strengthening jobs market for August, as the 5.4% unemployment rate reported for August was its lowest level since October 2001. Comparatively, other economic data for August generally showed the pace of economic activity continued to decelerate, which included a decline in retail sales and the third straight monthly drop in the index of leading indicators. In September and October 2004, the stock markets reacted to continued unrest in Iraq, the level of oil prices, and the uncertainty surrounding the presidential election. The national unemployment rate has remained relatively low in comparison to recent historical levels, and was 5.4% as of September 2004, representing a decline from 6.5% one year earlier. As an indication of the changes in the nation's stock markets over the last 12 months, as of November 26, 2004, the Dow Jones Industrial Average closed at 10522.23, an increase of 0.7% from December 31, 2003, while the NASDAQ Composite Index stood at 2102.0, an increase of 7.2% over the same time period. The Standard & Poors 500 Index totaled 1182.7 as of November 26, 2004, an increase of 6.4% from December 31, 2003.

Economic and Interest Rate Environment

The future success of First Federal's operations is partially dependent upon various national and local economic trends. Trends in the national economy improved during calendar year 2003 and in the first three quarters of 2004. Inflation remains relatively low compared to historical levels, increasing at an annual rate of 4.1% for the first six months of 2004. The economic slowdown of 2000 to 2002, the results of the reaction to the September 11 attacks, and other actions by the federal government has eliminated the previous Federal budget surplus and caused a record budget deficit for fiscal 2004. The economic slowdown has also caused a noticeable increase in unemployment, which increased from several decades lows of below 5.0% in 2000 to 6.0% in late 2003. As of September 2004, the unemployment rate had declined to 5.4%, although a large number of potential workers had stopped seeking employment and thus were not counted among the unemployed. The economy has showed signs of recovery, termed a "jobless recovery", although certain sectors of the economy remain stagnant. The GDP increased by 3.3% in the second quarter of 2004 and a revised 4.5% in the first quarter of 2004, indicating a somewhat stable growth rate to the economy in the short term.

After remaining at historical lows over the past couple of years, interest rates have increased in recent months, following the perception of a strongly growing economy, and statements by the Federal Reserve that it would likely raise key interest rates in the near future. The Federal Reserve raised the key interest rates by 0.25% at each of the June, July, September and November meetings of the Fed, in recognition of the current stronger economy. The Federal Reserve had kept key market interest rates at historical lows not seen since the 1950s, having lowered the key interest rates (federal funds and the discount rate) over a dozen times since January 1, 2001. As of the latest Fed rate increase, effective September 2004, the Fed Funds rate was 2.00%, down from 6.50% at the beginning of 2001, while the Discount Rate stood at 1.75%, down from 6.00% at January 1, 2001. The financial markets had previously "priced in" the expectation of rising interest rates, as the treasury yield curve had risen in the past 3 months. As of November 26, 2004, one- and ten-year U.S. government bonds were yielding 2.65% and 4.24%, respectively, compared to 1.29% and 4.25%, respectively, as of one year ago. Historical trends for interest rates are presented in Exhibit II-2.

Regional Economy

Major employers in the Bank's market area include various public schools and governmental agencies, along with employment in the health care field (Alpena Regional Medical Center), the Besser Company (concrete products manufacturing), the LaFarge Corporation (limestone mining and cement producer), Treetops Sylvan Resort (an operator of resort properties), the Garland Resort (an operator of resort properties), the Otsego Memorial Hospital , and the Community Memorial Hospital. There is an increasing level of employment in the recreational industry, as leisure time increases for the general population. The Bank's market area is bounded on the west, north and east by two of the Great Lakes, resulting in this increasing focus on recreation.

As shown in Table 2.1 below, the State of Michigan and the eight market area counties all reported the largest proportion of employment in services followed by wholesale/retail trade. Manufacturing represents a smaller proportion of the Bank's market area employment base, while construction employment is a larger percentage. Reflecting the rural nature of the area, agriculture employment is also a higher proportion of the employment base. While certain data is not available for specific employment sectors in the Bank's market area, the overall employment base appears to be somewhat diversified and representative of statewide characteristics. See Exhibit II-3 for additional data and details.

Table 2.1
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Michigan	8 County Market Area
Services	40.4%	28.9%
Wholesale/Ret. Trade	15.1	15.8
Government	12.7	13.4
Manufacturing	14.2	10.7
Construction	5.5	8.9
Finance, Ins., Real Estate	7.5	8.7
Agriculture	1.3	2.6
Transportation/Public Util.	2.8	1.8
Other	0.5	9.2
	100.0%	100.0%

Source: REIS DataSource.

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Michigan, are shown in Table 2.2. As of September 2004, the average unemployment rate for the eight market area counties was somewhat above the state and national average. Unemployment was lowest in Cheboygan and Emmet Counties, and highest in Oscoda County. The comparatively higher unemployment rates indicated for the market area counties are indicative of the lack of availability of employment opportunities in the market area, data which is also notable given the slow population growth or population declines in the several of the market area counties. Similar to the U.S., the September 2004 unemployment rates for all of the primary market areas were lower than a year ago. As stated previously, the employment sectors of the market area are to a degree seasonal in nature, and thus the table below also details the range of unemployment rates experienced in the most recent twelve month period. As shown, the Bank's market area is subject to significant fluctuations in employment levels in comparison to state and national data.

Table 2.2
Unemployment Data

Region	At Sept. 2003	At Sept. 2004	Sept. 03 to Sept. 04 High	Sept. 03 to Sept. 04 Low
United States	5.8%	5.1%	6.3%	5.1%
Michigan	7.0	6.2	7.5	6.0
Market Area Average	7.6%	6.6%	13.4%	6.5%
Alpena County	7.9%	6.2%	10.1%	6.2%
Iosco County	8.3	6.6	12.9	6.6
Cheboygan County	4.1	2.8	19.4	2.8
Otsego County	7.0	5.6	8.3	5.5
Oscoda County	10.8	10.4	15.5	10.4
Emmet County	5.8	5.3	11.6	5.0
Antrim County	7.8	6.3	11.1	6.0
Montmorency County	9.4	9.2	17.9	9.2

Source: U.S. Bureau of Labor Statistics.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the Bank's market area (see Table 2.3, with additional data shown in Exhibit II-4). The Bank operates in a rural market area with an overall small population base, which totaled 187,000 as of 2004. Six of the market area counties are relatively similar in size, with approximately 30,000 residents, while two of the counties are much smaller. Since 2000, population growth in the primary market area has been moderate in comparison to national averages, but in-line with statewide changes in population. Two of the market area counties, Alpena and Iosco, have experienced population declines, while Otsego County has recorded the fastest rate of increase. The Alpena County decline is significantly as approximately 60% of the Bank's deposits (in three branch offices) are located in this county.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of growth and other areas of little population change. The overall

Table 2.3
First Federal of Northern Michigan
Summary Demographic/Economic Information

	Year 2000	Year 2004	Year 2009	Growth Rate 2000-04 (%)	Growth Rate 2004-2009 (%)
Population(000)					
United States	281,422	292,937	307,116	1.0%	0.9%
Michigan	9,938	10,109	10,306	0.4%	0.4%
First Federal Total Market Area	**183**	**187**	**191**	**0.5%**	**0.5%**
Alpena County	31	31	30	-0.5%	-0.5%
Iosco County	27	27	26	-0.7%	-0.7%
Cheboygan County	26	27	29	0.9%	0.8%
Otsego County	23	25	26	1.5%	1.3%
Oscoda County	9	9	9	0.0%	-0.1%
Emmet County	31	33	34	1.0%	0.9%
Antrim County	23	24	26	1.2%	1.1%
Montmorency County	10	11	11	0.8%	0.8%
Households(000)					
United States	105,480	109,949	115,474	1.0%	1.0%
Michigan	3,786	3,876	3,985	0.6%	0.6%
First Federal Total Market Area	**75**	**77**	**80**	**0.8%**	**0.8%**
Alpena County	13	13	13	-0.2%	-0.3%
Iosco County	12	12	12	0.1%	-0.1%
Cheboygan County	11	11	12	1.3%	1.2%
Otsego County	9	10	10	1.8%	1.7%
Oscoda County	4	4	4	0.1%	0.1%
Emmet County	13	13	14	1.3%	1.2%
Antrim County	9	10	10	1.4%	1.3%
Montmorency County	4	5	5	1.2%	1.1%
Median Household Income($)					
United States	$42,729	$46,475	$51,597	2.1%	2.1%
Michigan	45,135	48,188	52,788	1.6%	1.8%
First Federal Total Market Area	**34,912**	**38,047**	**42,769**	**2.2%**	**2.4%**
Alpena County	34,267	36,573	40,204	1.6%	1.9%
Iosco County	31,778	33,847	37,874	1.6%	2.3%
Cheboygan County	33,393	36,710	41,773	2.4%	2.6%
Otsego County	41,303	45,156	50,423	2.3%	2.2%
Oscoda County	28,705	31,343	34,992	2.2%	2.2%
Emmet County	41,016	44,936	51,323	2.3%	2.7%
Antrim County	38,819	43,211	48,887	2.7%	2.5%
Montmorency County	30,018	32,596	36,675	2.1%	2.4%

Table 2.3
First Federal of Northern Michigan
Summary Demographic/Economic Information

	Year			Growth Rate	Growth Rate
	2000	2004	2009	2000-04 (%)	2004-2009 (%)
Per Capita Income($)					
United States	$21,587	$24,092	$27,309	2.8%	2.5%
Michigan	22,168	24,471	27,398	2.5%	2.3%
First Federal Total Market Area	**18,166**	**20,386**	**23,404**	**2.9%**	**2.8%**
Alpena County	17,566	19,113	21,279	2.1%	2.2%
Iosco County	17,115	19,171	21,936	2.9%	2.7%
Cheboygan County	18,088	20,360	23,559	3.0%	3.0%
Otsego County	19,810	22,326	25,751	3.0%	2.9%
Oscoda County	15,697	16,860	19,027	1.8%	2.4%
Emmet County	21,070	24,435	28,465	3.8%	3.1%
Antrim County	19,485	22,205	25,936	3.3%	3.2%
Montmorency County	16,493	18,619	21,281	3.1%	2.7%
2002 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.	
United States	21.0%	28.0%	29.0%	22.0%	
Michigan	21.0%	27.0%	30.0%	22.0%	
First Federal Total Market Area	**17.8%**	**22.4%**	**28.5%**	**31.4%**	
Alpena County	18.0%	23.0%	30.0%	29.0%	
Iosco County	17.0%	20.0%	27.0%	36.0%	
Cheboygan County	18.0%	23.0%	28.0%	31.0%	
Otsego County	20.0%	25.0%	30.0%	25.0%	
Oscoda County	17.0%	20.0%	27.0%	36.0%	
Emmet County	19.0%	25.0%	31.0%	25.0%	
Antrim County	18.0%	23.0%	28.0%	31.0%	
Montmorency County	15.0%	20.0%	27.0%	38.0%	
2002 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+		
United States	26.0%	28.0%	46.0%		
Michigan	24.0%	27.0%	49.0%		
First Federal Total Market Area	**31.0%**	**34.5%**	**34.5%**		
Alpena County	34.0%	32.0%	34.0%		
Iosco County	35.0%	36.0%	29.0%		
Cheboygan County	31.0%	37.0%	32.0%		
Otsego County	23.0%	33.0%	44.0%		
Oscoda County	39.0%	36.0%	25.0%		
Emmet County	25.0%	32.0%	43.0%		
Antrim County	25.0%	33.0%	42.0%		
Montmorency County	36.0%	37.0%	27.0%		

Source: ERSI.

population base provides a source of business for financial institutions, although the competitive environment remains substantial. As shown in Table 2.3, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future.

Income levels, in terms of median household income and per capita income, varied within a fairly broad range between the market area counties examined, with all eight market area counties posting income measures that were lower than the comparable state and U.S. measures. This is an expected characteristic of the market area due to the rural nature, as income and cost of living levels are generally much lower than more populated areas, including suburban and urban cities. The lowest income levels were recorded in the smallest populated counties, Oscoda and Montmorency, while the highest income levels were in Otsego and Emmet Counties. Alpena County, where the largest portion of the Bank's deposits are currently maintained, had income measures that were in the middle of the range for the eight counties, slightly below the average of all the market area counties. Similar to Michigan, growth in household income is projected to increase modestly throughout the primary market area over the next five years, with Emmet County and Antrim County projected to experience the strongest growth in household income through 2009. Household income distribution measures reflect that the primary market area is represented by all income levels, with income levels distributed fairly evenly, while the state and national averages show an overall higher income distribution. Age distribution measures for the primary market area counties are also consistent with rural areas of the country, whereby the market area contains a generally older population base, as shown by the percentage of residents aged 35 or older (59.9%), versus 52.0% for the state of Michigan and 51.0% for the United States.

In summary, the demographic characteristics of the primary market area are considered to be modestly positive for facilitating loan and deposit growth. It is expected that growth will be achieved through building on the Bank's expansion into new markets through offering a broad range of financial services and providing superior customer service. Additionally, growth may also be realized through additional acquisitions of financial institutions or other providers of financial services.

Deposit Trends

The Bank's retail deposit base is closely tied to the market area counties where the respective branches are currently maintained. Table 2.4 displays deposit market trends from June 30, 2001 through June 30, 2004 for the primary market area counties as well as for Michigan. The data indicates that deposits increased in the eight market area counties by an annual average of 4.4% between 2001 and 2004, versus an annual growth rate of 3.6% for the state overall. The market area growth rate is lower when compared to the commercial bank deposit growth rate for the state of 7.0% for the past three years. First Federal maintains over 10 percent of all banking branches in the market area, representing a noticeable market area coverage. All market area counties posted positive deposit growth since 2001, except for Oscoda County. Emmet County recorded the highest annual deposit growth rate (7.4%), followed by Antrim County (6.5%). Similar to Michigan, savings institutions maintained a limited market share of deposits than commercial banks in all of the primary market area counties, with commercial bank market shares ranging from 96.7% in Montmorency County to a low of 63.7% in Alpena County.

First Federal's deposit holdings are substantially concentrated in Alpena County, with a balance of $102.2 million (60.0% of all Bank deposits), and a deposit market share of 28.6% at June 30, 2004. These deposits are held in the three Alpena County branches. The remaining deposits are fairly spread out among the other seven branches, with concentrations of deposits in Iosco County (9.8% of Bank deposits), and Cheboygan County (7.9% of Bank deposits). During the three year period covered in Table 2.4, the Bank realized a decline in deposits in Alpena, Iosco, Cheboygan and Oscoda Counties. First Federal's market shares range from 28.6% in Alpena County and 18.7% in Oscoda County, to market shares of less than 5% in Cheboygan, Otsego, Emmet, Antrim and Montmorency Counties. Future deposit growth will depend on the Bank's ability to better compete following completion of the conversion offering.

Table 2.4
First Federal of Northern Michigan
Deposit Summary

	As of June 30,							
	2001			2004				Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches		Growth Rate 2001-2004
			(Dollars in Thousands)					(%)
State of Michigan	$ 122,204,000	100.0%	2,972	$ 136,073,000	100.0%	3,001		3.6%
Commercial Banks	101,835,000	83.3%	2,565	124,801,000	91.7%	2,747		7.0%
Savings Institutions	20,369,000	16.7%	407	11,272,000	8.3%	254		-17.9%
Market Area Counties Totals	**$ 2,110,328**		**92**	**$ 2,399,765**		**90**		**4.4%**
First Federal Totals	**$ 168,473**		**9**	**$ 170,457**		**10**		**0.4%**
Alpena County	$ 323,340	100.0%	14	$ 356,756	100.0%	15		3.3%
Commercial Banks	204,044	63.1%	10	227,355	63.7%	11		3.7%
Savings Institutions	119,296	36.9%	4	129,401	36.3%	4		2.7%
First Federal of N. Michigan	**119,009**	**36.8%**	**3**	**102,152**	**28.6%**	**3**		**-5.0%**
Iosco County	$ 255,370	100.0%	13	$ 270,330	100.0%	13		1.9%
Commercial Banks	235,354	92.2%	12	253,662	93.8%	12		2.5%
Savings Institutions	20,016	7.8%	1	16,668	6.2%	1		-5.9%
First Federal of N. Michigan	**20,016**	**7.8%**	**1**	**16,668**	**6.2%**	**1**		**-5.9%**
Cheboygan County (1)	$ 273,451	100.0%	14	$ 296,100	100.0%	11		2.7%
Commercial Banks	259,198	94.8%	12	282,629	95.5%	10		2.9%
Savings Institutions	14,253	5.2%	2	13,471	4.5%	1		-1.9%
First Federal of N. Michigan	**14,253**	**5.2%**	**2**	**13,471**	**4.5%**	**1**		**-1.9%**
Otsego County	$ 331,966	100.0%	11	$ 370,629	100.0%	10		3.7%
Commercial Banks	300,261	90.4%	8	312,843	84.4%	7		1.4%
Savings Institutions	31,705	9.6%	3	57,786	15.6%	3		22.2%
First Federal of N. Michigan	**96**	**0.0%**	**1**	**11,802**	**3.2%**	**1**		**397.2%**
Oscoda County	$ 63,115	100.0%	3	$ 60,420	100.0%	3		-1.4%
Commercial Banks	48,459	76.8%	2	49,130	81.3%	2		0.5%
Savings Institutions	14,656	23.2%	1	11,290	18.7%	1		-8.3%
First Federal of N. Michigan	**14,656**	**23.2%**	**1**	**11,290**	**18.7%**	**1**		**-8.3%**
Emmet County (2)	$ 547,371	100.0%	23	$ 677,593	100.0%	24		7.4%
Commercial Banks	522,784	95.5%	20	639,355	94.4%	20		6.9%
Savings Institutions	24,587	4.5%	3	38,238	5.6%	4		15.9%
First Federal of N. Michigan	**0**	**0.0%**	**0**	**8,188**	**1.2%**	**1**		**NM**
Antrim County (2)	$ 229,815	100.0%	10	$ 277,328	100.0%	10		6.5%
Commercial Banks	212,625	92.5%	9	252,521	91.1%	8		5.9%
Savings Institutions	17,190	7.5%	1	24,807	8.9%	2		13.0%
First Federal of N. Michigan	**0**	**0.0%**	**0**	**3,852**	**1.4%**	**1**		**NM**
Montmorency County	$ 85,900	100.0%	4	$ 90,609	100.0%	4		1.8%
Commercial Banks	85,457	99.5%	3	87,575	96.7%	3		0.8%
Savings Institutions	443	0.5%	1	3,034	3.3%	1		89.9%
First Federal of N. Michigan	**443**	**0.5%**	**1**	**3,034**	**3.3%**	**1**		**89.9%**

(1) One branch was closed in Indian River, Cheboygan County, in 2003.
(2) Branches purchased in May 2004 from North Country Bank & Trust.

Source: FDIC

Competition

The Bank faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as First Federal. With regard to lending competition, the Bank encounters the most significant competition from the same institutions providing deposit services. In addition, the Bank competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.5 lists the Bank's largest competitors in each of the primary market area counties. The Bank's deposit market share are also provided in Table 2.5.

In the face of this competition, it has been necessary for the Bank to establish a strategy in order to continue to expand and operate as a viable competitor. As a strong multi-market community banking franchise, the Bank's strategy will be to place an emphasis on positioning First Federal as a community-oriented financial institution that provides superior customer service with local decision making that meets the retail, commercial banking and asset management needs of its customer base. This strategy is designed to identify a niche in the Bank's market where it can compete against other much larger institutions. In this regard, the Bank continually seeks to create and maintain an image of professionalism and integrity, and to keep customers and potential customers informed of the Bank's services.

Table 2.5
First Federal of Northern Michigan
Market Area Counties Deposit Competitors

Competitor	Locations (Market Share)
National City Bank of the MW	Alpena (17.3%) Antrim (7.8%) Cheboygan (33.1%) Emmet (4.0%) Iosco (26.7%) Montmorency (76.2%)
Citizens Bank	Alpena (23.0%) Antrim (6.8%) Cheboygan (33.1%) Oscoda (49.2%) Otsego (5.9%) Montmorency (76.2%)
Fifth Third Bank	Antrim (12.3%) Emmet (24.7%) Cheboygan (33.1%) Otsego (42.3%)

Sources: FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Alpena Bancshares' operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Alpena Bancshares is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Alpena Bancshares and the Peer Group, will then be used as a basis for the valuation of Alpena Bancshares' to-be-issued common stock.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 165 fully-converted publicly-traded thrift institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. From the universe of publicly-traded thrifts, we selected 13 institutions with characteristics similar to those of Alpena Bancshares. In the selection process, we applied one "screen" to the universe of all public companies:

- <u>Screen #1. Midwest institutions with assets between $150 million and $400 million, a return on equity of less than 10% and with a headquarters location outside of a major metropolitan area.</u> Thirteen companies met the criteria for Screen #1 and all were included in the Peer Group. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest based thrifts with assets less than $500 million, from which the Peer Group was selected.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Alpena Bancshares, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Alpena Bancshares' financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- Wayne Savings Bancshares, Inc. of Wayne, OH. Largest peer group company with a low proportion of assets in loans receivable and a high proportion of deposits as funding liabilities. Income approximated the peer group average. There was little loan portfolio diversification away from residential secured assets, resulting in a low risk assets-to-assets ratio. Asset quality is relatively strong.
- LSB Financial Corp. of Lafayette, IN. Second largest peer group company, with a relatively leveraged capital base and higher level of earnings. LSB has also diversified into multi-family/commercial real estate loans, and maintained the largest loans serviced for others portfolio.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
December 2, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	386 J	11	03-31	01/03	16.78	62
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Central IN	Thrift	351	5	12-31	02/95	26.50	38
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	315	8	12-31	09/00	23.01	30
STBI	Sturgis Bancorp, Inc. of MI	NASDAQ	Southcentral MI	Thrift	314 J	11	12-31	11/88	14.82	40
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	292 J	5	12-31	08/02	13.87	38
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	264 J	7	06-30	04/99	19.70	32
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	258	6	12-31	12/97	18.75	36
NEIB	Northeast Indiana Bncrp of IN	NASDAQ	Northeast IN	Thrift	229	3	12-31	06/95	21.90	31
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	225	3	12-31	04/01	12.25	31
HLFC	Home Loan Financial Corp of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	21.00	35
GTPS	Great American Bancorp of IL	NASDAQ	East Central IL	Thrift	157	3	12-31	06/95	25.50	19
AMFC	AMB Fin. Corp. of Munster IN	NASDAQ	Northwest IN	Thrift	154	3	12-31	04/96	14.50	14
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	153 J	2	12-31	12/96	15.19	13

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 12/02/04

- First Federal Bancshares, Inc. of Colchester, IL. First Federal maintained the most leveraged capital position of the Peer Group, along with the highest level of intangibles. Income is supported by a low interest expense ratio and low operating expenses. First Federal's asset composition includes significant investment in MBS and thus recorded the lowest risk asset-to-asset ratio of all Peer Group members. Asset quality was more favorable than most other Peer Group members.

- Sturgis Bancorp, Inc. of Sturgis, MI. One of two Peer Group members operating in the state of Michigan, with a similar sized branch office network. Sturgis has a relatively leveraged capital position, and reported strong levels of non-interest income. This peer group member reported strong investment in commercial real estate/multi-family loans and reported the largest servicing asset. Asset quality was less favorable than other peer group members.

- Monarch Community Bancorp, Inc. of Coldwater, MI. Monarch is a 5-branch thrift with investment in loans receivable and reported the highest level of intangibles of all peer group members, due to an acquisition completed in 2003. The relatively low earnings of this company were affected by high operating expenses and high loan loss provisions.

- First Bancorp of Indiana of IN. First Bancorp operates with a strong balance of investment securities and reported low earnings due to high operating expenses. Loan portfolio diversification was concentrated in commercial business loans resulting in a high risk-assets ratio.

- Union Community Bancorp, Inc. of Crawsfordsville, IN. Union Community, located in westcentral Indiana, was one of two peer group companies to report a slight asset decline in the most recent twelve months. Union maintained a high balance of investment in loans receivable and a higher than average equity position. Earnings were supported by relatively low operating expenses. Loan diversification was primarily in commercial real estate/multi-family loans. Asset quality and reserve coverage ratios were less favorable than peer group averages.

- Northeast Indiana Bancorp, Inc. of IN. Northeast Indiana, located in a rural area of northeast Indiana, maintained a similar balance sheet structure as First Federal, except for a larger proportion of borrowed funds in the funding base. Loan diversification was evident in balances of commercial real estate, commercial business and consumer loans, and asset quality was in line with peer group averages.

- First BancTrust Corp. of Paris, IL. First BancTrust, located in rural east central Illinois, maintained a relatively low loans-to-assets ratio and a corresponding higher ratio of investments. The capital ratio was higher than peer group averages. Income levels, slightly lower than the peer group average, was affected by a high operating expense ratio. First BancTrust maintained the higher proportion of MBS as a percent of assets, resulting in the lowest risk assets-to-assets ratio. Loan diversification was concentrated in commercial real estate and commercial business loans, and asset quality was somewhat lower than peer group averages, although reserve coverage ratios were more favorable.

- Home Loan Financial Corp. of OH. Home Loan Financial, operating in rural central Ohio, recorded one of the highest ratios of loans-to-assets of the peer group members, along with the highest capital ratio. The investment in loans supported income as Home Loan reported the highest net interest margin and highest overall ROA of all peer group members. Loan portfolio diversification was modest, and primarily in the areas of commercial real estate and commercial business loans.

- o Great American Bancorp, Inc. of Champaign, IL. Great American, located in Champaign, Illinois, operates with a relatively high balance of MBS, funded with a larger balance of deposits. Income was slightly higher than peer group averages, as a stronger level of net interest income was offset by higher operating expenses. Non-interest income was the highest of all peer group members. Loan portfolio diversification was greatest in the area of commercial real estate.

- o AMB Financial Corp. of Munster, IN. AMB maintained a relatively high loans-to-assets ratio and a corresponding lower ratio of investments. The capital ratio was lower than peer group averages. Income levels, at the same level as the peer group average, were supported by a similar income statement in most areas. Loan diversification was concentrated in commercial real estate.

- o Home City Financial Corp. of OH. Home City Financial, operating in the moderately sized city of Springfield, Ohio, recorded one of the highest ratios of loans-to-assets of the peer group members, along a relatively low capital ratio. The investment in loans was evident in a high proportion of commercial real estate loans as a percent of assets, and a high risk assets-to-assets ratio.

In aggregate, the Peer Group companies maintain a similar level of capital than the industry average (10.72% of assets versus 10.80% for all public companies), generate lower earnings as a percent of average assets (0.62% ROAA versus 0.79% for all public companies), and generate a lower return on equity (5.71% ROE versus 8.38% for all public companies). Overall, the Peer Group's average P/B ratio was below the average for all publicly-traded thrifts, while the Peer Group's average P/E ratio was similar to the average for all publicly-traded thrifts.

Ideally, the Peer Group companies would be comparable to Alpena Bancshares in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Alpena Bancshares, as will be highlighted in the following comparative analysis.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$2,524	$251
Market capitalization ($Mil)	$396	$32
Equity/assets (%)	10.80%	10.72%
Return on assets (%)	0.79%	0.62%
Return on equity (%)	8.38%	5.71%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	18.47x	18.91x
Price/book (%)	164.76%	120.13%
Price/tangible book (%)	180.03%	127.89%
Price/assets (%)	17.74%	12.85%

(1) Based on market prices as of November 26, 2004.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Alpena Bancshares and the Peer Group. Alpena Bancshares' and the Peer Group's ratios reflect balances as of September 30, 2004, unless otherwise indicated for the Peer Group companies. Alpena Bancshares' equity-to-assets ratio of 8.6% was below the Peer Group's average net worth ratio of 10.7%. However, the Company's pro forma capital position will increase with the addition of stock proceeds and will exceed the Peer Group's ratio following the conversion. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 7.2% and 10.1%, respectively, as goodwill and intangibles maintained by the Company equaled 1.4% of assets. The increase in Alpena Bancshares' pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a relatively low return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Company's ratios. On a pro forma basis, the Company's surpluses will likely be more significant than indicated for the Peer Group.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Alpena Bancshares, Inc. of MI September 30, 2004	1.9	18.7	73.8	71.7	18.6	0.0	8.6	1.4	7.2	0.0	18.59	19.30	19.39	27.88	0.41	-0.09	1.24	6.95	6.95	11.24
All Public Companies	4.1	23.6	67.5	66.3	20.9	0.7	10.6	0.9	9.8	0.0	13.25	4.45	14.57	8.58	17.78	4.04	3.24	9.03	9.02	15.96
State of MI	4.6	7.3	80.9	63.6	23.1	0.2	10.3	1.6	8.7	0.0	21.24	-23.33	30.47	28.13	22.61	8.79	-0.59	7.76	7.79	12.53
Comparable Group Average	5.2	17.2	71.8	70.0	17.8	0.4	10.7	0.7	10.1	0.0	8.17	-7.69	10.94	10.26	13.92	-1.46	-4.01	9.52	9.72	16.10
Mid-West Companies	5.2	17.2	71.8	70.0	17.8	0.4	10.7	0.7	10.1	0.0	8.17	-7.69	10.94	10.26	13.92	-1.46	-4.01	9.52	9.72	16.10
Comparable Group																				
Mid-West Companies																				
AMFC AMB Fin. Corp. of Munster IN	6.2	4.5	81.8	73.4	12.7	3.2	8.5	0.0	8.5	0.0	3.95	-14.25	7.60	1.66	17.55	8.00	8.00	8.95	8.95	15.51
FBTC First BancTrust Corp of IL	4.3	38.9	51.7	70.6	16.7	0.0	12.1	0.0	12.1	0.0	0.08	-8.70	7.84	-2.26	5.63	5.80	5.80	11.85	11.85	23.65
FBEI First Bancorp of Indiana of IN(1)	3.4	29.6	61.6	69.2	18.2	0.0	11.0	0.8	10.2	0.0	40.08	NM	20.49	57.68	19.42	-3.14	-3.10	NM	NM	NM
FFBI First Federal Bancshares of IL	4.6	49.9	43.0	86.2	2.0	2.3	7.5	0.5	7.0	0.0	0.77	2.73	1.77	3.19	70.84	-41.57	-42.96	7.68	7.68	16.96
GTPS Great American Bancorp of IL	15.9	3.2	75.3	78.1	9.6	0.0	11.1	0.3	10.8	0.0	-4.02	-45.88	18.87	-6.35	15.38	-1.59	-1.63	8.05	8.05	15.07
HCFC Home City Fin. Corp. of OH(1)	4.6	8.2	82.0	68.7	22.6	0.0	8.1	0.2	7.9	0.0	3.25	59.35	-2.25	3.44	1.59	5.91	6.36	NM	NM	NM
HLFC Home Loan Financial Corp of OH	1.5	12.3	82.6	55.3	29.7	0.0	14.1	0.0	14.1	0.0	6.49	6.16	3.77	2.56	16.30	3.84	3.84	11.30	11.30	18.40
LSBI LSB Fin. Corp. of Lafayette IN	2.9	3.8	89.2	70.5	20.6	0.0	8.4	0.0	8.4	0.0	12.01	-29.63	17.59	13.00	10.51	8.57	8.57	8.24	8.24	11.50
MCBF Monarch Community Bncrp of MI(1)	5.7	8.4	75.9	61.0	22.3	0.0	14.4	3.6	10.8	0.0	34.80	-28.65	49.79	51.32	13.47	12.99	-15.55	9.42	9.42	15.25
NEIB Northeast Indiana Bncrp of IN	2.3	17.3	75.4	56.2	31.7	0.0	11.4	0.0	11.4	0.0	3.25	-20.82	11.56	4.91	3.24	-4.23	-4.23	10.90	10.90	17.40
STBI Sturgis Bancorp, Inc. of MI(1)	8.3	10.4	73.4	65.3	25.1	0.0	9.0	1.7	7.3	0.0	6.64	5.46	8.31	-0.24	35.47	-0.49	-0.65	7.70	NM	11.13
UCBC Union Community Bancorp of IN	4.6	3.4	85.2	73.2	13.0	0.0	12.9	1.1	11.8	0.0	-3.67	-24.28	-1.15	-1.59	-11.76	-5.88	-6.14	11.07	11.07	NM
WAYN Wayne Savings Bancshares of OH(1)	3.8	34.2	55.9	81.9	6.5	0.0	10.9	0.4	10.5	0.0	2.64	6.22	-1.98	6.07	-16.67	-7.13	-10.38	NM	NM	NM

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Alpena Bancshares and the Peer Group. Alpena Bancshares' loans-to-assets ratio of 73.8% was above the comparable Peer Group ratio of 71.8%. Comparatively, Alpena Bancshares' cash and investments-to assets ratio of 20.6% was below than the comparable Peer Group measure of 22.4%. Overall, Alpena Bancshares' interest-earning assets amounted to 94.4% of assets, which approximated the Peer Group's ratio of 94.2%.

Alpena Bancshares' funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 71.7% of assets, which was above the comparable Peer Group ratio of 70.0%. Comparatively, borrowings accounted for a higher portion of the Company's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 18.6% and 17.8% for Alpena Bancshares and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 90.3% and 88.2%, respectively. Following the increase in capital provided by the net proceeds of the conversion offering, the Company's ratio of interest-bearing liabilities as a percent of assets will be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Company's ratio, based on respective ratios of 106.8% and 104.5%. The additional capital realized from stock proceeds should serve to provide Alpena Bancshares with an IEA/IBL ratio that exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of conversion proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Alpena Bancshares' growth rates are based on annualized growth for the nine months ended September 30, 2004, while the Peer Group's growth measures are based on annual growth for the twelve months ended September 30, 2004 or the most recent period available. Alpena Bancshares' assets showed a noticeable increase, at an 18.59% annualized rate, versus an 8.2%

asset growth rate posted by the Peer Group. In line with this asset growth, Alpena Bancshares' major asset categories showed similar changes over the time period. Asset growth for the Peer Group was realized through loan growth, as cash and investments declined. Overall, the Company's asset growth measures would tend to indicate greater earnings growth potential relative to the Peer Group's asset growth measures, although the Peer Group currently maintains an advantage in terms of available equity to leverage. In contrast, Alpena Bancshares' future asset growth potential will be enhanced by the increased leverage capacity that will result from the infusion of net conversion proceeds into capital.

Similar to the asset side of the balance sheet, the Company's balances of deposits also showed an increase, offset by little change in borrowings, while the equity base was slightly lower. The Peer Group's growth rate for borrowings was higher than the comparable growth rate indicated for the Company, while deposits increased at a lower rate. The Peer Group also reported a decline in the equity base, of 1.5%. Factors contributing to the Company's capital decline included its low earnings level, and payment of dividends to minority shareholders. Comparatively, despite recording a higher return on assets than the Company, the Peer Group's capital declined due to dividend payments as well as stock repurchases, and possible changes to the AFS adjustment. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will depress the Company's capital growth rate following the stock offering.

<u>Income and Expense Components</u>

Table 3.3 displays comparable statements of operations for Alpena Bancshares and the Peer Group, based on earnings for the twelve months ended September 30, 2004 unless indicated otherwise for the Peer Group companies. For the period shown in Table 3.3, Alpena Bancshares reported net income of 0.31% of average assets, while the Peer Group reported net income to average assets of 0.62%. The comparable returns indicated for Company and the Peer Group resulted from the Company's lower net interest margin and higher level of operating expense.

Net interest income represents the primary source of earnings for the Company and the Peer Group, equaling 2.91% and 3.00% of average assets, respectively. The Company

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Alpena Bancshares, Inc. of MI																			
September 30, 2004	0.31	5.46	2.56	2.91	0.10	2.81	0.00	0.00	1.83	1.83	4.39	0.13	0.33	0.00	5.86	2.97	2.89	2,121	28.05
All Public Companies	0.77	5.02	1.97	3.05	0.13	2.92	0.05	0.00	0.66	0.71	2.53	0.02	0.09	0.01	5.20	2.22	2.99	5,378	34.00
State of MI	0.75	5.07	2.40	2.67	0.16	2.51	0.14	0.00	0.92	1.06	2.85	0.02	0.39	0.00	5.42	2.81	2.60	4,061	28.49
Comparable Group Average	0.62	5.24	2.23	3.00	0.14	2.86	0.04	-0.01	0.67	0.70	2.79	0.01	0.13	0.00	5.54	2.56	2.98	3,713	31.90
Mid-West Companies	0.62	5.24	2.23	3.00	0.14	2.86	0.04	-0.01	0.67	0.70	2.79	0.01	0.13	0.00	5.54	2.56	2.98	3,713	31.90
Comparable Group																			
Mid-West Companies																			
AMFC AMB Fin. Corp. of Munster IN	0.63	5.20	2.34	2.86	0.11	2.75	0.09	-0.03	0.81	0.87	2.77	0.00	-0.06	0.00	5.64	2.63	3.01	4,824	38.05
FBTC First BancTrust Corp of IL	0.57	5.18	1.96	3.22	0.28	2.94	0.15	-0.04	1.20	1.30	3.57	0.00	0.17	0.00	5.45	2.24	3.21	2,643	31.00
FBEI First Bancorp of Indiana of IN(1)	0.14	4.93	2.16	2.77	0.10	2.66	0.00	0.00	0.57	0.57	3.36	0.03	0.29	0.00	5.25	2.55	2.71	3,475	NM
FFBI First Federal Bancshares of IL	0.56	4.52	1.87	2.64	0.01	2.63	0.06	0.00	0.19	0.25	2.16	0.01	0.16	0.00	4.64	2.13	2.52	3,792	44.20
GTPS Great American Bancorp of IL	0.78	4.87	1.40	3.48	0.00	3.48	0.05	0.00	1.78	1.84	4.08	0.00	0.01	0.00	5.15	1.59	3.56	1,956	37.25
HCFC Home City Fin. Corp. of OH(1)	0.43	5.85	2.92	2.93	0.26	2.67	0.00	0.00	0.13	0.13	2.18	0.02	0.00	0.00	6.17	3.20	2.97	4,379	28.34
HLFC Home Loan Financial Corp of OH	1.09	6.18	2.32	3.86	0.29	3.57	0.00	0.00	0.45	0.45	2.44	0.00	0.12	0.00	6.33	2.73	3.59	4,112	35.59
LSBI LSB Fin. Corp. of Lafayette IN	0.84	5.70	2.48	3.22	0.23	3.00	0.00	0.00	0.55	0.55	2.35	0.00	0.15	0.00	5.96	2.72	3.23	3,550	37.42
MCBF Monarch Community Bncrp of MI(1)	0.23	5.37	2.66	2.71	0.31	2.40	0.12	0.00	0.59	0.71	3.26	0.05	0.48	0.00	5.75	3.26	2.49	4,708	20.81
NEIB Northeast Indiana Bncrp of IN	0.75	5.34	2.57	2.77	0.00	2.77	0.09	0.00	0.45	0.53	2.35	0.00	0.06	0.00	5.62	2.95	2.67	4,574	25.62
STBI Sturgis Bancorp, Inc. of MI(1)	0.70	4.88	2.15	2.73	0.08	2.65	0.00	0.00	1.16	1.16	3.15	0.00	0.30	0.00	5.34	2.40	2.94	2,708	25.74
UCBC Union Community Bancorp of IN	0.67	5.33	2.39	2.94	0.09	2.85	0.00	-0.06	0.39	0.34	2.20	0.03	0.00	0.00	5.71	2.78	2.94	4,157	29.54
WAYN Wayne Savings Bancshares of OH(1)	0.65	4.73	1.82	2.90	0.04	2.86	0.00	0.00	0.45	0.45	2.43	0.00	0.04	0.00	4.98	2.08	2.90	3,390	29.24

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

maintained both a higher interest income ratio and a higher interest expense ratio in comparison to the Peer Group's ratios. The Company's higher interest income ratio was caused by maintaining a somewhat higher yield on interest earning assets (5.86% versus 5.54% for the Peer Group). The Company's higher interest expense ratio posted was facilitated in part by a higher funding cost (2.97% versus 2.56% for the Peer Group) and by a higher ratio of interest-bearing liabilities as a percent of assets. Following the Company's conversion, the increase in capital to be realized from the infusion of conversion proceeds and the resultant decline in the level of interest-bearing liabilities funding assets should improve the Company's position in comparison to the Peer Group with respect to the interest expense ratio.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 4.39% and 2.79%, respectively, excluding amortization of goodwill and other intangibles. In general, the Company's higher operating expense ratio is reflective of its relatively large branch office network for its deposit and asset size, along with the operations of ICA. Consistent with the Company's higher operating expense ratio, Alpena Bancshares maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $2.1 million for the Company, versus a comparable measure of $3.7 million for the Peer Group. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. At the same time, Alpena Bancshares' capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. However, this comparison is not meaningful in Alpena Bancshares' case, due to the inclusion of ICA's expenses in the expense base, without the benefits of the income generated by ICA.

Sources of non-interest operating income were a larger contributor to the Company's earnings, with such income amounting to 1.83% and 0.70% of Alpena Bancshares' and the Peer Group's average assets, respectively. As detailed in Chapter One, excluding the income generated by ICA results in a non-interest operating income ratio for the Company of 0.58%, somewhat less that the Peer Group's ratio. The Peer Group's higher level of non-interest operating income is supported by income generated through service fees and charges, similar to the Company. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Alpena Bancshares' efficiency ratio of 92.6% was less favorable than the Peer Group's efficiency ratio of 75.4%.

Loan loss provisions had a moderate impact on the Company's earnings, with Alpena Bancshares reporting provisions of 0.10% of average assets, while the Peer Group established reserves equaling 0.14% of average assets. The level of loan loss provisions established by the Company and the Peer Group was indicative of their generally favorable credit quality measures.

Net gains or losses were a factor in the Company's and the Peer Group's earnings, with Alpena Bancshares reporting net non-operating income of 0.33% of average assets, while the Peer Group reported gains of 0.13% of average assets. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings. In the case of Alpena Bancshares, the gains were primarily were derived from gains on the sale of loans and investment securities. The gains recorded by the Peer Group were supported by gains derived from the sale of fixed rate loans as an ongoing activity. Accordingly, such gains warrant some consideration as a core earnings factor for the Company and the Peer Group, but are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

The Company recorded an effective tax rate of 28.1%, while the Peer Group posted an effective tax rate of 31.9%, respectively.

Loan Composition

Table 3.4 presents data related to the loan composition of Alpena Bancshares and the Peer Group. In comparison to the Peer Group, the Company's loan portfolio composition reflected a somewhat lower concentration in the aggregate of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (50.2% of assets versus 52.0% for the Peer Group). A higher concentration of MBS primarily accounted for the Peer Group's higher ratio, offset by a lower ratio of 1-4 family residential loans. Loans serviced for others equaled 55.2% and 17.1% of the Company's and the Peer Group's assets, respectively, thereby indicating the greater influence of mortgage banking activities on the Company's operations. The Company's higher balance of loans serviced for others translated into a higher ratio of servicing intangibles, as servicing assets equaled 0.35% and 0.21% of the Company's and the Peer Group's assets, respectively.

Diversification into higher risk and higher yielding types of lending was slightly more significant for the Peer Group. Commercial business loans represented the most significant area of lending diversification for the Company (11.4% of assets), followed by commercial real estate loans (9.5% of assets). Similarly, commercial real estate loans represented the most significant area of lending diversification for the Peer Group (15.4% of assets) followed by commercial business loans (5.6% of assets). In comparison to Alpena Bancshares, the Peer Group's loan composition reflected a lower concentration of construction/land loans (3.1% of assets) and a higher concentration of consumer loans (4.1% of assets). Beyond commercial real estate and commercial business loans, lending diversification for the Company was limited consisting of balances of construction and land loans (4.0% of assets) and consumer loans (2.5% of assets). Overall, the similar degree of lending diversification into higher risk types of lending translated into similar risk weighted assets-to-assets ratio of 65.1%, versus a comparable ratio of 62.8% maintained by the Peer Group.

Credit Risk

Overall, the Company's credit risk exposure appears to be lower than the Peer Group's, based on the Company's lower ratios of non-performing loans and non-performing assets as a

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of September 30, 2004

	Portfolio Composition as a Percent Assets								
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Alpena Bancshares, Inc. of MI	3.29	46.91	3.97	9.54	11.36	2.45	65.08	140,426	898
All Public Companies	12.81	37.34	4.92	15.86	3.56	3.83	60.26	729,161	8,468
State of MI	1.64	52.19	2.81	14.65	3.19	4.24	61.53	7,608,382	45,681
Comparable Group Average	9.47	42.56	3.08	15.35	5.56	4.14	62.83	42,968	522
Comparable Group									
AMFC AMB Fin. Corp. of Munster IN	1.72	56.36	4.31	16.91	1.71	3.04	59.28	0	0
FBTC First BancTrust Corp of IL	27.38	16.43	0.84	11.96	11.23	3.08	53.10	89,947	817
FBEI First Bancorp of Indiana of IN(1)	24.93	30.41	1.92	1.72	26.35	2.01	67.41	56,518	321
FFBI First Federal Bancshares of IL	24.76	25.09	0.95	10.76	3.42	2.43	46.32	40,616	0
GTPS Great American Bancorp of IL	2.52	39.29	2.57	16.71	4.80	6.95	56.86	45,224	93
HCFC Home City Fin. Corp. of OH(1)	1.57	43.17	3.64	24.58	1.57	9.53	68.35	2,284	0
HLFC Home Loan Financial Corp of OH	6.44	56.49	2.64	11.05	7.56	4.64	63.60	7,087	57
LSBI LSB Fin. Corp. of Lafayette IN	0.38	43.91	8.88	29.24	1.04	4.27	77.10	156,513	1,399
MCBF Monarch Community Bncrp of MI(1)	0.29	54.07	3.91	13.55	3.33	1.56	63.27	92,836	1,654
NEIB Northeast Indiana Bncrp of IN	6.82	44.78	2.83	12.43	6.15	6.26	66.03	31,602	300
STBI Sturgis Bancorp, Inc. of MI(1)	6.05	39.77	3.15	24.13	2.94	3.83	72.55	259	1,864
UCBC Union Community Bancorp of IN	0.11	59.37	3.57	18.71	0.62	4.35	68.59	0	0
WAYN Wayne Savings Bancshares of OH(1)	20.17	44.14	0.85	7.76	1.54	1.84	54.31	35,700	281

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Alpena Bancshares, Inc. of MI	0.00	0.70	0.26	0.61	140.00	64.76	123	0.07
All Public Companies	0.09	0.54	0.61	0.97	224.79	203.07	274	0.11
State of MI	0.43	1.36	1.11	0.88	92.98	64.01	1,358	0.82
Comparable Group Average	0.18	1.21	1.35	0.82	63.57	53.45	140	0.29
Comparable Group								
AMFC AMB Fin. Corp. of Munster IN	0.29	1.37	1.31	0.56	43.16	33.95	41	0.13
FBTC First BancTrust Corp of IL	0.10	1.03	1.77	1.95	109.76	99.61	21	0.07
FBEI First Bancorp of Indiana of IN(1)	0.00	NA	NA	0.59	NA	NA	54	0.00
FFBI First Federal Bancshares of IL	0.03	0.53	0.07	0.68	NA	56.34	20	-0.01
GTPS Great American Bancorp of IL	0.00	0.02	NA	1.01	NA	NA	0	0.00
HCFC Home City Fin. Corp. of OH(1)	0.00	NA	NA	0.63	NA	NA	12	0.04
HLFC Home Loan Financial Corp of OH	0.00	NA	2.59	0.50	19.41	NA	24	0.07
LSBI LSB Fin. Corp. of Lafayette IN	0.20	1.83	1.62	0.89	55.31	43.97	0	0.00
MCBF Monarch Community Bncrp of MI(1)	1.20	1.98	NA	0.96	NA	37.06	1,361	2.94
NEIB Northeast Indiana Bncrp of IN	0.07	0.72	0.86	0.84	97.86	88.28	23	0.05
STBI Sturgis Bancorp, Inc. of MI(1)	0.12	2.01	2.12	1.07	50.32	39.28	101	0.18
UCBC Union Community Bancorp of IN	0.32	1.44	1.31	0.49	37.38	29.14	132	0.24
WAYN Wayne Savings Bancshares of OH(1)	0.04	NA	0.51	0.49	95.36	NA	27	0.05

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

percent of non-performing loans and total assets, respectively. As shown in Table 3.5, the Company's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.70% of assets, which was below the comparable Peer Group ratio of 1.21%. Non-performing loans equaled 0.26% of the Company's loans compared to 1.35% for the Peer Group. The Company maintained a higher level of loss reserves as a percent of non-performing loans (140.0% versus 163.6% for the Peer Group), while at the same time maintaining lower reserves as a percent of loans (0.61% versus 0.82% for the Peer Group). The similar credit risk was also evident in the level of net charge-offs for the twelve month period, which equaled 0.07% and 0.07% of the Peer Group's (median figure) and the Company's respectively, both of which are relatively low figures.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. In terms of balance sheet composition, Alpena Bancshares' interest rate risk characteristics were considered to be slightly less favorable in a declining interest rate environment than the Peer Group's. Most notably, Alpena Bancshares' lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. The level of non-interest earning assets was similar for both with respect to capacity to generate net interest income and, in turn, limiting the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Company with comparable or slightly more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Alpena Bancshares and the Peer Group. In general, the fluctuations in the Company's ratios were similar to that experienced by the Peer Group, which implied there was a similar degree of interest rate risk associated with its net interest income compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.6. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of September 30, 2004 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 09/30/04	06/30/04	03/31/04	12/31/03	09/30/03	06/30/03
				(change in net interest income is annualized in basis points)					
Alpena Bancshares, Inc. of MI	7.2	104.5	5.6	0	-1	1	-19	29	-7
All Public Companies	9.7	108.2	4.7	2	-3	1	7	-4	-4
State of MI	8.7	106.9	7.2	-5	13	6	-4	-13	-1
Comparable Group Average	10.1	107.0	5.8	-6	3	6	-11	-2	-8
Comparable Group									
AMFC AMB Fin. Corp. of Munster IN	8.5	103.6	7.5	-24	5	41	-32	-6	2
FBTC First BancTrust Corp of IL	12.1	108.6	5.2	-15	12	-16	18	-11	-40
FBEI First Bancorp of Indiana of IN(1)	10.2	108.2	5.4	NA	-8	-22	-17	-23	14
FFBI First Federal Bancshares of IL	7.0	107.7	2.5	-0	4	-8	-26	46	-32
GTPS Great American Bancorp of IL	10.8	107.7	5.5	27	27	12	0	-22	-6
HCFC Home City Fin. Corp. of OH(1)	7.9	103.8	5.2	NA	-7	-6	-21	8	15
HLFC Home Loan Financial Corp of OH	14.1	113.3	3.6	-20	-2	8	-14	-2	23
LSBI LSB Fin. Corp. of Lafayette IN	8.4	105.3	4.1	-5	-9	-3	-24	42	-31
MCBF Monarch Community Bncrp of MI(1)	10.8	107.9	10.1	NA	55	-0	-8	-22	-9
NEIB Northeast Indiana Bncrp of IN	11.4	108.1	5.0	-5	4	16	11	-12	-1
STBI Sturgis Bancorp, Inc. of MI(1)	7.3	101.9	7.9	NA	-3	10	3	-21	-8
UCBC Union Community Bancorp of IN	11.8	108.1	6.8	-10	1	6	-27	6	-16
WAYN Wayne Savings Bancshares of OH(1)	10.5	106.3	6.1	NA	-41	36	-7	-7	-18

(1) Financial information is for the quarter ending June 30, 2004.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

rate sensitive liabilities will be funding a lower portion of Alpena Bancshares' assets and the proceeds will be substantially deployed into interest-earning assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Alpena Bancshares. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bancorp's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for Bancorp's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Alpena Bancshares' operations and financial conditions; (2) monitor Alpena Bancshares' operations and financial conditions relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for Bancorp and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Bancorp's value, or Bancorp's value alone. To the extent a change in factors impacting Bancorp's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of s coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Groups' financial strength are noted as follows:

- Overall A/L Composition. The Company maintained a slightly higher concentration of assets in loans receivable, and loan diversification was slightly more significant for the Peer Group. Overall the Company had a slightly higher risk weighted assets-to-assets ratio than the Peer Group on average. Alpena Bancshares' funding composition reflected a slightly higher concentration of deposits and higher concentration of borrowings relative to the Peer Group's ratios. Overall, as a percent of assets, the Company maintained a similar IEA ratio and a higher IBL ratio than for the Peer Group, which resulted in a less favorable IEA/IBL ratio for the Company in comparison to the Peer Group. This disadvantage is expected to be offset on a pro forma basis. Accordingly, RP Financial concluded that no adjustment was warranted for the Company's overall asset/liability composition.

- Credit Quality. The Company maintained favorable NPA ratios but a less favorable reserve-to-loans ratio relative to the Peer Group. Net loan charge-off ratios as a percent of loans were similar for both. The Company maintained a slightly higher risk weighted assets-to-assets ratio, as Alpena Bancshares' greater concentration of loans receivable in the earning asset portfolio was in part offset by a higher proportion of lower risk residential loans. Overall, no adjustment was warranted for this factor.

- Balance Sheet Liquidity. The Company operated with a similar level of liquidity relative to the Peer Group, in terms of both cash and equivalents and investments securities. Borrowing capacities for both were similar. Given the increase to the Company's liquidity on a pro forma basis, no adjustment was warranted.

- Funding Liabilities. The level of funding sources, deposits and borrowings were similar for both the Peer Group and the Company, with Alpena Bancshares' ratios both slightly higher than the Peer Group. Funding costs were higher for the Company, indicating a potentially higher deposit cost market area. While the Company currently maintains a lower IBL ratio than the Peer Group, following the stock offering this comparative disadvantage should dissipate. On balance, no adjustment was made.

- Equity. The Company's equity-to-assets and tangible equity-to-assets ratios were lower than the comparable Peer Group ratios. Following the stock offering, however, Bancorp's pro forma capital position will exceed the Peer Group's capital ratios both on a reported and tangible capital basis. Thus, a slight upward adjustment was warranted.

On balance, Alpena Bancshares' balance sheet strength was considered to be similar to the Peer Group's, as implied by the various factors discussed above. Accordingly, we concluded that no valuation adjustment was warranted for the Company's financial strength.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company maintained significantly lower comparative profitability (0.31% of average assets versus 0.62% for the Peer Group), due to a lower ratio of net interest income and a higher ratio of operating expenses, including intangibles amortization. The Company's higher level of non-interest operating income reflects the operations of the ICA subsidiary, along with the mortgage banking operations. Operating expenses are elevated due to the ICA subsidiary, the mortgage banking operations, and the costs of operating the 10 branch office network. On a pro forma basis, the Company's comparative earnings disadvantage is expected to continue in the short-run as the net earnings impact from the offering is expected to be marginal until balance sheet growth can be realized. Alpena Bancshares' reported earnings warrant a slight downward adjustment for valuation purposes.

- Core Earnings. The Company's and the Peer Group's earnings were derived largely from recurring sources, although Alpena Bancshares reported net gains (mostly on the sale of securities and loans) at a rate of 0.33% of average assets, versus net gains of 0.13% of average assets for the Peer Group. Thus, a comparison of the Company's core earnings to the Peer Group's was less favorable than reported earnings. Overall, the Company maintains a disadvantage in terms of efficiency, and the key to closing the gap relative to the Peer Group is profitable balance sheet growth, which will require time. As noted above, the net income benefit from the offering proceeds is expected to be limited initially given current low reinvestment rates and the cost of the stock benefit plans and other public company costs. The Company's core earnings warrant a moderate downward adjustment for valuation purposes.

- Interest Rate Risk. The Company reported higher levels of non-interest income due to the ICA operations and the higher operating expenses incurred from these subsidiary operations (such expenses are generally fixed costs), places the Company's interest rate risk profile at an elevated level, despite recent similarity in net interest income volatility. Other measures of interest rate risk, such as capital ratios and IEA/IBL ratios were more favorable for the Peer Group. At the same time, the increased pro forma equity and IEA/assets ratios is expected to reduce the Company's current exposure. Thus, no adjustment for this factor was made.

- Credit Risk. The Peer Group's loan loss provisions were comparatively higher than the Company's over the most recent 12 month period. The Company's NPA ratios are more favorable than the Peer Group. Alpena Bancshares' reserve ratios are higher, with the exception of the reserves-to-loans ratio, which is higher for the Peer Group. The Company maintains a similar, but slightly higher proportion of assets in loans, while the Peer Group has slightly greater loan diversification. Taking these factors into account, a slight upward adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. The infusion of stock proceeds will increase the Company's capacity for balance sheet growth. However, it remains uncertain as to whether retail growth (particularly in raising deposits), can be achieved in a sufficiently profitable manner. The Company has recently invested in infrastructure and personnel to support expected growth on a post-offering basis – thus the next wave of growth is expected to require a nominal increase in additional expense. While in the future the Bank intends to focus on expanding the operations of the ICA subsidiary operations, the level of future success remains uncertain. The revenue from mortgage banking operations also will remain uncertain and highly dependent upon loan origination volumes and the interest rate environment. Additional investment is in-process or planned for the near term future for renovations/construction of two branch office facilities to replace older facilities, which will reduce funds available for reinvestment in earning assets and increase depreciation expense. Overall, the Company's earnings growth potential appears to be similar to the Peer Group's and no valuation adjustment was warranted for this factor.

- Return on Equity. As the result of the increase in equity that will be realized from the infusion of net stock proceeds and the Company's lower profitability, the Company's pro forma return on equity ("ROE") will be below the comparable average for the Peer Group. We concluded that a moderate downward adjustment was warranted for the Company's ROE.

Overall, a moderate downward adjustment was applied for the Company's profitability, growth and viability of earnings.

3. Asset Growth

Recent asset growth trends for the Company and the Peer Group reflected more favorable growth characteristics for the Company, as Alpena Bancshares recently experienced stronger growth in assets, loans and investment securities. Absent the conversion transaction, Bancorp's growth potential would be less than the Peer Group's, due to a lower current tangible capital ratio. On a pro forma basis, the Company's tangible equity-to-assets ratio will be modestly higher than the Peer Group average, indicating a modestly greater leverage capacity for the Company. The ability for profitable growth, however, remains uncertain, and given Alpena Bancshares' cost structure, growth in the Company's assets to a level that provides for a similar capital ratio as the Peer Group will continue to result in a lower efficiency ratio. The planned dividend payout ratio will also result in slower equity growth, which will limit the ability to growth the asset base over the longer term. On balance, we concluded that no adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Company's overall eight county market area has experienced moderate population and household increases since 2000, although two of the market area counties, include the headquarters county of Alpena, have lost population since 2000. Alpena County, as shown in Chapter Two, is the location of approximately 60% of the Company's deposits and three branch offices. The primary market area has an economy tied to the timber, agriculture, tourism, mining and concrete production industries, with household and per capita income measures lower than state and national averages, although these income levels are reflective of the rural market area. Competition faced by the Company for deposits and loans is moderate to significant, which includes other locally based banks and credit unions, as well as regional and super regional banks.

Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. Overall, the markets served by the Peer Group companies were viewed as being somewhat more favorable with respect to supporting growth opportunities. The primary market areas served by the Peer Group companies are generally more populated and have generally experienced higher levels of population growth compared to the Company's market area. Per capita income levels were relatively consistent between the Company and the Peer Group. In general, the Peer Group companies faced less competition than the Company, as indicated by the significantly higher deposit market share that was maintained by the Peer Group companies on average (16.6% versus 7.1% for the Company). As shown in Table 4.1, September 2004 unemployment rates for the majority of the markets served by the Peer Group companies were lower than the unemployment rate reflected for Alpena County and for the eight county market area. On balance, we concluded that a slight downward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Alpena Bancshares and the Peer Group Companies(1)

	County	Sept. 2004 Unemployment
Alpena Bancshares Market Area	Alpena County	6.2%
Alpena Bancshares Market Area	8 Counties	6.6%
Peer Group Average		5.3%
AMB Financial Corp. of IN	Lake	5.7%
First BancTrust Corp. of IL	Edgar	4.1
First Bancorp of Indiana of IN	Vanderburgh	4.2
First Federal Bancshares, Inc. of IL	McDonough	2.7
Great American Bancorp, Inc. of IL	Champaign	3.3
Home City Financial Corp. of OH	Clark	5.8
Home Loan Financial Corp. of OH	Coshocton	13.5
LSB Financial Corp. of IN	Tippecanoe	3.7
Monarch Community Bncp, Inc. of MI	Branch	6.2
Northeast Indiana Bancorp, Inc. of IN	Huntington	6.1
Sturgis Bancorp, Inc. of MI	St. Joseph	5.6
Union Community Bancorp, Inc. of IN	Montgomery	3.7
Wayne Savings Bancorp, Inc. of OH	Wayne	4.6

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

Alpena Bancshares has indicated its intention to pay dividends in an amount such that current minority shareholders of Alpena Bancshares will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio in the conversion. At the current midpoint valuation, the annual dividend payment would equal $0.23 per share and provide a yield of 2.30% based on the $10.00 per share initial offering price, and a payout ratio of 84%. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.44% to 3.71%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.44% as of November 26, 2004, while the average payout ratio was 47%. As of November 26, 2004, approximately 91% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.26%, and an average payout ratio of 38%. The dividend paying thrifts generally maintain higher than average profitability ratios, thereby facilitating their ability to pay cash dividends. The Company's pro forma profitability is well below the Peer Group average, thereby restricting its comparative payout capacity.

The Company's indicated dividend policy provides for a comparable yield, but a higher payout ratio in comparison to the Peer Group. This higher payout ratio will restrict the capital growth of the Company until which time profitability increases. The Company will thus have a more limited capacity to pay a dividend comparable to the Peer Group average dividend yield based on pro forma profitability, despite higher pro forma capitalization. On balance, we concluded that a slight downward adjustment was warranted.

6. <u>Liquidity of the Shares</u>

The Peer Group is by definition composed of companies that are traded in the public markets. All 13 of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $12.5 million to $62.0 million as of November 26, 2004, with average and median market values of $32.2 million and $31.7 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 735,000 to 3.6 million, with average and median shares outstanding of 1.8 million and 1.6 million, respectively. The Company's pro forma market value at the proposed midpoint will be somewhat less than the Peer Group average, while shares outstanding will be higher than all but one of the Peer Group members. Bancorp's stock will be listed on the NASDAQ National Market System, as are the Peer Group's stocks. Overall, we anticipate that Bancorp's public stock will have a similar level of liquidity as the Peer Group companies on average and, therefore, concluded that no valuation adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Bancorp: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the acquisition market for thrift franchises in Michigan; and (4) the market for the public stock of Alpena Bancshares. All of these markets were considered in the valuation of Bancorp's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening. Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10,000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The Dow Jones Industrial Average ("DJIA") hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stock at the close of October. The election outcome and a strong jobs report for October extended the stock market rally into mid-November, as the DJIA hit a five month high. Positive expectations to the opening of the holiday retail shopping season also provide upward momentum to the stock markets in general. As an indication of the general trends in the nation's stock markets over the past year, as of November 26, 2004, the DJIA closed at 10522.23, an increase of 7.6% from one year ago and an increase of 0.7% year-to-date. As of November 26, 2004 the NASDAQ closed at 2,102.0, an increase of 7.2% from one year ago and an increase of 4.9% year-to-date. The Standard & Poors 500 Index closed at 1182.7 on November 26, 2004, an increase of 11.8% from a year ago and an increase of 6.4% year-to-date.

The market for thrift stocks has been mixed as well during the past twelve months, but, in general, thrift issues have paralleled trends in the broader market.

After following the broader stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter. After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August. Thrift stocks sustained a positive trend in late-

August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. On November 26, 2004, the SNL Index for all publicly-traded thrifts closed at 1,568.8, an increase of 3.0% from one year ago and an increase of 5.8% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining Bancorp's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift issues in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. As shown in Table 4.2, one second-step conversion and four mutual holding company offerings were completed during the past three months. The second-step conversion offering is considered to be more relevant in the valuation analysis. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/B ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Roebling Financial's second-step offering was closed at the top of the super range and its stock price declined 0.5% after one week of trading as a fully-converted company. Roebling Financial's pro forma price/tangible book ratio at closing equaled 112.3% and pro forma core price/earnings ratio at closing equaled 32.6 times. There are no current pricing multiples for fully-converted companies that trade on NASDAQ or an Exchange, as Roebling Financial's stock is traded on the OTC Bulletin Board.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Bancorp's stock price of recently completed and pending acquisitions of other savings institutions operating in Michigan. As shown in Exhibit IV-4, there were 4 Michigan thrift acquisitions completed from 2000 through year-to-date 2004, and there are currently no pending acquisitions of a Michigan savings institution. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as Bancorp's market and, thus, are subject to the same type of acquisition speculation that may influence Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Bancorp' stock would tend to be less compared to the stocks of the Peer Group companies.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
NONE																														
Second Step Conversions																														
Roebling Financial Corp.	NJ	10/1/04	RBLG-OTC BB	$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	N.A	N.A	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$9.90	-1.0%	$9.95	-0.5%	$9.20	-8.0%
Averages - Second Step Conversions:				$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	NA	NA	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$ 9.90	-1.0%	$ 9.95	-0.5%	$9.20	-8.0%
Medians - Second Step Conversions:				$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	NA	NA	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$ 9.90	-1.0%	$ 9.95	-0.5%	$9.20	-8.0%
Mutual Holding Company Conversions																														
PSB Holdings, Inc.*	CT	10/5/04	PSBH-NASDAQ	$ 279	8.36%	0.24%	196%	$ 30.9	45%	132%	2.7%	Stock	4.0%	8.0%	4.0%	8.0%	0.00%	85.2%	40.9x	20.6%	0.5%	16.4%	3.2%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.50	5.0%
Atlantic Coast Federal Corp. * (9)	GA	10/5/04	ACFC-NASDAQ	$ 580	7.77%	0.67%	96%	$ 58.2	40%	132%	2.4%	N.A	N.A	8.0%	4.0%	6.1%	0.00%	87.6%	43.9x	20.7%	0.6%	14.6%	3.9%	$10.00	$11.75	17.5%	$12.31	23.1%	$13.00	30.0%
Naugatuck Valley Fin. Corp.	CT	10/1/04	NVSL-NASDAQ	$ 254	8.51%	0.39%	199%	$ 32.7	43%	132%	2.6%	Stock	4.7%	9.1%	4.6%	2.4%	0.00%	88.8%	49.6x	23.9%	0.6%	17.5%	3.2%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%
SI Financial Group, Inc.	CT	10/1/04	SIFI-NASDAQ	$ 555	6.21%	0.33%	160%	$ 50.3	40%	132%	2.4%	Stock	5.0%	9.8%	4.9%	2.4%	0.00%	89.3%	43.3x	19.0%	0.5%	12.8%	3.8%	$10.00	$11.20	12.0%	$11.06	10.6%	$11.03	10.3%
Averages - Mutual Holding Company Conversions:				$ 417	7.71%	0.41%	163%	$ 43.0	42%	132%	2.5%	NA	NA	8.7%	4.4%	4.7%	0.00%	87.7%	44.4x	21.1%	0.5%	15.3%	3.5%	$10.00	$11.06	10.6%	$11.20	12.0%	$11.33	13.3%
Medians - Mutual Holding Company Conversions:				$ 417	8.07%	0.36%	178%	$ 41.5	42%	132%	2.5%	NA	NA	8.6%	4.3%	4.2%	0.00%	88.2%	43.6x	20.6%	0.5%	15.5%	3.5%	$10.00	$11.00	10.0%	$10.94	9.4%	$10.92	9.2%
Averages - All Conversions:				$ 351	7.84%	0.37%	185%	$36.2	44%	132%	3.1%	NA	NA	8.6%	4.3%	6.1%	0.00%	92.7%	42.1x	20.3%	0.5%	15.4%	3.5%	$10.00	$10.83	8.3%	$10.95	9.5%	$10.91	9.1%
Medians - All Conversions:				$ 279	8.33%	0.33%	196%	$32.7	43%	132%	2.6%	NA	NA	8.0%	4.0%	6.1%	0.00%	88.8%	43.3x	20.6%	0.5%	15.4%	3.4%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

November 26, 2004

D. Trading in Alpena Bancshares' Stock

Since Alpena Bancshares' minority stock currently trades under the symbol "ALPN" on the OTC Bulletin Board, RP Financial also considered the recent trading activity in the valuation analysis. Alpena Bancshares had a total of 1,659,180 shares issued and outstanding at September 30, 2004, of which 739,180 shares were held by public shareholders and traded as public securities. As of November 26, 2004, the Company's closing stock price was $25.25 per share. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by Bancorp. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second step conversions, the local acquisition market for thrift stocks and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that slight upward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Alpena Bancshares' management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of Alpena Bancshares' Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

As a fully-converted federally-insured OTS regulated institution, Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects Bancorp's pro forma regulatory capital ratios. On balance, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that Bancorp's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3
Valuation Adjustments
Alpena Bancshares, Inc.

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Bancorp's prospectus for offering expenses, reinvestment rate, effective tax rate, foundation contribution and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

o Trading of ALPN stock. Converting institutions generally do not have stock outstanding. Alpena Bancshares, however, has public shares outstanding due to the mutual holding company form of ownership. Since Alpena Bancshares is currently traded on the OTC Bulletin Board, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the November 26, 2004 stock price of $25.25 per share and the 1,659,180 shares of Alpena Bancshares stock issued and outstanding, the Company's implied market value of $41.9 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Alpena Bancshares' stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of November 26, 2004, the pro forma market value of Bancorp's conversion stock, including the stock to-be-issued to the Foundation and exchange shares to be issued to the current minority shareholders was $29,175,300 at the midpoint, equal to 2,917,530 shares at $10.00 per share. The midpoint of the second step stock offering, reflecting the sale of the 55.45% MHC ownership interest is equal to $16,000,000.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating Bancorp's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings

and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds of the offering. The Company's reported earnings equaled $750,000 for the 12 months ended September 30, 2004. We adjusted the earnings base to reflect the earnings to be derived from assets to be contributed to the Company from the MHC upon completion of the conversion (approximately $210,000 of cash to be contributed). Thus, reported earnings used in the valuation were $752,993. In deriving Bancorp's core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of investment securities of $330,000. As shown below, on a tax affected basis, reflecting the marginal tax rate of 34%, the Company's core earnings were determined to equal $532,000 for the 12 months ended September 30, 2004. Adjusting this estimated core earnings level for earnings on assets contributed to the Company from the MHC resulted in valuation estimated core earnings of $535,193. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.4
Derivation of Core Earnings
Alpena Bancshares, Inc.

	Reported Earnings ($000)	Including Impact of MHC Assets ($000)
Net income	$750	$753
Less: Gain on Sale of Securities	(330)	(330)
Plus: Tax Benefit(1)	112	112
Core earnings estimate	$532	535

(1) Tax effected at 34%.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, Bancorp's pro forma reported and core P/E multiples at the $29.2 million midpoint value equaled 36.72 times and 50.59 times, respectively, which provided for premiums of 91.0% and 148.2% relative to the Peer Group's median reported and core P/E multiples of 19.23 times and 20.38 times, respectively (see Table 4.5). The implied premiums reflected in Bancorp's pro forma P/E multiples take into

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.5
Public Market Pricing
Alpena Bancshares, Inc. of MI and the Comparables
As of November 26, 2004

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)									
																Reported		Core				
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	MEMO: Exchange Ratio	2nd Step Proceeds ($Mil)	MEMO: Tang. E/A
Alpena Bancshares, Inc. of MI																						
Superrange	$10.00	$38.54	$0.21	$10.33	47.50	96.78	14.16	106.61	64.93	$0.17	1.74	82.60	$272	14.63	0.65	0.30	2.04	0.22	1.49	2.30000	$21.160	13.28
Range Maximum	10.00	33.55	0.24	11.15	41.84	89.67	12.44	99.42	57.44	$0.20	2.00	83.67	270	13.87	0.66	0.30	2.14	0.22	1.56	2.00000	18.400	12.51
Range Midpoint	10.00	29.18	0.27	12.12	36.72	82.54	10.90	92.10	50.59	$0.23	2.30	84.46	268	13.21	0.66	0.30	2.25	0.22	1.63	1.73913	16.000	11.83
Range Minimum	10.00	24.80	0.32	13.42	31.51	74.52	9.34	83.75	43.57	$0.27	2.71	85.27	266	12.53	0.67	0.30	2.36	0.21	1.71	1.47826	13.600	11.15
All Public Companies(7)																						
Averages	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27			
Medians	---	---	---	---	17.47	155.47	15.22	170.41	18.28	---	---	---	---	---	---	---	---	---	---			
All Non-MHC State of MI(7)																						
Averages	19.07	408.99	0.78	14.33	17.32	137.00	13.00	155.71	21.77	0.48	2.46	54.19	3,684	10.27	1.36	0.75	9.25	0.49	6.16			
Medians	---	---	---	---	19.50	137.23	12.88	159.55	24.66	---	---	---	---	---	---	---	---	---	---			
Comparable Group Averages																						
Averages	18.75	32.24	0.83	15.81	18.91	120.13	12.85	127.89	20.93	0.46	2.44	46.90	251	10.72	1.21	0.62	5.71	0.53	5.01			
Medians	---	---	---	---	19.23	112.49	12.88	120.13	20.38	---	---	---	---	---	---	---	---	---	---			
State of MI																						
CTZN Citizens First Bancorp of MI	25.65	212.15	1.04	19.56	23.75	131.13	15.73	143.30	24.66	0.36	1.40	34.62	1,349	11.99	0.71	0.73	5.64	0.71	5.43			
FBC Flagstar Bancorp, Inc. of MI	21.94	1345.76	1.60	11.92	8.71	184.06	10.53	184.06	13.71	1.00	4.56	62.50	12,783	5.72	0.74	1.32	22.83	0.84	14.49			
MCBF Monarch Community Bncrp of MI	13.87	37.59	-0.07	15.50	NM	89.48	12.88	119.67	NM	0.20	1.44	NM	292	14.39	1.98	0.23	1.35	-0.08	-0.50			
STBI Sturgis Bancorp, Inc. of MI	14.82	40.46	0.55	10.34	19.50	143.33	12.88	175.80	26.95	0.36	2.43	65.45	314	8.99	2.01	0.70	7.20	0.51	5.21			
Comparable Group																						
AMFC AMB Fin. Corp. of Munster IN	14.50	14.22	1.04	13.41	14.80	108.13	9.21	108.13	13.94	0.24	1.66	23.08	154	8.52	1.37	0.64	7.58	0.68	8.04			
FBTC First BancTrust Corp of IL	12.25	30.63	0.42	10.89	23.56	112.49	13.63	112.49	29.17	0.24	1.96	57.14	225	12.12	1.03	0.58	4.91	0.47	3.97			
FBEI First Bancorp of Indiana of IN	19.70	31.70	-0.07	18.00	NM	109.44	12.00	117.61	NM	0.58	2.94	NM	264	10.97	NA	0.14	1.02	-0.05	-0.38			
FFBI First Federal Bancshares of IL	23.01	30.30	1.10	18.00	17.04	127.83	9.63	137.05	20.92	0.44	1.91	40.00	315	7.53	0.53	0.56	5.23	0.45	4.26			
GTPS Great American Bancorp of IL	25.50	18.74	1.67	23.59	15.18	108.10	11.98	111.21	15.27	0.44	1.73	26.35	157	11.08	0.02	0.78	7.07	0.77	7.03			
HCFC Home City Fin. Corp. of OH	15.19	12.52	0.78	15.03	19.23	101.06	8.17	103.54	19.47	0.44	2.90	56.41	153	8.08	NA	0.43	5.43	0.42	5.36			
HLFC Home Loan Financial Corp of OH	21.00	35.47	0.93	13.40	20.79	156.72	22.12	156.72	22.58	0.78	3.71	NM	160	14.11	NA	1.10	7.63	1.01	7.03			
LSBI LSB Fin. Corp. of Lafayette IN	26.50	38.03	1.72	20.61	13.59	128.58	10.82	128.58	15.41	0.60	2.26	34.88	351	8.41	1.83	0.84	9.87	0.74	8.70			
MCBF Monarch Community Bncrp of MI	13.87	37.59	-0.07	15.50	NM	89.48	12.88	119.67	NM	0.20	1.44	NM	292	14.39	1.98	0.23	1.35	-0.08	-0.50			
NEIB Northeast Indiana Bncrp of IN	21.90	31.21	1.12	18.23	18.56	120.13	13.65	120.13	19.55	0.60	2.74	53.57	229	11.36	0.72	0.75	6.27	0.71	5.95			
STBI Sturgis Bancorp, Inc. of MI	14.82	40.46	0.55	10.34	19.50	143.33	12.88	175.80	26.95	0.36	2.43	65.45	314	8.99	2.01	0.70	7.20	0.51	5.21			
UCBC Union Community Bancorp of IN	18.75	36.28	0.92	17.19	20.38	109.08	14.08	118.90	20.38	0.60	3.20	65.22	258	12.90	1.44	0.68	5.12	0.68	5.12			
WAYN Wayne Savings Bancshares of OH	16.78	61.95	0.63	11.39	25.42	147.32	16.03	152.68	26.63	0.48	2.86	NM	386	10.88	NA	0.65	5.56	0.62	5.31			

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

consideration Bancorp's pro forma P/B and P/A ratios, and expected balance sheet and earnings growth on a post-offering basis. At the supermaximum value of $38.5 million, Bancorp's pro forma reported and core P/E multiples equaled 47.50 times and 64.93 times, respectively, which provided for premiums of 147.0% and 218.6% relative to the Peer Group's median reported and core P/E multiples.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating Bancorp's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to Bancorp's pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $29.2 million midpoint valuation, Bancorp's pro forma P/B and P/TB ratios equaled 82.54% and 92.10%, respectively. In comparison to the median P/B and P/TB ratios for the Peer Group of 112.49% and 120.13%, Bancorp's ratios reflected a discount of 26.6% on a P/B basis and a discount of 23.3% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of Bancorp's resulting P/E multiples, higher level of pro forma capitalization and lower return on equity. At the supermaximum value of $38.5 million, Bancorp's pro forma P/B and P/TB ratios equaled 96.78% and 106.61%, respectively. In comparison to the median P/B and P/TB ratios for the Peer Group of 112.49% and 120.13%, Bancorp's ratios reflect a discount of 14.0% on a P/B basis and a discount of 11.3% on a P/TB basis.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to Bancorp's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Bancorp's value equaled 10.90% of pro forma assets. Comparatively, the Peer Group companies exhibited a median P/A ratio of 12.88%, which implies a discount of 15.4% has been applied to Bancorp's pro forma P/A ratio. At the supermaximum of the valuation range, Bancorp's full conversion value equaled 14.16% of pro forma assets, which implies a premium of 9.9% from the Peer Group's median P/A ratio of 12.88%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The one second-step conversion completed during the past three month closed at a price/tangible book ratio of 112.3% (see Table 4.2). The price of the second-step conversion declined by 0.5% during the first week of trading. In comparison, the Bank's P/TB ratio at the appraised supermaximum value reflects a discount of 5.1% relative to the closing P/TB ratio of the recent second-step conversion The meaningfulness of this comparative technical analysis is also considered to be somewhat diminished by the availability of only one second step offering in the most recent three month period.

Valuation Conclusion

It is our opinion that, as of November 26, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) newly-issued shares representing the MHC's ownership interest in the Company; (2) exchange shares to be issued to existing public shareholders of the Company; and (3) the shares to be issued to the Foundation – was $29,175,300 at the midpoint, equal to 2,917,530 shares at a per share value of $10.00. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8. Based on the foregoing valuation, the corresponding range of shares and values are as shown below.

Table 4.6
Alpena Bancshares, Inc.
Offering Shares and Values

	Offering Shares	2nd Step Exchange Shares	Foundation Shares	Total Shares
Shares				
Supermaximum	2,116,000	1,700,113	37,500	3,853,613
Maximum	1,840,000	1,478,360	36,800	3,355,160
Midpoint	1,600,000	1,285,530	32,000	2,917,530
Minimum	1,360,000	1,092,701	27,200	2,479,901
Market Value				
Supermaximum	$21,160,000	$17,001,130	$375,000	$38,536,130
Maximum	$18,400,000	$14,783,600	$368,000	$33,551,600
Midpoint	$16,000,000	$12,855,300	$320,000	$29,175,300
Minimum	$13,600,000	$10,927,010	$272,000	$24,799,010

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Bancorp stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The exchange ratio to be received by the existing minority shareholders of Alpena Bancshares will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon the Board of Directors determination, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.47826 shares, 1.73913 shares, 2.0000 shares and 2.3000 shares of newly issued shares of Bancorp stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Bancorp shares for the shares held by the public stockholders or on the proposed exchange ratio.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Alpena Bancshares, Inc.
Map of Office Locations

Alpena Bancshares, Inc. Branch Office Network



Wisconsin
Michigan
Illinois
Ohio
Madison
Milwaukee
Grand Rapids
Lansing
Flint
Warren
Livonia
Detroit
Rockford
Chicago
Buffalo
Erie
I39
I43
I96
I196
I94
I80
I75
I69
I90
I79
I88
124mi

Copyright (C) 2000-200? SNL Financial (snl.com) All rights reserved

0

RP Financial, LC.

Alpena Bancshares, Inc. Branch Office Network



Chippewa
175
Mackinac
Emmet
Cheboygan
Presque Isle
Charlevoix
Otsego
Montmorency
Alpena
Antrim
Leelanau
Michigan
Kalkaska
Crawford
Oscoda
Alcona
Wexford
Missaukee
Roscommon
Ogemaw
Iosco
Huron
37.5mi
0
Arenac
Gladwin
Clare
Osceola
Lake

RP Financial, LC.

EXHIBIT I-2
Alpena Bancshares, Inc.
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3
Alpena Bancshares, Inc.
Key Operating Ratios

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:							
Performance Ratios:							
Return on assets (ratio of net income to average total assets) [1]	0.18%	0.46%	0.53%	0.33%	0.51%	0.82%	0.37%
Return on equity (ratio of net income to average equity) [1]	2.03%	4.81%	5.52%	3.68%	6.52%	11.37%	5.46%
Average interest rate spread [1] [2]	2.87%	2.99%	3.00%	2.50%	2.37%	2.49%	2.36%
Dividend payout ratio	61.14%	34.64%	30.36%	47.01%	28.02%	17.75%	46.10%
Net interest margin [1][3]	3.09%	3.27%	3.26%	2.78%	2.60%	2.65%	2.50%
Efficiency ratio [4]	95.34%	87.19%	88.02%	87.54%	76.04%	76.29%	79.19%
Non-interest expense to average total assets [1]	4.45%	4.47%	4.53%	3.01%	2.47%	2.05%	2.04%
Average interest-earning assets to average interest-bearing liabilities	108.00%	108.59%	108.69%	107.42%	104.66%	103.20%	102.75%
Asset Quality Ratios:							
Non-performing assets to total assets	0.70%	0.91%	1.04%	0.70%	0.36%	0.32%	0.32%
Non-performing loans to total loans	0.94%	1.26%	1.28%	0.97%	0.38%	0.32%	0.33%
Allowance for loan losses to non-performing loans	64.79%	51.19%	48.87%	62.77%	61.95%	92.06%	64.98%
Allowance for loan losses to total loans	0.61%	0.63%	0.63%	0.61%	0.39%	0.30%	0.20%
Capital Ratios:							
Equity to total assets at end of period	8.62%	9.45%	9.80%	9.50%	8.53%	7.29%	7.14%
Average equity to average assets	8.97%	9.63%	9.62%	8.90%	7.88%	7.24%	6.77%
Risk-based capital ratio (bank only)	11.13%	11.68%	11.96%	15.95%	13.11%	10.69%	10.66%
Other Data:							
Number of full service offices	10	8	8	9	9	8	6

(1) Ratios for the nine months ended September 30, 2004 and 2003 are annualized.
(2) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-4
Alpena Bancshares, Inc.
Investment Portfolio Composition

	At September 30, 2004		At December 31, 2003		At December 31, 2002		At December 31, 2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Debt Securities:								
U.S. Government and agency obligations	$ 27,991	$ 28,100	$ 16,700	$ 17,067	$ 30,940	$ 31,981	$ 13,614	$ 13,870
State agency and municipal obligations	6,232	6,233	3,900	3,960	3,171	3,287	3,686	3,730
Corporate bonds and other obligations	—	—	6,163	6,148	4,488	4,580	3,403	3,454
Mortgage-backed securities:								
Fannie Mae	884	857	982	942	1,896	1,957	—	—
Freddie Mac	4,976	4,925	5,940	5,855	4,098	4,234	946	965
Ginnie Mae	2,592	2,598	520	537	713	739	984	1,008
Total debt securities	42,675	42,713	34,205	34,509	45,305	46,778	22,633	23,026
Marketable equity securities:								
Common stock	2	167	17	161	21	166	21	182
Total equity securities	2	167	17	161	21	166	21	182
Total investment securities	$ 42,677	$ 42,880	$ 34,222	$ 34,669	$ 45,326	$ 46,944	$ 22,654	$ 23,208

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-5
Alpena Bancshares, Inc.
Yields and Costs

	At September 30, 2004	Nine Months Ended September 30,					
		2004			2003		
	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate[1]	Average Outstanding Balance	Interest	Yield/Rate[1]
		(Dollars in thousands)					
Interest-earning assets:							
Loans	6.40%	$ 176,682	$ 8,447	6.39%	$ 153,420	$ 8,407	7.33%
Investment securities	3.42%	42,466	1,084	3.41%	45,677	1,381	4.04%
Other investments [2]	3.74%	6,854	267	5.21%	13,051	337	2.50%
Total interest-earning assets	5.79%	226,002	9,798	5.79%	212,148	10,125	6.31%
Non-interest-earning assets		17,158			15,562		
Total assets		$ 243,160			$ 227,710		
Interest-bearing liabilities:							
Savings deposits	0.26%	$ 27,556	46	0.22%	$ 30,027	98	0.44%
Money market/NOW accounts	0.90%	29,385	172	0.78%	23,715	145	0.82%
Certificates of deposit	3.31%	97,360	2,402	3.30%	93,662	2,630	3.75%
Total deposits	2.33%	154,301	2,620	2.27%	147,404	2,873	2.61%
FHLB advances and other [3]	5.07%	54,956	1,951	4.74%	47,963	2,057	5.73%
Total interest-bearing liabilities	2.95%	209,257	4,571	2.92%	195,367	4,930	3.38%
Non-interest-bearing liabilities		12,088			10,413		
Total liabilities		221,345			205,780		
Stockholders' equity		21,815			21,924		
Total liabilities and stockholders' equity		$ 243,160			$ 227,704		
Net interest income			$ 5,227			$ 5,194	
Net interest rate spread [4]	2.84%			2.87%			2.99%
Net interest-earning assets [5]		$ 16,745			$ 16,781		
Net interest margin [6]	3.07%			3.09%			3.27%
Average interest-earning assets to interest-bearing liabilities	108.21%			108.00%			108.59%

(footnotes on following page)

EXHIBIT I-5(continued)
Alpena Bancshares, Inc.
Yields and Costs

	Years Ended December 31,								
	2003			2002			2001		
	Average Outstanding Balance	Interest	Yield/ Rate (1)	Average Outstanding Balance	Interest	Yield/ Rate (1)	Average Outstanding Balance	Interest	Yield/ Rate (1)
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$ 156,131	$ 11,214	7.18%	$ 163,746	$ 12,133	7.41%	$ 201,926	$ 15,761	7.81%
Investment securities	43,939	1,736	3.95%	42,805	1,911	4.46%	18,847	1,056	5.60%
Other investments (2)	11,639	400	3.44%	15,267	455	2.98%	15,856	769	4.85%
Total interest-earning assets	211,709	13,350	6.31%	221,818	14,499	6.54%	236,629	17,586	7.43%
Non-interest-earning assets	16,018			13,375			13,469		
Total assets	$ 227,727			$ 235,193			$ 250,098		
Interest-bearing liabilities:									
Savings deposits	$ 29,700	119	0.40%	$ 31,007	196	0.63%	$ 27,582	363	1.32%
Money market/NOW accounts	24,206	189	0.78%	23,648	288	1.22%	22,772	288	1.26%
Certificates of deposit	92,900	3,411	3.67%	102,370	4,982	4.87%	115,288	7,255	6.29%
Total deposits	146,806	3,719	2.53%	157,025	5,466	3.48%	165,642	7,906	4.77%
FHLB advances and other (3)	47,977	2,736	5.70%	49,462	2,876	5.81%	60,461	3,533	5.84%
Total interest-bearing liabilities	194,783	6,455	3.31%	206,487	8,342	4.04%	226,103	11,439	5.06%
Non-interest-bearing liabilities	11,040			7,770			4,291		
Total liabilities	205,823			214,257			230,394		
Stockholders' equity	21,904			20,936			19,704		
Total liabilities and stockholders' equity	$ 227,727			$ 235,193			$ 250,098		
Net interest income		$ 6,895			$ 6,157			$ 6,147	
Net interest rate spread (4)			3.00%			2.50%			2.37%
Net interest-earning assets (5)	$ 16,926			$ 15,331			$ 10,526		
Net interest margin (6)			3.26%			2.78%			2.60%
Average of interest-earning assets to interest-bearing liabilities			108.69%			107.42%			104.66%

(1) Yields and rates for the nine months ended September 30, 2004 and 2003 are annualized.
(2) Includes income from subsidiary.
(3) Includes $1.3 million in a note payable in annual installments over 10 years to the former owners of InsuranCenter.
(4) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(5) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(6) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-6
Alpena Bancshares, Inc.
Loan Loss Allowance Activity

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)						
Balance at beginning of period	$ 1,036	$ 922	$ 922	$ 689	$ 649	$ 448	$ 478
Charge-offs:							
Residential mortgage	12	—	28	36	52	—	—
Commercial mortgage	—	—	—	8	—	—	—
Construction	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Consumer and other	123	180	187	190	237	105	184
Total charge-offs	135	180	216	234	289	105	184
Recoveries:							
Residential mortgage	—	—	—	—	8	—	—
Commercial mortgage	—	—	—	—	—	—	—
Construction	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Consumer and other	37	52	62	52	66	26	34
Total recoveries	37	52	62	52	74	26	34
Net (charge-offs) recoveries	98	128	153	182	215	79	150
Provision for loan losses	214	238	267	415	255	280	120
Balance at end of year	$ 1,152	$ 1,032	$ 1,036	$ 922	$ 689	$ 649	$ 448
Ratios:							
Net charge-offs to average loans outstanding (annualized)	0.07%	0.11%	0.10%	0.12%	0.11%	0.04%	0.07%
Allowance for loan losses to non-performing loans at end of period	64.79%	51.19%	48.89%	62.76%	101.92%	92.06%	64.98%
Allowance for loan losses to total loans at end of period	0.61%	0.63%	0.63%	0.61%	0.39%	0.30%	0.22%

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-7
Alpena Bancshares, Inc.
NPV Table

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 16,374	$ (8,254)	-34%	6.56%	-280
+200	19,722	(4,905)	-20%	7.75%	-161
+100	22,613	(2,015)	-8%	8.73%	-63
—	24,628	—	0%	9.36%	—
-100	25,071	444	2%	9.42%	6

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-8
Alpena Bancshares, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2004		
	Fixed	Adjustable	Total
		(In thousands)	
Residential mortgage	$ 76,348	$ 13,815	$ 90,163
Commercial mortgage	26,142	—	26,142
Construction	7,932	—	7,932
Commercial	13,395	10,226	23,621
Consumer and other	24,279	—	24,279
Total loans	$ 148,096	$ 24,041	$ 172,137

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-9
Alpena Bancshares, Inc.
Loan Portfolio Composition

	At September 30, 2004		At December 31,									
			2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)							
Real estate loans:												
Residential mortgage	$ 100,565	53.24%	$ 95,748	57.88%	$ 102,449	67.05%	$ 134,344	75.17%	$ 175,646	79.67%	$ 194,139	86.55%
Commercial mortgage	26,452	14.00%	29,452	17.80%	20,369	13.33%	14,152	7.92%	10,681	4.84%	8,969	4.00%
Construction	7,932	4.20%	5,907	3.57%	2,946	1.93%	3,036	1.70%	3,930	1.78%	—	0.00%
Non real estate loans												
Commercial	28,919	15.31%	13,397	8.10%	7,454	4.88%	6,022	3.37%	1,410	0.64%	—	0.00%
Consumer and other loans	25,039	13.25%	20,923	12.65%	19,587	12.82%	21,172	11.85%	28,789	13.06%	21,206	9.45%
Total loans	$ 188,907	100.00%	$ 165,427	100.00%	$ 152,805	100.00%	$ 178,726	100.00%	$ 220,456	100.00%	$ 224,314	100.00%
Other items:												
Unadvanced construction loans	—		—		—		—		—		—	
Deferred loan origination costs	—		—		—		—		—		—	
Deferred loan origination fees	—		—		—		—		—		—	
Allowance for loan losses	(1,152)		(1,036)		(922)		(689)		(649)		(488)	
Total loans, net	$ 187,755		$ 164,391		$ 151,883		$ 178,037		$ 219,807		$ 223,866	

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-10
Alpena Bancshares, Inc.
Contractual Maturity By Loan Type

	Residential Mortgage		Commercial Mortgage		Construction		Commercial		Consumer and Other		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
						(Dollars in thousands)						
Due During the Years Ending December 31,												
2004	$ 10,402	5.624%	$ 310	5.000%	$ 3,165	5.792%	$ 5,298	5.915%	$ 761	7.632%	$ 19,936	5.795%
2005	8,332	6.132%	2,391	5.555%	4,767	4.918%	9,073	4.617%	524	8.612%	25,087	5.357%
2006	4,872	6.253%	2,128	5.632%	—	0.000%	1,976	7.500%	1,189	8.403%	10,165	6.617%
2007 to 2008	24,452	6.082%	11,162	6.162%	—	0.000%	10,131	5.987%	9,173	6.118%	54,918	6.087%
2009 to 2013	16,046	6.196%	9,687	6.040%	—	0.000%	2,141	5.876%	8,547	6.350%	36,421	6.172%
2014 to 2018	5,598	6.576%	236	7.183%	—	0.000%	—	0.000%	3,052	7.523%	8,886	7.086%
2018 and beyond	30,863	6.085%	538	7.216%	—	0.000%	299	5.000%	1,794	7.230%	33,494	6.110%
Total	$ 100,565	6.094%	$ 26,452		$ 7,932	5.267%	$ 28,918	5.629%	$ 25,040	6.655%	$ 188,907	6.055%

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-11
Alpena Bancshares, Inc.
Non-Performing Assets

	At September 30, 2004	At December 31, 2003	2002	2001	2000	1999
		(Dollars in thousands)				
Non-accrual loans:						
Residential mortgage	$ 23	$ 245	$ 371	$ —	$ —	$ —
Commercial mortgage	—	1040	—	—	—	—
Construction	—	—	—	—	—	—
Commercial	441	—	30	—	—	—
Consumer and other	16	6	261	—	—	—
Total non-performing loans	$ 480	$ 1,291	$ 662	$ —	$ —	$ —
Loans greater than 90 days delinquent and still accruing:						
Residential mortgage	$ 910	$ 617	$ 566	$ 475	$ 498	$ 626
Commercial mortgage	256	77	—	—	39	—
Construction	—	—	—	—	—	—
Commercial	—	—	152	—	—	—
Consumer and other	132	134	89	201	168	125
Total loans 90 days and still accruing	$ 1,298	$ 828	$ 807	$ 676	$ 705	$ 751
Total non-performing loans	$ 1,778	$ 2,119	$ 1,469	$ 676	$ 705	$ 751
Real estate owned:						
Residential mortgage	$ —	$ 199	$ 101	$ 167	$ 134	$ 100
Commercial mortgage	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer and other	1	—	27	30	16	—
Total real estate owned	1	199	128	197	150	100
Total non-performing assets	$ 1,779	$ 2,318	$ 1,597	$ 873	$ 855	$ 851
Ratios:						
Non-performing loans to total loans	0.94%	1.28%	0.97%	0.38%	0.32%	0.33%
Non-performing assets to total assets	0.70%	1.04%	0.70%	0.36%	0.32%	0.32%

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-12
Alpena Bancshares, Inc.
Deposit Composition

	At September 30, 2004			At December 31, 2003		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand deposits	$ 11,664	6.36%	0.00%	$ 7,282	4.80%	0.00%
NOW deposits	17,225	9.88%	0.33%	13,596	8.96%	0.35%
Money market deposits ..	16,641	9.08%	1.62%	11,613	7.66%	1.22%
Regular savings	28,082	15.32%	0.14%	28,838	19.01%	0.34%
Total transaction accounts	73,612	40.64%		61,328	40.43%	
Certificates of deposit	108,816	59.36%	3.31%	90,374	59.57%	3.36%
Total deposits	$ 182,428	100.00%		$ 151,702	100.00%	

	At December 31, 2002			At December 31, 2001		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand deposits	$ 5,418	3.47%	0.00%	$ 3,422	2.06%	0.00%
NOW deposits	14,651	9.39%	0.84%	14,390	8.64%	1.12%
Money market deposits ..	8,464	5.42%	1.20%	7,736	4.65%	1.74%
Regular savings	32,198	20.62%	0.54%	30,922	18.57%	2.48%
Total transaction accounts	60,371	38.90%		56,470	33.92%	
Certificates of deposit	95,361	61.10%	4.87%	110,068	66.08%	6.29%
Total deposits	$ 156,092	100.00%		$ 166,538	100.00%	

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-13
Alpena Bancshares, Inc.
CD Portfolio Rate and Maturity Schedule

	September 30, 2005	September 30, 2006	September 30, 2007	September 30, 2008	September 30, 2009	After September 30, 2005	Total
Interest Rate							
Less than 2%	$ 22,139	$ 5,883	$ 110	$ —	$ —	$ —	$ 28,132
2.00% -2.99%	4,417	15,049	721	729	512	195	21,623
3.00% -3.99%	2,037	10,639	9,520	7,086	2	179	29,463
4.00% -4.99%	1,984	7,518	2,247	30	23	288	12,090
5.00% -5.99%	1,118	2,269	220	—	1,361	376	5,344
6.00% -6.99%	3,768	1,489	425	904	221	2,618	9,425
7.00%- 8.99%	1,223	100	135	2	—	1,279	2,739
Total	$ 36,686	$ 42,947	$ 13,378	$ 8,751	$ 2,119	$ 4,935	$ 108,816

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT I-14
Alpena Bancshares, Inc.
Borrowing Activity

	At or For the Nine Months Ended September 30, 2004	2003	At or For the Years Ended December 31, 2003	2002	2001
	(Dollars in thousands)				
Balance at end of period	$ 47,303	$ 53,771	$ 47,159	$ 48,414	$ 52,120
Average balance during period	$ 58,570	$ 50,604	$ 49,594	$ 48,532	$ 55,589
Maximum outstanding at any month end	$ 60,802	$ 52,414	$ 49,802	$ 48,414	$ 56,935
Weighted average interest rate at end of period	5.14%	5.29%	5.25%	5.73%	5.77%
Average interest rate during period	4.27%	5.00%	4.73%	5.77%	5.49%

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT II-1
Description of Office Facilities

Main Office

100 South Second Avenue
Alpena, Michigan 49707

Branch Offices

300 South Ripley Boulevard
Alpena, Michigan 49707

6230 River Street
Alanson, MI 49706

101 South Main Street
Cheboygan, Michigan 49721

1000 South Wisconsin
Gaylord, Michigan 49735

P.O. Box 673
4236 Salling Street
Lewiston, Michigan 49756

625 N. Williams Street
Mancelona, MI 49659

308 North Morenci
Mio, Michigan 48647

201 North State Street
Oscoda, Michigan 48750

11874 U.S. 23 South
Ossineke, Michigan 49766

Source: Alpena Bancshares, Inc.'s prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
As of Nov. 26, 2004		5.00%	2.18%	2.65%	4.24%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3
Economic Trends in the Primary Market Area

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Michigan state total [26000]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	5,281,593	5,362,903	5,415,580	5,519,367	5,629,498
By type					
Wage and salary employment	4,519,623	4,587,449	4,642,740	4,743,129	4,824,613
Proprietors employment	761,970	775,454	772,840	776,238	804,885
Farm proprietors employment	54,371	53,474	53,301	54,018	53,145
Nonfarm proprietors employment 2/	707,599	721,980	719,539	722,220	751,740
By industry					
Farm employment	75,928	74,582	72,467	74,971	73,525
Nonfarm employment	5,205,665	5,288,321	5,343,113	5,444,396	5,555,973
Private employment	4,548,913	4,628,797	4,677,673	4,770,014	4,857,731
Agricultural services, forestry, fishing & other 3/	46,669	48,407	49,428	52,872	54,304
Mining	13,160	14,251	14,049	13,730	13,819
Construction	250,898	265,367	270,286	285,097	296,266
Manufacturing	994,561	994,644	992,727	1,002,619	1,005,158
Transportation and public utilities	194,741	197,736	204,121	204,715	209,221
Wholesale trade	235,278	241,569	248,209	254,227	254,510
Retail trade	933,917	941,440	931,011	951,240	964,405
Finance, insurance, and real estate	356,934	356,452	362,568	357,086	371,878
Services	1,522,755	1,568,931	1,605,274	1,648,428	1,688,170
Government and government enterprises	656,752	659,524	665,440	674,382	698,242
Federal, civilian	56,584	55,041	56,180	56,408	59,652
Military	24,536	23,390	21,800	21,663	21,728
State and local	575,632	581,093	587,460	596,311	616,862
State government	168,122	166,745	165,810	168,861	173,801
Local government	407,510	414,348	421,650	427,450	443,061

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Michigan state total [26000]

Item	2001	2002
Employment by place of work		
Total employment	5,529,673	5,486,879
By type		
Wage and salary employment	4,709,444	4,622,516
Proprietors employment	820,229	864,363
Farm proprietors employment	52,734	52,748
Nonfarm proprietors employment 2/	767,495	811,615
By industry		
Farm employment	71,800	70,930
Nonfarm employment	5,457,873	5,415,949
Private employment	4,759,117	4,717,641
Forestry, fishing, related activities, and other 3/	16,819	15,453
Mining	14,248	13,453
Utilities	21,981	21,322
Construction	303,649	299,131
Manufacturing	843,651	778,668
Wholesale trade	196,426	190,790
Retail Trade	654,274	636,455
Transportation and warehousing	131,314	130,022
Information	87,684	86,334
Finance and insurance	207,834	213,613
Real estate and rental and leasing	167,482	196,274
Professional and technical services	365,257	358,476
Management of companies and enterprises	69,038	70,387
Administrative and waste services	321,309	320,899
Educational services	72,664	76,692
Health care and social assistance	549,488	563,924
Arts, entertainment, and recreation	100,582	102,010
Accommodation and food services	350,231	354,133
Other services, except public administration	285,186	289,605
Government and government enterprises	698,756	698,308
Federal, civilian	54,568	54,068
Military	21,329	19,652
State and local	622,859	624,588
State government	173,324	171,975
Local government	449,535	452,613

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Alpena, Michigan [26007]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	17,198	17,564	18,009	17,933	18,045
By type					
Wage and salary employment	14,109	14,403	14,665	14,646	14,665
Proprietors employment	3,089	3,161	3,344	3,287	3,380
Farm proprietors employment	469	470	468	474	467
Nonfarm proprietors employment 2/	2,620	2,691	2,876	2,813	2,913
By industry					
Farm employment	544	547	538	550	541
Nonfarm employment	16,654	17,017	17,471	17,383	17,504
Private employment	13,638	13,913	14,298	14,117	14,159
Agricultural services, forestry, fishing & other 3/	(D)	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)	(D)
Construction	1,057	1,083	1,126	1,149	1,125
Manufacturing	2,636	2,788	2,752	2,564	2,577
Transportation and public utilities	863	805	848	695	728
Wholesale trade	731	748	763	767	712
Retail trade	3,369	3,323	3,268	3,301	3,324
Finance, insurance, and real estate	935	960	969	944	999
Services	3,854	3,989	4,352	4,436	4,443
Government and government enterprises	3,016	3,104	3,173	3,266	3,345
Federal, civilian	107	98	99	106	123
Military	72	69	63	62	63
State and local	2,837	2,937	3,011	3,098	3,159
State government	280	266	257	(D)	(D)
Local government	2,557	2,671	2,754	(D)	(D)

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Alpena, Michigan [26007]

Item	2001	2002
Employment by place of work		
Total employment	17,802	17,565
By type		
Wage and salary employment	14,266	13,881
Proprietors employment	3,536	3,684
Farm proprietors employment	463	463
Nonfarm proprietors employment 2/	3,073	3,221
By industry		
Farm employment	533	530
Nonfarm employment	17,269	17,035
Private employment	13,967	13,728
Forestry, fishing, related activities, and other 3/	133	129
Mining	49	49
Utilities	79	76
Construction	1,100	1,096
Manufacturing	2,096	1,901
Wholesale trade	589	566
Retail Trade	2,550	2,508
Transportation and warehousing	419	406
Information	230	253
Finance and insurance	534	560
Real estate and rental and leasing	484	592
Professional and technical services	(D)	(D)
Management of companies and enterprises	(D)	(D)
Administrative and waste services	495	482
Educational services	94	109
Health care and social assistance	2,241	2,203
Arts, entertainment, and recreation	221	231
Accommodation and food services	1,068	1,036
Other services, except public administration	1,083	1,067
Government and government enterprises	3,302	3,307
Federal, civilian	101	106
Military	61	55
State and local	3,140	3,146
State government	(D)	(D)
Local government	(D)	(D)

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Iosco, Michigan [26069]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	11,924	12,142	11,408	11,701	12,192
By type					
Wage and salary employment	9,267	9,235	9,042	9,321	9,719
Proprietors employment	2,657	2,907	2,366	2,380	2,473
Farm proprietors employment	270	274	273	277	272
Nonfarm proprietors employment 2/	2,387	2,633	2,093	2,103	2,201
By industry					
Farm employment	300	304	300	307	301
Nonfarm employment	11,624	11,838	11,108	11,394	11,891
Private employment	9,756	9,926	9,222	9,456	9,925
Agricultural services, forestry, fishing & other 3/	113	122	112	111	106
Mining	103	128	(D)	(D)	176
Construction	699	764	(D)	(D)	752
Manufacturing	2,014	1,832	1,562	1,414	1,386
Transportation and public utilities	402	429	415	475	780
Wholesale trade	156	193	175	183	182
Retail trade	2,598	2,532	2,405	2,473	2,567
Finance, insurance, and real estate	913	1,035	885	908	991
Services	2,758	2,891	2,781	2,982	2,985
Government and government enterprises	1,868	1,912	1,886	1,938	1,966
Federal, civilian	110	112	112	118	132
Military	81	76	73	72	72
State and local	1,677	1,724	1,701	1,748	1,762
State government	165	154	146	147	144
Local government	1,512	1,570	1,555	1,601	1,618

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Iosco, Michigan [26069]

Item	2001	2002
Employment by place of work		
Total employment	11,658	11,554
By type		
Wage and salary employment	9,148	8,885
Proprietors employment	2,510	2,669
Farm proprietors employment	270	270
Nonfarm proprietors employment 2/	2,240	2,399
By industry		
Farm employment	297	296
Nonfarm employment	11,361	11,258
Private employment	9,395	9,340
Forestry, fishing, related activities, and other 3/	69	65
Mining	123	93
Utilities	(D)	(D)
Construction	753	753
Manufacturing	1,176	1,143
Wholesale trade	(D)	(D)
Retail Trade	1,787	1,747
Transportation and warehousing	421	274
Information	87	95
Finance and insurance	456	469
Real estate and rental and leasing	529	623
Professional and technical services	305	303
Management of companies and enterprises	0	0
Administrative and waste services	289	272
Educational services	(D)	(D)
Health care and social assistance	(D)	(D)
Arts, entertainment, and recreation	212	221
Accommodation and food services	1,033	1,079
Other services, except public administration	691	700
Government and government enterprises	1,966	1,918
Federal, civilian	119	122
Military	73	68
State and local	1,774	1,728
State government	142	137
Local government	1,632	1,591

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Cheboygan, Michigan [26031]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	10,535	11,267	11,441	12,124	12,427
By type					
Wage and salary employment	8,196	8,765	8,249	8,607	8,788
Proprietors employment	2,339	2,502	3,192	3,517	3,639
Farm proprietors employment	230	238	237	241	237
Nonfarm proprietors employment 2/	2,109	2,264	2,955	3,276	3,402
By industry					
Farm employment	267	275	271	279	273
Nonfarm employment	10,268	10,992	11,170	11,845	12,154
Private employment	8,993	9,701	9,875	10,538	10,793
Agricultural services, forestry, fishing & other 3/	127	149	148	197	186
Mining	(L)	(L)	(L)	(L)	(L)
Construction	987	1,015	1,249	1,407	1,518
Manufacturing	802	748	739	827	829
Transportation and public utilities	337	337	354	331	328
Wholesale trade	191	182	158	186	195
Retail trade	2,975	3,468	2,948	3,147	3,141
Finance, insurance, and real estate	612	677	793	832	921
Services	2,956	3,119	3,480	3,602	3,667
Government and government enterprises	1,275	1,291	1,295	1,307	1,361
Federal, civilian	68	68	69	71	90
Military	133	129	129	123	132
State and local	1,074	1,094	1,097	1,113	1,139
State government	128	123	122	126	129
Local government	946	971	975	987	1,010

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Cheboygan, Michigan [26031]

Item	2001	2002
Employment by place of work		
Total employment	12,556	12,537
By type		
Wage and salary employment	8,746	8,517
Proprietors employment	3,810	4,020
Farm proprietors employment	235	235
Nonfarm proprietors employment 2/	3,575	3,785
By industry		
Farm employment	269	267
Nonfarm employment	12,287	12,270
Private employment	10,946	10,949
Forestry, fishing, related activities, and other 3/	142	132
Mining	13	13
Utilities	29	29
Construction	1,531	1,533
Manufacturing	888	857
Wholesale trade	159	172
Retail Trade	2,091	2,038
Transportation and warehousing	213	213
Information	108	80
Finance and insurance	347	361
Real estate and rental and leasing	596	739
Professional and technical services	360	373
Management of companies and enterprises	0	0
Administrative and waste services	354	409
Educational services	(D)	(D)
Health care and social assistance	(D)	(D)
Arts, entertainment, and recreation	255	228
Accommodation and food services	1,550	1,443
Other services, except public administration	868	897
Government and government enterprises	1,341	1,321
Federal, civilian	71	68
Military	130	127
State and local	1,140	1,126
State government	127	123
Local government	1,013	1,003

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Otsego, Michigan [26137]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	14,052	14,473	14,481	14,457	15,221
By type					
Wage and salary employment	11,128	11,372	11,692	11,691	12,407
Proprietors employment	2,924	3,101	2,789	2,766	2,814
Farm proprietors employment	155	154	153	155	153
Nonfarm proprietors employment 2/	2,769	2,947	2,636	2,611	2,661
By industry					
Farm employment	184	185	181	186	183
Nonfarm employment	13,868	14,288	14,300	14,271	15,038
Private employment	12,508	12,957	13,001	12,989	13,621
Agricultural services, forestry, fishing & other 3/	162	167	167	170	171
Mining	666	753	752	740	699
Construction	1,214	1,259	1,209	1,152	1,247
Manufacturing	1,752	1,902	1,956	1,872	2,016
Transportation and public utilities	412	437	456	421	471
Wholesale trade	624	740	767	832	888
Retail trade	2,769	2,994	3,079	2,985	3,128
Finance, insurance, and real estate	817	831	790	754	757
Services	4,092	3,874	3,825	4,063	4,244
Government and government enterprises	1,360	1,331	1,299	1,282	1,417
Federal, civilian	189	184	199	212	230
Military	49	48	45	46	47
State and local	1,122	1,099	1,055	1,024	1,140
State government	231	215	204	205	201
Local government	891	884	851	819	939

See footnotes at end of table.
Table CA25

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Otsego, Michigan [26137]

Item	2001	2002
Employment by place of work		
Total employment	15,233	15,194
By type		
Wage and salary employment	12,239	12,066
Proprietors employment	2,994	3,128
Farm proprietors employment	151	152
Nonfarm proprietors employment 2/	2,843	2,976
By industry		
Farm employment	179	179
Nonfarm employment	15,054	15,015
Private employment	13,579	13,539
Forestry, fishing, related activities, and other 3/	(D)	(D)
Mining	675	671
Utilities	58	63
Construction	1,301	1,276
Manufacturing	1,671	1,537
Wholesale trade	573	544
Retail Trade	2,349	2,289
Transportation and warehousing	295	287
Information	283	243
Finance and insurance	379	406
Real estate and rental and leasing	454	552
Professional and technical services	729	690
Management of companies and enterprises	32	33
Administrative and waste services	(D)	434
Educational services	79	75
Health care and social assistance	1,409	1,504
Arts, entertainment, and recreation	(D)	(D)
Accommodation and food services	1,793	1,786
Other services, except public administration	742	741
Government and government enterprises	1,475	1,476
Federal, civilian	201	204
Military	46	42
State and local	1,228	1,230
State government	198	191
Local government	1,030	1,039

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Oscoda, Michigan [26135]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	3,423	3,438	3,153	3,193	3,259
By type					
Wage and salary employment	2,302	2,225	2,053	2,064	2,100
Proprietors employment	1,121	1,213	1,100	1,129	1,159
Farm proprietors employment	124	127	126	128	126
Nonfarm proprietors employment 2/	997	1,086	974	1,001	1,033
By industry					
Farm employment	136	139	137	140	138
Nonfarm employment	3,287	3,299	3,016	3,053	3,121
Private employment	2,858	2,880	2,592	2,608	2,657
Agricultural services, forestry, fishing & other 3/	58	71	75	125	123
Mining	(L)	(L)	(L)	(L)	(L)
Construction	167	170	155	183	199
Manufacturing	667	628	627	563	560
Transportation and public utilities	89	78	83	68	80
Wholesale trade	21	33	39	36	67
Retail trade	728	739	650	689	701
Finance, insurance, and real estate	183	229	203	219	231
Services	939	926	754	718	689
Government and government enterprises	429	419	424	445	464
Federal, civilian	39	39	41	44	47
Military	21	20	19	18	18
State and local	369	360	364	383	399
State government	56	52	49	49	48
Local government	313	308	315	334	351

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Oscoda, Michigan [26135]

Item	2001	2002
Employment by place of work		
Total employment	3,167	3,242
By type		
Wage and salary employment	2,024	2,038
Proprietors employment	1,143	1,204
Farm proprietors employment	125	125
Nonfarm proprietors employment 2/	1,018	1,079
By industry		
Farm employment	136	135
Nonfarm employment	3,031	3,107
Private employment	2,576	2,662
Forestry, fishing, related activities, and other 3/	(D)	(D)
Mining	(D)	(D)
Utilities	(L)	(L)
Construction	219	239
Manufacturing	427	422
Wholesale trade	52	55
Retail Trade	443	457
Transportation and warehousing	85	100
Information	17	14
Finance and insurance	61	63
Real estate and rental and leasing	201	244
Professional and technical services	73	71
Management of companies and enterprises	0	0
Administrative and waste services	50	49
Educational services	(D)	(D)
Health care and social assistance	(D)	(D)
Arts, entertainment, and recreation	59	51
Accommodation and food services	315	301
Other services, except public administration	229	222
Government and government enterprises	455	445
Federal, civilian	46	49
Military	18	16
State and local	391	380
State government	48	46
Local government	343	334

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Emmet, Michigan [26047]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	19,818	20,828	20,649	21,384	22,383
By type					
Wage and salary employment	15,588	16,380	16,693	17,247	18,097
Proprietors employment	4,230	4,448	3,956	4,137	4,286
Farm proprietors employment	236	237	236	239	236
Nonfarm proprietors employment 2/	3,994	4,211	3,720	3,898	4,050
By industry					
Farm employment	280	281	276	283	278
Nonfarm employment	19,538	20,547	20,373	21,101	22,105
Private employment	17,621	18,612	18,473	19,104	19,717
Agricultural services, forestry, fishing & other 3/	346	333	(D)	(D)	(D)
Mining	63	73	(D)	(D)	(D)
Construction	1,771	2,007	1,925	2,097	2,357
Manufacturing	1,779	1,899	1,982	2,161	2,116
Transportation and public utilities	541	536	533	548	536
Wholesale trade	594	540	581	563	573
Retail trade	4,205	4,314	4,006	4,382	4,511
Finance, insurance, and real estate	1,269	1,394	1,346	1,461	1,591
Services	7,053	7,516	7,666	7,380	7,535
Government and government enterprises	1,917	1,935	1,900	1,997	2,388
Federal, civilian	114	106	104	106	120
Military	67	65	61	62	63
State and local	1,736	1,764	1,735	1,829	2,205
State government	272	271	276	(D)	(D)
Local government	1,464	1,493	1,459	(D)	(D)

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Emmet, Michigan [26047]

Item	2001	2002
Employment by place of work		
Total employment	22,098	22,858
By type		
Wage and salary employment	17,774	18,251
Proprietors employment	4,324	4,607
Farm proprietors employment	234	234
Nonfarm proprietors employment 2/	4,090	4,373
By industry		
Farm employment	273	271
Nonfarm employment	21,825	22,587
Private employment	19,347	19,820
Forestry, fishing, related activities, and other 3/	(D)	49
Mining	(D)	82
Utilities	83	87
Construction	2,265	2,209
Manufacturing	1,952	1,824
Wholesale trade	377	394
Retail Trade	3,286	3,402
Transportation and warehousing	313	310
Information	261	325
Finance and insurance	479	503
Real estate and rental and leasing	973	1,194
Professional and technical services	(D)	(D)
Management of companies and enterprises	(D)	(D)
Administrative and waste services	1,039	1,141
Educational services	136	139
Health care and social assistance	3,057	3,111
Arts, entertainment, and recreation	647	701
Accommodation and food services	2,300	2,268
Other services, except public administration	1,115	1,138
Government and government enterprises	2,478	2,767
Federal, civilian	105	105
Military	62	56
State and local	2,311	2,606
State government	(D)	(D)
Local government	(D)	(D)

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Antrim, Michigan [26009]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	8,048	8,562	9,482	10,236	10,589
By type					
Wage and salary employment	5,532	5,791	5,961	6,497	6,726
Proprietors employment	2,516	2,771	3,521	3,739	3,863
Farm proprietors employment	311	311	310	314	309
Nonfarm proprietors employment 2/	2,205	2,460	3,211	3,425	3,554
By industry					
Farm employment	394	373	367	376	369
Nonfarm employment	7,654	8,189	9,115	9,860	10,220
Private employment	6,409	6,868	7,741	8,464	8,782
Agricultural services, forestry, fishing & other 3/	147	166	(D)	180	(D)
Mining	33	43	(D)	(D)	(D)
Construction	619	703	854	930	979
Manufacturing	1,248	1,362	1,450	1,611	1,544
Transportation and public utilities	115	107	(D)	(D)	168
Wholesale trade	229	240	256	243	293
Retail trade	1,371	1,387	1,484	1,672	1,769
Finance, insurance, and real estate	498	644	853	932	1,000
Services	2,149	2,216	2,542	2,705	2,785
Government and government enterprises	1,245	1,321	1,374	1,396	1,438
Federal, civilian	58	51	55	57	76
Military	47	46	44	44	45
State and local	1,140	1,224	1,275	1,295	1,317
State government	86	86	87	95	100
Local government	1,054	1,138	1,188	1,200	1,217

See footnotes at end of table.
Table CA25

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Antrim, Michigan [26009]

Item	2001	2002
Employment by place of work		
Total employment	10,530	10,829
By type		
Wage and salary employment	6,690	6,765
Proprietors employment	3,840	4,064
Farm proprietors employment	306	306
Nonfarm proprietors employment 2/	3,534	3,758
By industry		
Farm employment	362	359
Nonfarm employment	10,168	10,470
Private employment	8,631	8,993
Forestry, fishing, related activities, and other 3/	82	79
Mining	64	62
Utilities	(L)	(L)
Construction	1,105	1,098
Manufacturing	1,254	1,177
Wholesale trade	259	330
Retail Trade	1,156	1,158
Transportation and warehousing	105	(D)
Information	152	182
Finance and insurance	284	301
Real estate and rental and leasing	675	830
Professional and technical services	387	395
Management of companies and enterprises	0	0
Administrative and waste services	414	361
Educational services	(D)	(D)
Health care and social assistance	(D)	(D)
Arts, entertainment, and recreation	235	251
Accommodation and food services	1,321	1,475
Other services, except public administration	696	723
Government and government enterprises	1,537	1,477
Federal, civilian	61	60
Military	45	41
State and local	1,431	1,376
State government	98	95
Local government	1,333	1,281

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Montmorency, Michigan [26119]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	3,237	3,374	3,432	3,476	3,647
By type					
Wage and salary employment	2,208	2,271	2,360	2,403	2,545
Proprietors employment	1,029	1,103	1,072	1,073	1,102
Farm proprietors employment	123	118	118	119	117
Nonfarm proprietors employment 2/	906	985	954	954	985
By industry					
Farm employment	137	133	132	134	131
Nonfarm employment	3,100	3,241	3,300	3,342	3,516
Private employment	2,620	2,782	2,848	2,877	3,039
Agricultural services, forestry, fishing & other 3/	20	(D)	(D)	(D)	(D)
Mining	34	(D)	(D)	(D)	(D)
Construction	321	322	309	354	374
Manufacturing	446	479	529	528	481
Transportation and public utilities	70	74	75	(D)	79
Wholesale trade	54	51	50	49	48
Retail trade	626	641	608	627	632
Finance, insurance, and real estate	261	283	338	267	314
Services	788	816	819	850	995
Government and government enterprises	480	459	452	465	477
Federal, civilian	16	15	15	19	35
Military	23	22	20	20	20
State and local	441	422	417	426	422
State government	92	86	82	83	81
Local government	349	336	335	343	341

See footnotes at end of table.
Table CA25

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Montmorency, Michigan [26119]

Item	2001	2002
Employment by place of work		
Total employment	3,741	3,916
By type		
Wage and salary employment	2,588	2,686
Proprietors employment	1,153	1,230
Farm proprietors employment	116	116
Nonfarm proprietors employment 2/	1,037	1,114
By industry		
Farm employment	129	128
Nonfarm employment	3,612	3,788
Private employment	3,137	3,323
Forestry, fishing, related activities, and other 3/	(D)	(D)
Mining	(D)	(D)
Utilities	(D)	(D)
Construction	410	424
Manufacturing	388	419
Wholesale trade	(D)	20
Retail Trade	412	409
Transportation and warehousing	45	(D)
Information	27	67
Finance and insurance	60	64
Real estate and rental and leasing	301	369
Professional and technical services	88	89
Management of companies and enterprises	0	0
Administrative and waste services	52	56
Educational services	(L)	(L)
Health care and social assistance	(D)	(D)
Arts, entertainment, and recreation	135	139
Accommodation and food services	292	238
Other services, except public administration	240	268
Government and government enterprises	475	465
Federal, civilian	23	20
Military	20	18
State and local	432	427
State government	80	77
Local government	352	350

See footnotes at end of table.

Footnotes for Table CA25 (SIC)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 1969-74 based on 1967 Standard Industrial Classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. The estimates for 1988-2000 are based on the 1987 SIC.

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

5/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

6/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

7/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT II-4
Demographic Trends in the Primary Market Area

Demographic Totals by State: United States
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	281,421,906	292,936,668	307,115,866	4.09	4.84
0-14 Age Group (%):	21	21	20	0.87	1.19
15-34 Age Group (%):	28	28	27	2.96	3.67
35-54 Age Group (%):	29	29	29	3.87	3.08
55+ Age Group (%):	21	22	24	9.19	12.07
Total Households:	105,480,101	109,949,228	115,473,567	4.24	5.02
$0-24K Households (%):	29	26	23	-5.71	-7.50
$25-50K Households (%):	29	28	26	-1.77	-1.44
$50K+ Households (%):	42	46	51	15.09	15.88
Average Household Income:	56,644	63,301	71,731	11.75	13.32
Median Household Income:	42,729	46,475	51,597	8.77	11.02
Per Capita Income:	21,587	24,092	27,309	11.60	13.35

Demographic Totals by State: Michigan
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	9,938,444	10,109,402	10,305,661	1.72	1.94
0-14 Age Group (%):	22	21	20	-2.43	-1.92
15-34 Age Group (%):	27	27	27	0.63	0.81
35-54 Age Group (%):	30	30	29	1.78	0.28
55+ Age Group (%):	21	22	24	7.38	9.23
Total Households:	3,785,661	3,876,363	3,985,342	2.40	2.81
$0-24K Households (%):	26	24	22	-5.70	-7.90
$25-50K Households (%):	29	27	26	-2.72	-2.60
$50K+ Households (%):	45	48	52	10.31	11.32
Average Household Income:	57,400	63,001	69,986	9.76	11.09
Median Household Income:	45,135	48,188	52,788	6.76	9.55
Per Capita Income:	22,168	24,471	27,398	10.39	11.96

Demographic Totals by County: Alpena, MI
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	31,314	30,711	29,920	-1.93	-2.58
0-14 Age Group (%):	19	18	17	-9.43	-6.91
15-34 Age Group (%):	23	23	23	-0.48	-3.74
35-54 Age Group (%):	30	30	30	-2.28	-4.43
55+ Age Group (%):	28	29	31	2.38	2.85
Total Households:	12,818	12,693	12,516	-0.98	-1.39
$0-24K Households (%):	36	34	30	-8.77	-10.54
$25-50K Households (%):	33	32	31	-5.93	-4.12
$50K+ Households (%):	31	35	39	12.18	9.90
Average Household Income:	42,473	45,779	50,301	7.78	9.88
Median Household Income:	34,267	36,573	40,204	6.73	9.93
Per Capita Income:	17,566	19,113	21,279	8.81	11.33

Demographic Totals by County: Iosco, MI
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	27,339	26,634	25,732	-2.58	-3.39
0-14 Age Group (%):	18	17	16	-8.41	-6.81
15-34 Age Group (%):	19	20	20	2.24	-3.17
35-54 Age Group (%):	28	27	27	-4.03	-5.49
55+ Age Group (%):	35	36	37	-1.02	-0.28
Total Households:	11,727	11,751	11,718	0.20	-0.28
$0-24K Households (%):	38	35	31	-9.43	-10.69
$25-50K Households (%):	37	37	35	-0.51	-4.98
$50K+ Households (%):	25	29	34	14.92	18.11
Average Household Income:	39,408	43,229	48,169	9.70	11.43
Median Household Income:	31,778	33,847	37,874	6.51	11.90
Per Capita Income:	17,115	19,171	21,936	12.01	14.42

Demographic Totals by County: Cheboygan, MI

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	26,448	27,435	28,618	3.73	4.31
0-14 Age Group (%):	19	18	17	-2.50	0.10
15-34 Age Group (%):	22	23	23	11.12	3.05
35-54 Age Group (%):	28	28	27	1.74	2.52
55+ Age Group (%):	30	31	32	4.21	9.40
Total Households:	10,835	11,388	12,081	5.10	6.09
$0-24K Households (%):	36	31	27	-7.81	-8.35
$25-50K Households (%):	37	36	34	2.58	-0.70
$50K+ Households (%):	27	32	39	25.19	27.56
Average Household Income:	43,423	48,422	55,134	11.51	13.86
Median Household Income:	33,393	36,710	41,773	9.93	13.79
Per Capita Income:	18,088	20,360	23,559	12.56	15.71

Demographic Totals by County: Otsego, MI
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	23,301	24,707	26,417	6.03	6.92
0-14 Age Group (%):	22	20	20	-1.14	3.05
15-34 Age Group (%):	24	25	24	8.97	5.66
35-54 Age Group (%):	30	30	30	5.88	5.11
55+ Age Group (%):	24	25	26	9.86	13.55
Total Households:	8,995	9,659	10,493	7.38	8.63
$0-24K Households (%):	26	23	20	-5.44	-7.16
$25-50K Households (%):	36	33	30	0.06	-1.50
$50K+ Households (%):	38	44	50	22.90	24.50
Average Household Income:	51,293	56,877	64,624	10.89	13.62
Median Household Income:	41,303	45,156	50,423	9.33	11.66
Per Capita Income:	19,810	22,326	25,751	12.70	15.34

Demographic Totals by County: Oscoda, MI
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	9,418	9,408	9,379	-0.11	-0.31
0-14 Age Group (%):	18	17	17	-5.88	-4.23
15-34 Age Group (%):	19	20	20	6.16	-0.26
35-54 Age Group (%):	28	27	27	-2.21	-2.60
55+ Age Group (%):	35	35	36	1.20	3.40
Total Households:	3,921	3,944	3,967	0.59	0.58
$0-24K Households (%):	43	39	34	-9.64	-10.86
$25-50K Households (%):	36	36	37	2.43	1.05
$50K+ Households (%):	22	25	29	16.49	17.72
Average Household Income:	37,141	40,114	44,924	8.00	11.99
Median Household Income:	28,705	31,343	34,992	9.19	11.64
Per Capita Income:	15,697	16,860	19,027	7.41	12.85

Demographic Totals by County: Emmet, MI
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	31,437	32,753	34,337	4.19	4.84
0-14 Age Group (%):	21	19	18	-3.28	0.62
15-34 Age Group (%):	24	25	24	8.20	3.67
35-54 Age Group (%):	32	31	31	2.49	2.94
55+ Age Group (%):	24	25	27	8.95	11.62
Total Households:	12,577	13,227	14,034	5.17	6.10
$0-24K Households (%):	28	25	21	-8.47	-10.71
$25-50K Households (%):	34	32	28	-0.92	-5.05
$50K+ Households (%):	38	44	51	21.41	23.51
Average Household Income:	52,109	59,890	68,980	14.93	15.18
Median Household Income:	41,016	44,936	51,323	9.56	14.21
Per Capita Income:	21,070	24,435	28,465	15.97	16.49

Demographic Totals by County: Antrim, MI
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	23,110	24,275	25,685	5.04	5.81
0-14 Age Group (%):	20	18	18	-3.13	1.63
15-34 Age Group (%):	21	23	23	16.74	4.60
35-54 Age Group (%):	29	28	28	3.67	3.97
55+ Age Group (%):	30	30	31	3.65	11.09
Total Households:	9,222	9,759	10,424	5.82	6.81
$0-24K Households (%):	30	25	21	-10.93	-11.29
$25-50K Households (%):	36	33	31	-1.09	-2.33
$50K+ Households (%):	35	42	49	26.17	25.09
Average Household Income:	48,374	54,969	63,632	13.63	15.76
Median Household Income:	38,819	43,211	48,887	11.31	13.14
Per Capita Income:	19,485	22,205	25,936	13.96	16.80

Demographic Totals by County: Montmorency, MI
Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	10,315	10,660	11,072	3.34	3.86
0-14 Age Group (%):	16	15	14	-2.32	-2.07
15-34 Age Group (%):	18	20	20	12.87	4.27
35-54 Age Group (%):	27	27	26	1.46	1.33
55+ Age Group (%):	39	38	40	2.49	7.74
Total Households:	4,455	4,671	4,940	4.85	5.76
$0-24K Households (%):	41	36	32	-7.00	-7.59
$25-50K Households (%):	37	37	36	4.99	4.00
$50K+ Households (%):	23	27	32	23.43	26.05
Average Household Income:	37,795	42,129	47,339	11.47	12.37
Median Household Income:	30,018	32,596	36,675	8.59	12.51
Per Capita Income:	16,493	18,619	21,281	12.89	14.30

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	16,140	10	12-31	/	32.61	2,019
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	15,639	170	12-31	01/71	56.92	1,585
WES	Westcorp of Irvine CA	NYSE	California	Thrift	15,352	18	12-31	05/86	42.77	2,219
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	6,439	29	12-31	12/83	52.05	855
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	4,967	3	12-31	12/02	23.00	1,250
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,985	26	03-31	03/96	44.09	736
UPFC	United PanAm Fin. Corp of CA	NASDAQ	San Francisco CA	Thrift	1,669 J	4	12-31	04/98	19.85	321
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,446	12	06-30	06/96	29.21	204
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,082	11	12-31	11/02	17.59	93
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	675	9	12-31	08/02	26.30	122
KFED	K-Fed Bancorp of CA MHC (39.1)	NASDAQ	Southern CA	Thrift	607	4	12-31	03/04	15.25	222
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	488	3	12-31	06/97	13.86	73
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	267	4	12-31	01/96	12.60	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	8,710	41	09-30	12/85	29.98	901
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,678	73	12-31	11/83	18.62	1,115
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,444	42	12-31	05/01	40.46	612
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,627	33	09-30	03/98	34.48	820
FFLC	FFLC Bancorp of Leesburg FL	NASDAQ	Central FL	Thrift	1,040	14	12-31	01/94	32.11	174
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	546	5	12-31	12/97	10.15	82
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	226	3	12-31	/	24.55	52
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	0	73	12-31	/	11.68	249
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	55,756	522	12-31	08/86	22.07	7,694
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	23,625	151	12-31	11/93	19.35	5,129
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,775	86	12-31	11/93	40.95	3,070
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	NASDAQ	New Jersey	Thrift	19,321	82	12-31	07/99	39.49	7,346
ICBC	Independence Comm Bnk Cp of NY	NASDAQ	NY,NJ	Thrift	17,632	81	12-31	03/98	40.57	3,430
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,540	55	12-31	01/03	19.35	1,448
NWSB	Northwest Bcrp MHC of PA(41.4)	NASDAQ	PA,NY,OH,MD	Thrift	6,225	146	06-30	11/94	25.39	1,252
WYPT	Waypoint Financial Corp of PA	NASDAQ	PA,MD	Thrift	5,352	61	12-31	10/00	27.78	929
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Central NY	Thrift	3,661	17	12-31	07/04	11.10	544
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	3,589 D	47	12-31	01/03	14.25	1,191
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,415	20	12-31	06/96	17.87	667
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,837	61	12-31	/	13.99	1,037
HRBT	Hudson River Bancorp Inc of NY	NASDAQ	Southeast NY	Thrift	2,539	51	03-31	07/98	19.95	607
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,436	21	12-31	11/86	61.67	434
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	2,292	40	12-31	11/03	17.11	524
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,038	11	12-31	11/95	20.73	398
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	1,962	22	06-30	07/94	17.08	235
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,891	17	12-31	07/96	24.91	327
PBCP	Provident Bancorp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	1,826	20	09-30	01/04	13.16	522
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,602	39	06-30	07/87	31.50	176
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,389	17	12-31	06/90	15.00	161
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,231	40	12-31	12/88	18.00	117
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	976	14	06-30	04/02	18.09	176
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	965	10	03-31	01/03	15.20	191
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	838	18	12-31	01/04	11.39	142
NEPF	Northeast PA Fin. Corp of PA	NASDAQ	Northeast PA	Thrift	836	16	09-30	04/98	16.90	67
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	775	10	03-31	03/04	12.62	385
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Northeast MD	Thrift	750 J	16	09-30	07/98	16.98	100
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	718	5	09-30	08/87	29.90	69
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	689	2	12-31	/	38.51	160
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	646	9	12-31	11/89	23.68	118
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	PA,NJ	Thrift	629	14	12-31	07/94	32.95	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	628	13	09-30	06/88	23.75	63
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	580	5	03-31	10/94	19.07	44
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	565 J	7	09-30	01/95	22.99	44
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	521 J	5	07-31	08/88	13.40	98
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	504 J	9	09-30	06/99	6.49	20
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	434 J	6	06-30	11/93	17.27	42
ONFC	Oneida Fincl MHC of NY (42.4)	NASDAQ	Central NY	Thrift	427	9	12-31	12/98	11.55	86
ALLB	Alliance Bank MHC of PA (20.0)	NASDAQ	Southeastern PA	Thrift	382	8	12-31	03/95	30.50	105
PHSB	PHSB Financial Corp. of PA	NASDAQ	Western PA	Thrift	337	10	12-31	12/01	26.85	78
AFBC	Advance Fin. Bancorp of WV	NASDAQ	Northwest WV,OH	Thrift	321 J	8	06-30	01/97	25.81	36
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	318	6	12-31	03/85	30.70	30
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	303	6	12-31	11/95	18.03	44
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	299 J	8	06-30	02/87	25.00	48
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Southeast NY	Thrift	285	6	06-30	12/98	32.90	68
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	NASDAQ	Central NY	Thrift	262	4	12-31	10/99	28.25	119
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	185	2	03-31	10/02	19.21	32
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	184	4	12-31	06/85	11.43	18
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98 J	2	09-30	03/99	16.25	37
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,783	95	12-31	04/97	21.94	1,346
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,417	191	12-31	12/84	29.06	1,144
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	9,321	41	12-31	01/90	44.83	1,464
CFFN	Capitol Fd Fn MHC of KS (29.2)	NASDAQ	Kansas	Thrift	8,541	35	09-30	04/99	35.59	2,633
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	3,914	54	03-31	07/92	28.85	664
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,175	69	12-31	10/03	12.22	958
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	2,855	58	12-31	10/02	24.94	456
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,280	24	06-30	01/99	21.80	327
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,224	34	12-31	07/98	11.41	356
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,430	19	12-31	07/98	13.80	170
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,349	15	12-31	03/01	25.65	212
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,346 J	9	09-30	09/85	40.05	339
CAFI	Camco Fin Corp of Cambridge OH	NASDAQ	Eastern OH,KY	Thrift	1,134	23	12-31	/	15.30	117
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,102	17	12-31	10/95	27.47	173
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	999	8	12-31	04/98	25.51	120
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	955	13	12-31	06/94	31.00	138
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	857	34	06-30	04/92	18.93	67
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	852 J	15	09-30	03/00	23.56	92
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	830	17	12-31	12/99	23.65	113
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	829	9	12-31	12/98	19.65	105
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	774	15	06-30	12/92	14.33	101
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	758 J	16	09-30	09/93	25.90	65
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	713 J	21	09-30	04/98	14.93	68
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	637	7	09-30	12/98	19.75	108
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	573	8	12-31	02/98	17.00	62
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	570	15	06-30	04/99	23.48	87
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	552	6	09-30	08/88	22.48	107
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	493 J	15	09-30	07/87	21.00	71
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	453	9	12-31	03/96	38.50	60
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	434	9	12-31	03/87	15.12	48
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	428 J	7	09-30	03/94	30.00	40
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	424	12	12-31	01/99	21.00	59
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	386 J	11	03-31	01/03	16.78	62
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Central IN	Thrift	351	5	12-31	02/95	26.50	38
CFSB	Citizens First Fin Corp. of IL	NASDAQ	Central IL	Thrift	327	5	12-31	05/96	32.60	49
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	315	8	12-31	09/00	23.01	30
STBI	Sturgis Bancorp, Inc. of MI	NASDAQ	Southcentral MI	Thrift	314 J	11	12-31	11/88	14.82	40
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	292 J	5	12-31	08/02	13.87	38
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	275	4	12-31	01/04	11.50	114
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati OH	Thrift	273 J	7	12-31	01/88	19.50	32
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago IL	Thrift	270	3	12-31	08/96	31.36	36

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	264 J	7	06-30	04/99	19.70	32
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	262	10	06-30	12/93	19.70	32
JXSB	Jcksnville Bcp MHC of IL(46.8)	NASDAQ	Central IL	Thrift	260	8	12-31	04/95	17.90	35
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	258 J	5	12-31	12/96	23.50	38
FFBZ	First Federal Bncrp, Inc of OH	NASDAQ	Eastern OH	Thrift	258	6	09-30	07/92	13.20	45
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	258	6	12-31	12/97	18.75	36
FFWC	FFW Corporation of Wabash IN	NASDAQ	Central IN	Thrift	246	4	06-30	04/93	23.50	30
WEFC	Wells Fin. Corp. of Wells MN	NASDAQ	Southcentral MN	Thrift	232	8	12-31	04/95	33.00	38
NEIB	Northeast Indiana Bncrp of IN	NASDAQ	Northeast IN	Thrift	229	3	12-31	06/95	21.90	31
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	225	3	12-31	04/01	12.25	31
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	214	4	12-31	06/98	5.35	18
FFED	Fidelity Fed. Bancorp of IN	NASDAQ	Southwestern IN	Thrift	202	5	12-31	08/87	1.77	19
ASBP	ASB Financial Corp. of OH	NASDAQ	Southern OH	Thrift	166 J	2	06-30	05/95	21.12	35
HLFC	Home Loan Financial Corp of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	21.00	35
GTPS	Great American Bancorp of IL	NASDAQ	East Central IL	Thrift	157	3	12-31	06/95	25.50	19
AMFC	AMB Fin. Corp. of Munster IN	NASDAQ	Northwest IN	Thrift	154	3	12-31	04/96	14.50	14
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	153 J	2	12-31	12/96	15.19	13
CKFB	CKF Bancorp of Danville KY	NASDAQ	Central KY	Thrift	153	3	12-31	01/95	18.00	26
FKKY	Frankfort First Bancorp of KY	NASDAQ	Frankfort KY	Thrift	138 J	3	06-30	07/95	24.99	32
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	136 J	3	06-30	04/96	15.25	18
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	136 J	4	06-30	04/97	15.75	23
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	134	1	12-31	06/04	14.75	58
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	129 J	3	12-31	12/98	12.50	26
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	125 J	3	12-31	10/01	15.21	22
CIBI	Community Inv. Bncp, Inc of OH	NASDAQ	NorthCentral OH	Thrift	122	3	06-30	02/95	14.77	16
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	97 J	1	12-31	10/98	17.30	24
HWEN	Home Financial Bancorp of IN	NASDAQ	Central IN	Thrift	63 J	2	06-30	07/96	6.00	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	NASDAQ	CT	Div.	10,541	155	12-31	07/88	39.62	3,712
NABC	NewAlliance Bancshares of CT	NASDAQ	Connecticut	Thrift	6,284	74	12-31	04/04	14.78	1,687
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,683	18	12-31	10/95	44.13	209
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	1,643	6	12-31	07/02	15.98	940
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,310	14	12-31	06/00	36.20	213
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	978	15	12-31	05/86	37.50	165
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	898	9	12-31	03/99	35.15	129
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	794	10	12-31	12/01	25.80	257
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	730	20	12-31	02/86	29.40	123
SIFI	SI Fin Gp Inc MHC of CT (42.0)	NASDAQ	Northeastern CT	Thrift	596	16	12-31	10/04	12.10	152
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	596	14	12-31	05/86	28.73	60
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	529	7	12-31	12/88	42.41	88
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	508 J	10	03-31	10/86	30.85	49
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	501	6	12-31	05/86	19.20	83
MYST	Mystic Financial, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	439	6	06-30	01/98	40.75	64
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	330	5	12-31	10/04	11.00	84
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	305 P	4	06-30	10/04	12.00	83
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	220 J	5	04-30	12/87	17.60	36
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,169	118	09-30	11/82	26.85	2,113
STSA	Sterling Financial Corp of WA	NASDAQ	WA,ID,MT,OR	M.B.	6,733	83	12-31	06/83	39.86	908
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	983	10	12-31	12/85	25.00	132
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	888	16	03-31	08/86	20.20	205
RPFG	Rainier Pacific Fin Group of WA	NASDAQ	Western WA	Thrift	748	12	12-31	10/03	17.89	145
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	735	20	03-31	07/97	29.24	87
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	525	13	03-31	10/97	21.64	104
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	460	15	09-30	01/98	24.75	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ		Thrift	4,488	0		/	10.08	471
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,442	44	09-30	11/83	32.07	395
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,280 J	18	09-30	09/90	15.11	240
CHFN	Charter Fincl MHC of GA (18.4)	NASDAQ	SW GA, East. AL	Thrift	1,068 J	8	09-30	10/01	39.91	784
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	726	15	12-31	05/96	21.78	112
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	653	14	09-30	04/95	41.25	94
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	629 P	13	12-31	10/04	14.15	206
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	501 J	9	12-31	10/02	12.95	97
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	365	8	03-31	03/88	21.99	46
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	308	1	06-30	07/03	13.39	108
SSFC	South Street Fin. Corp. of NC (3)	NASDAQ	South Central NC	Thrift	215	2	12-31	10/96	10.01	31
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	207	4	12-31	04/97	18.83	22
FIFG	1st Independence Fin Grp of KY	NASDAQ		Thrift	180 J	0		/	18.86	23
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	156 J	2	06-30	12/97	15.25	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139 J	3	09-30	02/95	15.50	11
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	123	3	12-31	01/98	20.71	25
South-West Companies										
FBTX	Franklin Bank Corp of TX	NASDAQ	Austen	Thrift	3,309	0	12-31	/	18.10	384
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	285	7	12-31	08/86	14.00	21
GUPB	GFSB Bancorp, Inc of Gallup NM	NASDAQ	Northwest NM	Thrift	228	2	06-30	06/95	20.25	23
Western Companies (Excl CA)										
NTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,877	4	12-31	10/96	12.25	80
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 12/03/04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2A
Market Pricing Comparatives
Prices As of November 26, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4): Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
Special Selection Grouping(8)	16.99	23.89	0.74	13.47	20.35	129.01	16.62	131.87	21.48	0.45	2.51	39.56	160	12.75	0.94	0.68	5.78	0.63	5.41
Comparable Group																			
Special Comparative Group(8)																			
AMFC AMB Fin. Corp. of Munster IN	14.50	14.22	1.04	13.41	14.80	108.13	9.21	108.13	13.94	0.24	1.66	23.08	154	8.52	1.37	0.64	7.58	0.68	8.04
ASBP ASB Financial Corp. of OH	21.12	35.08	1.22	10.49	17.45	201.33	21.09	201.33	17.31	0.60	2.84	49.18	166	10.47	0.63	1.26	11.90	1.27	12.00
BRBI Blue River Bancshares of IN	5.35	18.22	0.05	4.77	NM	112.16	8.53	143.43	NM	0.00	0.00	0.00	214	7.60	1.99	0.11	1.32	0.09	1.10
CKFB CKF Bancorp of Danville KY	18.00	26.39	1.20	10.95	15.00	164.38	17.24	176.47	15.00	0.60	3.33	50.00	153	10.49	NA	1.19	11.48	1.19	11.48
GCFC Central Federal Corp. of OH	12.50	25.78	-0.95	9.05	NM	138.12	19.99	138.12	NM	0.36	2.88	NM	129	14.47	0.56	-1.63	-9.25	-1.72	-9.76
CIBI Community Inv. Bncp, Inc of OH	14.77	15.94	0.73	12.38	18.94	119.31	13.02	119.31	20.23	0.36	2.44	49.32	122	10.92	NA	0.69	6.36	0.65	5.95
FFDF FFD Financial Corp of Dover OH	15.25	18.12	0.38	14.09	26.29	108.23	13.33	108.23	NM	0.44	2.89	NM	136	12.32	NA	0.50	4.06	0.33	2.66
FFWC FFW Corporation of Wabash IN	23.50	30.20	1.81	18.49	12.37	127.10	12.28	132.47	12.98	0.68	2.89	37.57	246	9.66	0.84	1.01	10.47	0.96	9.97
FFED Fidelity Fed. Bancorp of IN(7)	1.77	19.47	0.01	1.47	NM	120.41	9.65	120.41	NM	0.00	0.00	0.00	202	8.01	0.52	0.18	2.22	0.06	0.74
FBTC First BancTrust Corp of IL	12.25	30.63	0.42	10.89	23.56	112.49	13.63	112.49	29.17	0.24	1.96	57.14	225	12.12	1.03	0.58	4.91	0.47	3.97
FFFS First Fed Serv MHC of IL(45.0)	14.75	26.02	0.49	9.24	30.10	159.63	42.99	159.63	30.10	0.28	1.90	25.71	134	26.93	0.12	1.50	7.00	1.50	7.00
FNFI First Niles Fin., Inc. of OH	17.30	23.96	0.63	11.12	23.07	155.58	24.63	155.58	27.46	0.64	3.70	NM	97	15.83	1.01	1.05	6.35	0.88	5.33
FKKY Frankfort First Bancorp of KY(7)	24.99	31.66	0.75	13.82	33.32	180.82	22.92	180.82	33.32	1.12	4.48	NM	138	12.68	NA	0.69	5.35	0.69	5.35
GTPS Great American Bancorp of IL	25.50	18.74	1.67	23.59	15.18	108.10	11.98	111.21	15.27	0.44	1.73	26.35	157	11.08	0.02	0.78	7.07	0.77	7.03
HCFC Home City Fin. Corp. of OH	15.19	12.52	0.78	15.03	19.23	101.06	8.17	103.54	19.47	0.44	2.90	56.41	153	8.08	NA	0.43	5.43	0.42	5.36
HWEN Home Financial Bancorp of IN	6.00	8.14	0.35	5.26	22.22	114.07	12.83	114.07	17.14	0.12	2.00	34.29	63	11.25	2.69	0.60	5.28	0.77	6.85
HLFC Home Loan Financial Corp of OH	21.00	35.47	0.93	13.40	20.79	156.72	22.12	156.72	22.58	0.78	3.71	NM	160	14.11	NA	1.10	7.63	1.01	7.03
NEIB Northeast Indiana Bncrp of IN	21.90	31.21	1.12	18.23	18.56	120.13	13.65	120.13	19.55	0.60	2.74	53.57	229	11.36	0.72	0.75	6.27	0.71	5.95
PBNC PFS Bancorp Inc. of Aurora IN	15.21	22.40	0.58	18.43	26.22	82.53	17.96	82.53	26.22	0.30	1.97	51.72	125	21.76	NA	0.71	3.19	0.71	3.19
PSFC Peoples Sidney Fin. Corp of OH	15.75	22.57	0.68	12.16	23.16	129.52	16.62	129.52	23.16	0.56	3.56	NM	136	12.83	0.96	0.70	5.60	0.70	5.60
WEFC Wells Fin. Corp. of Wells MN	33.00	38.38	0.97	24.87	18.97	132.69	16.51	132.69	34.02	0.88	2.67	NM	232	12.44	0.29	0.90	7.18	0.50	4.00

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets less than $250 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of November 26, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
Special Selection Grouping(8)	21.25	42.14	1.05	16.82	17.55	129.34	14.26	138.93	19.25	0.51	2.39	43.27	334	11.08	1.07	0.67	6.53	0.60	5.65
Comparable Group																			
Special Comparative Group(8)																			
ASBI Ameriana Bancorp of IN	15.12	47.63	0.54	12.42	24.79	121.74	10.97	123.53	28.00	0.64	4.23	NM	434	9.01	1.46	0.46	4.91	0.41	4.35
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.50	51.34	0.21	7.77	NM	148.01	41.46	148.01	NM	0.20	1.74	NM	275	28.01	0.17	0.29	1.03	0.75	2.71
CFSB Citizens First Fin Corp. of IL(7)	32.60	48.87	1.00	22.82	28.85	142.86	14.94	142.86	32.60	0.40	1.23	40.00	327	10.46	NA	0.50	5.05	0.44	4.47
FBRI First Bancorp of Indiana of IN	19.70	31.70	-0.07	18.00	NM	109.44	12.00	117.61	NM	0.58	2.94	NM	264	10.97	NA	0.14	1.02	-0.05	-0.38
FBSI First Bancshares, Inc. of MO	19.70	31.80	1.85	17.60	10.26	111.93	12.15	113.81	10.65	0.16	0.81	8.65	262	10.85	NA	1.16	11.25	1.11	10.84
FCAP First Capital, Inc. of IN	21.00	59.14	1.22	15.97	17.07	131.50	13.94	151.52	17.21	0.60	2.86	49.18	424	10.60	1.14	0.84	7.85	0.83	7.79
FFBI First Federal Bancshares of IL	23.01	30.30	1.10	18.00	17.04	127.83	9.63	137.05	20.92	0.44	1.91	40.00	315	7.53	0.53	0.56	5.23	0.45	4.26
FFBZ First Federal Bncrp, Inc of OH(7)	13.20	44.70	0.44	6.98	26.94	189.11	17.30	189.11	30.00	0.24	1.82	54.55	258	9.15	0.61	0.67	7.30	0.60	6.56
FFHS First Franklin Corp. of OH	19.50	32.10	0.41	14.32	28.26	136.17	11.77	136.17	NM	0.32	1.64	NM	273	8.64	1.21	0.41	4.75	0.25	2.82
JXSB Jcksnville Bcp MHC of IL(46.8)	17.90	16.34	0.36	10.62	NM	168.55	13.46	197.35	NM	0.30	1.68	NM	260	7.99	0.94	0.30	3.97	0.27	3.48
LSBI LSB Fin. Corp. of Lafayette IN	26.50	38.03	1.72	20.61	13.59	128.58	10.82	128.58	15.41	0.60	2.26	34.88	351	8.41	1.83	0.84	9.87	0.74	8.70
MFBC MFB Corp. of Mishawaka IN	30.00	39.87	1.30	26.87	14.85	111.65	9.32	111.65	23.08	0.48	1.60	36.92	428	8.34	0.78	0.63	7.77	0.40	5.00
MCBF Monarch Community Bncrp of MI	13.87	37.59	-0.07	15.50	NM	89.48	12.88	119.67	NM	0.20	1.44	NM	292	14.39	1.98	0.23	1.35	-0.08	-0.50
FFFD North Central Bancshares of IA	38.50	59.56	3.50	26.82	11.00	143.55	13.13	163.07	11.00	1.00	2.60	28.57	453	9.15	0.47	1.23	13.14	1.23	13.14
PFED Park Bancorp of Chicago IL	31.36	35.88	2.09	26.74	14.13	117.28	13.28	117.28	15.00	0.72	2.30	34.45	270	11.32	0.45	0.95	8.50	0.89	8.00
PFDC Peoples Bancorp of Auburn IN	21.00	70.79	1.38	18.82	14.48	111.58	14.35	116.80	15.22	0.72	3.43	52.17	493	12.86	0.59	0.98	7.66	0.93	7.29
RIVR River Valley Bancorp of IN	23.50	37.79	1.19	13.74	14.87	171.03	14.62	171.28	19.75	0.72	3.06	60.50	258	8.55	NA	1.02	11.40	0.77	8.59
STBI Sturgis Bancorp, Inc. of MI	14.82	40.46	0.55	10.34	19.50	143.33	12.88	175.80	26.95	0.36	2.43	65.45	314	8.99	2.01	0.70	7.20	0.51	5.21
UCBC Union Community Bancorp of IN	18.75	36.28	0.92	17.19	20.38	109.08	14.08	118.90	20.38	0.60	3.20	65.22	258	12.90	1.44	0.68	5.12	0.68	5.12
WAYN Wayne Savings Bancshares of OH	16.78	61.95	0.63	11.39	25.42	147.32	16.03	152.68	26.63	0.48	2.86	NM	386	10.88	NA	0.65	5.56	0.62	5.31

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets $250-$500 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

		Population		Proj.			Per Capita Income		Deposit
				Pop.	2000-2004	2004-2009		% State	Market
Institution	County	2000 (000)	2004 (000)	2009	% Change	% Change	Amount	Average	Share(1)
AMB Fiancial Corp. of Munster, IN	Lake	485	490	496	1.1%	1.3%	$21,765	96.5%	1.8%
First BancTrust Corp. of IL	Edgar	20	19	18	-4.0%	-5.2%	19,979	77.5%	23.2%
First Bancorp of Indiana of IN	Vanderburgh	172	172	172	0.1%	0.2%	22,568	100.1%	6.0%
First Federal Bancshares, Inc. of IL	McDonough	33	32	32	-1.3%	-1.8%	17,515	68.0%	26.6%
Great American Bancorp, Inc. of IL	Champaign	180	185	192	3.2%	3.8%	22,562	87.5%	4.0%
Home City Financial Corp of OH	Clark	145	142	139	-1.6%	-2.1%	21,299	91.8%	7.6%
Home Loan Financial Corp. of OH	Coshocton	37	37	37	0.6%	0.7%	18,134	78.2%	23.0%
LSB Financial Corp. of Lafayette IN	Tippecanoe	149	154	161	3.7%	4.4%	21,661	96.1%	14.1%
Monarch Community Bancorp of MI	Branch	46	47	47	1.6%	1.8%	19,019	77.7%	16.7%
Northeast Indiana Bancorp, Inc. of IN	Huntington	38	39	39	1.4%	1.6%	20,736	92.0%	28.5%
Sturgis Bancorp, Inc. of Sturgis MI	St. Joseph	62	62	62	-0.5%	-0.7%	19,392	79.2%	25.4%
Union Community Bancorp, Inc. of IN	Montgomery	38	38	39	1.6%	1.9%	21,049	70.5%	26.0%
Wayne Savings Bancshares Inc. of OH	Wayne	112	113	116	1.7%	2.0%	19,963	86.1%	13.2%
	Averages:	**117**	**118**	**119**	**0.6%**	**0.6%**	**20,434**	**84.7%**	**16.6%**
	Medians:	**62**	**62**	**62**	**1.1%**	**1.3%**	**20,736**	**86.1%**	**16.7%**
First Federal of Northern Michigan	**Alpena**	**31**	**31**	**30**	**-1.9%**	**-2.6%**	**$19,113**	**78.1%**	**28.6%**
	(8 County Market Area)	**23**	**23**	**24**	**2.2%**	**2.1%**	**$20,836**	**85.1%**	**7.1%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: SNL Financial, LC. and the FDIC.

EXHIBIT IV-1
Stock Prices:
As of November 26, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(163)	22.84	17,854	411.1	25.44	18.98	22.62	1.00	4.28	3.04	1.27	1.11	14.95	13.66	165.45
SAIF-Insured Thrifts(144)	22.41	15,804	380.9	24.92	18.59	22.20	0.93	4.40	3.14	1.25	1.07	14.94	13.64	166.25
BIF-Insured Thrifts(19)	26.02	32,772	631.3	29.18	21.79	25.66	1.47	3.41	2.35	1.48	1.44	15.03	13.80	159.66
NYSE Traded Companies(12)	33.32	91,571	2,363.4	36.91	26.90	32.86	1.15	2.98	5.46	2.34	1.88	18.76	16.21	248.51
AMEX Traded Companies(10)	24.53	4,366	98.8	27.44	20.53	24.47	0.72	11.49	6.73	1.21	1.15	16.59	16.04	194.15
NASDAQ Listed OTC Companies(141)	21.76	11,833	248.9	24.24	18.15	21.55	1.00	3.95	2.59	1.18	1.04	14.49	13.27	155.94
California Companies(12)	32.45	23,977	856.8	34.48	25.03	32.09	0.65	18.27	18.91	2.20	1.56	17.81	16.94	243.28
Florida Companies(8)	27.19	20,634	536.5	28.79	19.57	27.25	-0.04	24.30	22.58	1.29	1.28	11.47	11.05	155.66
Mid-Atlantic Companies(40)	22.07	36,591	793.4	25.11	18.09	21.76	1.10	0.30	-0.95	1.20	1.07	13.23	11.50	159.54
Mid-West Companies(64)	20.95	7,738	168.9	23.74	18.01	20.78	0.92	0.96	-0.06	1.19	1.04	15.57	14.38	159.02
New England Companies(13)	27.98	18,477	324.9	31.48	24.31	28.09	-0.16	8.19	3.36	1.47	1.47	17.73	16.32	184.63
North-West Companies(8)	25.68	17,084	473.8	26.69	20.98	25.30	1.58	8.63	9.93	1.45	1.36	15.61	13.68	153.57
South-East Companies(14)	19.13	7,794	121.5	21.11	16.45	18.70	2.34	-1.77	-1.25	0.82	0.59	14.14	13.52	133.21
South-West Companies(3)	16.05	11,351	202.4	17.72	13.67	15.72	1.92	14.61	-3.11	0.74	0.44	12.78	9.09	174.35
Western Companies (Excl CA)(1)	12.25	6,520	79.9	13.91	8.91	12.25	0.00	34.91	32.43	2.04	3.91	12.59	12.59	287.93
Thrift Strategy(153)	22.41	15,217	347.5	25.09	18.73	22.21	0.93	3.62	2.51	1.24	1.09	14.90	13.68	162.97
Mortgage Banker Strategy(7)	27.95	83,441	1,954.9	28.93	21.95	27.57	1.28	13.26	10.75	1.82	1.43	15.06	11.81	202.86
Real Estate Strategy(2)	14.33	7,031	100.8	16.34	11.65	13.80	3.84	4.75	-2.18	0.75	0.52	9.09	9.09	110.10
Diversified Strategy(1)	61.67	7,036	433.9	61.88	43.07	58.63	5.19	42.23	37.50	3.64	3.49	26.91	26.76	346.24
Companies Issuing Dividends(149)	22.97	18,373	418.0	25.56	19.21	22.74	1.03	3.72	2.68	1.29	1.15	15.11	13.84	162.90
Companies Without Dividends(13)	21.26	11,341	325.3	23.88	16.11	21.05	0.53	11.28	7.65	1.01	0.71	12.89	11.42	197.50
Equity/Assets <6%(13)	21.20	12,642	311.7	23.81	16.90	21.35	-0.66	9.54	9.10	1.48	1.21	12.07	11.68	230.45
Equity/Assets 6-12%(110)	24.82	14,031	363.2	27.48	20.58	24.55	0.99	4.96	2.89	1.45	1.25	15.64	14.48	184.73
Equity/Assets >12%(40)	18.11	29,425	566.2	20.52	15.37	17.90	1.49	0.94	1.70	0.74	0.74	13.97	12.06	95.89
Actively Traded Companies(13)	29.52	43,467	1,113.3	32.20	24.73	29.21	1.09	3.19	3.17	1.76	1.72	17.64	15.34	199.08
Market Value Below $20 Million(12)	12.96	1,488	15.8	17.16	11.72	13.07	-0.19	-10.99	-12.72	0.29	-0.19	11.71	11.41	140.78
Holding Company Structure(158)	22.83	18,377	423.5	25.36	18.94	22.61	1.01	4.23	3.00	1.28	1.13	14.98	13.65	165.13
Assets Over $1 Billion(59)	26.02	42,825	1,003.0	28.14	20.76	25.61	1.62	8.46	7.81	1.51	1.32	14.50	12.44	172.36
Assets $500 Million-$1 Billion(43)	23.33	4,885	102.1	25.61	19.43	23.10	0.98	5.03	3.07	1.39	1.25	15.33	14.15	180.09
Assets $250-$500 Million(30)	21.37	2,335	45.9	24.52	18.90	21.30	0.12	0.28	-1.61	1.30	1.12	16.62	15.64	176.63
Assets less than $250 Million(31)	17.14	1,560	25.2	20.65	14.87	17.14	0.55	-1.66	-2.37	0.61	0.50	13.83	13.61	120.34
Goodwill Companies(110)	24.26	22,156	528.1	26.71	20.01	23.96	1.22	5.30	3.66	1.37	1.16	15.43	13.59	173.73
Non-Goodwill Companies(52)	19.69	6,194	117.0	22.64	16.72	19.65	0.44	2.07	1.75	1.08	1.01	13.95	13.95	148.66
Acquirors of FSLIC Cases(5)	27.88	30,118	981.4	31.71	23.52	27.62	0.33	-2.64	-3.65	1.05	0.74	18.37	17.27	239.83

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(22)	21.89	25,592	291.4	24.39	17.07	21.58	1.78	17.76	16.48	0.45	0.39	9.04	8.55	77.02
SAIF-Insured Thrifts(16)	19.90	16,233	130.6	22.28	16.00	19.55	1.84	16.86	16.21	0.29	0.31	8.92	8.44	73.04
BIF-Insured Thrifts(6)	27.20	50,551	720.4	29.99	19.94	27.01	1.62	20.14	17.20	0.87	0.61	9.37	8.86	87.63
AMEX Traded Companies(2)	21.03	6,130	70.8	21.06	14.16	20.61	1.66	22.14	23.74	0.50	0.46	9.75	9.75	61.28
NASDAQ Listed OTC Companies(20)	21.97	27,539	313.5	24.72	17.36	21.68	1.80	17.32	15.75	0.44	0.38	8.97	8.43	78.60
California Companies(1)	15.25	14,549	86.7	15.62	10.47	15.05	1.33	52.50	52.50	0.30	0.28	6.23	5.92	41.69
Mid-Atlantic Companies(10)	23.20	29,372	342.9	27.14	18.96	23.21	0.43	6.06	5.40	0.66	0.62	8.94	8.22	91.78
Mid-West Companies(4)	19.94	22,446	214.7	22.06	15.91	19.55	1.46	18.74	16.83	-0.12	-0.10	9.72	9.33	77.61
New England Companies(5)	20.10	26,157	362.4	21.19	13.86	19.44	3.93	28.31	28.43	0.53	0.39	8.92	8.68	65.38
South-East Companies(2)	27.03	17,099	112.4	27.68	21.27	26.14	4.08	30.50	23.26	0.38	0.26	9.90	9.66	48.81
Thrift Strategy(21)	21.04	22,349	231.7	23.43	16.87	20.77	1.75	14.66	13.33	0.37	0.37	8.87	8.42	75.33
Diversified Strategy(1)	39.62	93,700	1,546.2	44.48	21.27	38.67	2.46	82.83	82.58	2.02	0.78	12.64	11.46	112.50
Companies Issuing Dividends(18)	24.02	28,965	343.8	27.03	18.50	23.77	1.11	16.56	15.00	0.53	0.43	9.56	8.98	84.24
Companies Without Dividends(4)	12.31	10,415	55.6	12.49	10.65	11.75	4.83	23.13	23.13	0.09	0.21	6.70	6.64	44.52
Equity/Assets <6%(1)	16.98	5,899	36.4	22.68	13.15	16.70	1.68	-4.87	-8.46	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(8)	29.93	51,617	681.0	33.58	23.04	29.33	1.84	15.65	14.44	0.76	0.57	10.92	9.96	120.52
Equity/Assets >12%(13)	17.32	11,092	71.3	18.86	13.70	17.19	1.76	20.79	19.65	0.28	0.31	8.06	7.86	46.40
Holding Company Structure(19)	21.79	22,329	242.4	24.32	17.54	21.56	1.39	12.06	10.59	0.39	0.39	9.13	8.64	79.73
Assets Over $1 Billion(5)	36.00	84,537	1,101.6	38.42	26.58	34.90	3.11	26.54	21.74	0.65	0.37	11.11	10.19	102.47
Assets $500 Million-$1 Billion(6)	16.15	14,678	94.8	17.48	12.17	15.60	3.74	24.01	23.55	0.24	0.26	7.38	7.21	60.75
Assets $250-$500 Million(9)	19.29	5,120	32.5	23.16	16.35	19.53	0.14	3.31	2.91	0.48	0.49	9.12	8.54	82.26
Assets less than $250 Million(2)	15.50	3,102	20.9	15.58	11.25	15.50	0.00	42.03	43.19	0.43	0.42	8.53	8.53	38.63
Goodwill Companies(11)	20.17	20,885	233.5	22.44	14.99	19.79	1.73	20.41	18.67	0.50	0.39	8.74	7.76	82.70
Non-Goodwill Companies(11)	23.60	30,300	349.4	26.34	19.15	23.38	1.84	15.10	14.30	0.40	0.40	9.34	9.34	71.34
MHC Institutions(22)	21.89	25,592	291.4	24.39	17.07	21.58	1.78	17.76	16.48	0.45	0.39	9.04	8.55	77.02
MHC Converted Last 3 Months(4)	12.31	10,415	55.6	12.49	10.65	11.75	4.83	23.13	23.13	0.09	0.21	6.70	6.64	44.52

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	40.95	74,960	3,069.6	42.55	33.26	39.97	2.45	8.88	10.08	2.89	2.88	18.49	16.02	303.83
BBX	BankAtlantic Bancorp of FL	18.62	59,874	1,114.9	19.75	13.70	18.38	1.31	-1.90	-2.00	1.19	1.38	7.67	6.22	94.84
CFB	Commercial Federal Corp. of NE	29.06	39,353	1,143.6	29.53	24.22	28.82	0.83	7.55	8.80	2.01	1.92	19.51	15.04	290.11
DSL	Downey Financial Corp. of CA	56.92	27,854	1,585.4	58.35	46.40	56.00	1.64	17.48	15.46	3.05	2.72	34.67	34.55	561.48
FED	FirstFed Financial Corp. of CA	52.05	16,433	855.3	52.85	38.16	50.88	2.30	7.30	19.66	3.93	3.71	27.88	27.53	391.81
FBC	Flagstar Bancorp, Inc. of MI	21.94	61,338	1,345.8	28.11	18.00	22.44	-2.23	-3.77	2.43	2.52	1.60	11.92	11.92	208.40
NDE	IndyMac Bancorp, Inc. of CA	32.61	61,920	2,019.2	38.10	27.20	32.17	1.37	8.88	9.47	2.85	-1.44	19.64	18.35	260.66
NYB	New York Community Bcrp of NY*	19.35	265,090	5,129.5	35.57	17.59	19.26	0.47	-33.23	-32.20	1.45	1.94	11.87	4.17	89.12
PFB	PFF Bancorp, Inc. of Pomona CA	44.09	16,702	736.4	45.00	33.93	43.49	1.38	18.39	21.53	2.75	2.49	19.78	19.71	238.57
PFS	Provident Fin. Serv. Inc of NJ*	19.35	74,851	1,448.4	21.55	15.91	18.93	2.22	-6.11	2.38	0.54	0.51	15.16	9.30	87.37
SOV	Sovereign Bancorp, Inc. of PA	22.07	348,608	7,693.8	24.75	19.31	21.99	0.36	-3.07	-7.07	1.23	1.17	13.81	6.91	159.94
WES	Westcorp of Irvine CA	42.77	51,873	2,218.6	46.80	35.07	42.04	1.74	15.35	17.02	3.69	3.69	24.77	24.76	295.95
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	36.20	5,874	212.6	39.20	32.46	36.96	-2.06	6.94	0.00	1.86	1.78	21.87	20.89	223.10
BFD	BostonFed Bancorp, Inc. of MA(8)	44.13	4,740	209.2	44.51	29.20	44.12	0.02	35.99	26.45	0.75	-0.35	20.82	17.34	355.12
CNY	Carver Bancorp, Inc. of NY	19.07	2,295	43.8	26.50	17.85	18.80	1.44	-16.72	-24.92	1.51	2.43	18.74	18.74	252.91
EFC	EFC Bancorp, Inc of Elgin IL	25.51	4,690	119.6	28.49	21.61	25.80	-1.12	13.08	6.74	1.38	1.39	17.74	17.74	213.01
FDT	Federal Trust Corp of FL	10.15	8,062	81.8	10.75	6.90	10.16	-0.10	28.48	26.88	0.41	0.37	4.82	4.82	67.70
GOV	Gouverneur Bcp MHC of NY(42.5)	16.25	2,283	15.8	16.25	11.50	16.25	0.00	36.55	38.89	0.36	0.35	7.82	7.82	42.94
SZB	SouthFirst Bancshares of AL	15.50	719	11.1	18.75	14.85	14.85	4.38	-7.46	-10.40	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	41.25	2,271	93.7	41.75	34.10	40.25	2.48	13.95	13.70	2.61	2.54	26.55	24.78	287.55
WSB	Washington SB, FSB of Bowie MD	13.40	7,346	98.4	13.60	8.75	13.01	3.00	38.00	44.86	1.21	0.94	6.64	6.64	70.99
WFD	*Westfield Finl MHC of MA(46.5)**	*25.80*	*9,976*	*125.8*	*25.86*	*16.81*	*24.97*	*3.32*	*7.72*	*8.59*	*0.63*	*0.56*	*11.69*	*11.69*	*79.61*
WFI	Winton Financial Corp. of OH(8)	22.48	4,746	106.7	22.48	12.70	22.19	1.31	68.39	70.82	1.00	0.89	10.20	10.19	116.28
WRO	Woronoco Bancorp, Inc. of MA	35.15	3,668	128.9	40.50	27.75	35.95	-2.23	15.63	-3.03	1.56	1.50	22.16	21.28	244.95
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	18.86	1,223	23.1	25.00	17.32	19.50	-3.28	-14.27	-17.17	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.50	981	14.2	19.36	13.12	14.50	0.00	-10.44	1.05	0.98	1.04	13.41	13.41	157.36
ASBP	ASB Financial Corp. of OH	21.12	1,661	35.1	29.24	21.05	22.00	-4.00	-12.00	-6.38	1.21	1.22	10.49	10.49	100.16
AABC	Access Anytime Bancorp of NM	14.00	1,476	20.7	14.74	13.00	14.00	0.00	4.40	-1.48	0.72	0.25	13.22	8.68	192.81
AFBC	Advance Fin. Bancorp of WV(8)	25.81	1,398	36.1	26.75	17.00	25.82	-0.04	35.20	41.58	1.78	1.45	15.54	11.09	229.71
ALLB	Alliance Bank MHC of PA (20.0)	30.50	3,441	21.0	40.50	26.45	30.50	0.00	1.67	8.93	0.69	0.69	10.42	10.42	110.95
ASBI	Ameriana Bancorp of IN	15.12	3,150	47.6	18.00	14.07	15.10	0.13	0.80	4.28	0.61	0.54	12.42	12.24	137.79
ABCW	Anchor BanCorp Wisconsin of WI	28.85	23,029	664.4	29.40	23.94	28.15	2.49	13.72	15.86	1.88	1.24	13.74	12.84	169.97
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.15	14,548	82.3	14.35	11.37	13.42	5.44	41.50	41.50	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	19.21	1,681	32.3	20.90	16.48	20.10	-4.43	1.75	-1.74	1.09	1.41	16.20	16.20	109.85
BCSB	BCSB Bankcorp MHC of MD (36.4)	16.98	5,899	36.4	22.68	13.15	16.70	1.68	-4.87	-8.46	0.11	0.10	6.84	6.38	127.13
BFCF	BFC Financial Corp. of FL(8)	11.68	21,293	248.7	14.00	8.45	11.07	5.51	38.22	30.94	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	12.22	78,410	958.2	12.60	9.65	12.10	0.99	5.25	7.29	0.34	0.34	9.24	8.51	40.49
BKUNA	BankUnited Fin. Corp. of FL	29.98	30,059	901.2	31.98	24.18	30.50	-1.70	18.45	16.25	1.67	1.63	16.19	15.24	289.78
BRBI	Blue River Bancshares of IN	5.35	3,406	18.2	7.00	5.15	5.37	-0.37	-4.46	-14.26	0.06	0.05	4.77	3.73	62.73
BYFC	Broadway Financial Corp. of CA	12.60	1,519	19.1	15.00	11.01	13.17	-4.33	-7.69	-3.08	1.09	0.99	8.68	8.68	175.94
BRKL	Brookline Bancorp, Inc. of MA*	15.98	58,825	940.0	16.25	13.75	15.70	1.78	6.53	4.17	0.29	0.25	9.95	9.95	27.93
CITZ	CFS Bancorp, Inc of Munster IN	13.80	12,310	169.9	15.20	12.44	13.54	1.92	-2.54	-6.76	-0.05	-0.11	12.38	12.26	116.16
CKFB	CKF Bancorp of Danville KY	18.00	1,466	26.4	20.00	15.01	17.99	0.06	13.35	7.46	1.20	1.20	10.95	10.20	104.39
CAFI	Camco Fin Corp of Cambridge OH	15.30	7,641	116.9	18.00	12.63	15.17	0.86	-12.92	-11.71	0.60	0.50	12.70	11.78	148.42
CFFN	Capitol Fd Fn MHC of KS (29.2)	35.59	73,991	765.1	39.58	29.27	34.26	3.88	2.36	-1.33	-1.44	-1.44	11.25	11.25	115.43
CEBK	Central Bncrp of Somerville MA*	30.85	1,589	49.0	38.00	26.00	31.78	-2.93	-13.87	-15.50	1.32	1.14	26.83	25.43	319.91
GCFC	Central Federal Corp. of OH	12.50	2,062	25.8	18.00	10.95	11.20	11.61	-16.94	-22.31	-0.90	-0.95	9.05	9.05	62.54
CHFN	Charter Fincl MHC of GA (18.4)	39.91	19,650	142.5	41.00	31.17	38.85	2.73	19.49	5.03	0.39	0.27	13.28	12.98	54.34
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.50	9,919	51.3	13.75	10.17	11.28	1.95	15.00	15.00	0.08	0.21	7.77	7.77	27.74
CTZN	Citizens First Bancorp of MI	25.65	8,271	212.2	26.00	20.53	24.10	6.43	7.50	12.50	1.08	1.04	19.56	17.90	163.11
CFSB	Citizens First Fin Corp. of IL(8)	32.60	1,499	48.9	33.49	20.00	32.55	0.15	19.63	27.84	1.13	1.00	22.82	22.82	218.21
CSBC	Citizens South Banking of NC	12.95	7,452	96.5	14.80	12.40	12.95	0.00	-11.90	-7.17	0.40	0.28	9.63	8.61	67.17
CSBK	Clifton Svg Bp MHC of NJ(45.0)	12.62	30,530	173.4	14.25	10.50	11.58	8.98	26.20	26.20	0.14	0.14	6.61	6.61	25.37
CFCP	Coastal Fin. Corp. of SC	15.11	15,893	240.1	15.82	11.82	14.50	4.21	7.85	3.49	0.87	0.83	4.92	4.92	80.53
CCBI	Commercial Capital Bcrp of CA	23.00	54,362	1,250.3	24.99	14.70	23.00	0.00	52.52	43.21	0.78	0.75	11.20	4.51	91.36
CFFC	Community Fin. Corp. of VA	21.99	2,079	45.7	24.70	18.20	21.28	3.34	16.29	11.34	1.72	1.72	14.45	14.44	175.63
CIBI	Community Inv. Bncp, Inc of OH	14.77	1,079	15.9	17.00	13.00	14.70	0.48	6.64	-1.34	0.78	0.73	12.38	12.38	113.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
DCOM	Dime Community Bancshars of NY*	17.87	37,350	667.4	21.51	15.52	17.19	3.96	-13.46	-12.87	1.23	1.18	7.51	6.01	91.44
ESBF	ESB Financial Corp. of PA	15.00	10,710	160.7	16.73	10.63	15.45	-2.91	-7.41	-6.83	0.91	0.84	9.13	8.43	129.66
ESBK	Elmira Svgs Bank, FSB of NY*	30.70	986	30.3	33.35	26.86	30.30	1.32	10.75	8.06	2.61	2.11	22.28	21.79	322.05
FFDF	FFD Financial Corp of Dover OH	15.25	1,188	18.1	16.50	13.00	15.35	-0.65	1.19	3.39	0.58	0.38	14.09	14.09	114.39
FFLC	FFLC Bancorp of Leesburg FL	32.11	5,405	173.6	35.00	24.26	32.99	-2.67	8.85	11.69	1.76	1.69	15.28	15.28	192.36
FFWC	FFW Corporation of Wabash IN	23.50	1,285	30.2	26.12	20.14	23.50	0.00	4.68	6.82	1.90	1.81	18.49	17.74	191.37
FMCO	FMS Fin Corp. of Burlington NJ	18.00	6,501	117.0	20.50	15.15	17.98	0.11	-4.76	0.00	1.36	1.32	10.57	10.14	189.40
FSBI	Fidelity Bancorp, Inc. of PA	23.75	2,673	63.5	24.35	19.75	24.00	-1.04	8.20	1.11	1.62	1.45	15.74	14.67	234.84
FFFL	Fidelity Bankshares, Inc of FL	40.46	15,132	612.2	43.05	27.66	41.30	-2.03	44.81	28.85	1.39	1.46	13.36	13.19	227.63
FFED	Fidelity Fed. Bancorp of IN(8)	1.77	11,000	19.5	2.55	1.32	1.76	0.57	7.27	12.03	0.03	0.01	1.47	1.47	18.35
FBTC	First BancTrust Corp of IL	12.25	2,500	30.6	13.75	11.05	12.25	0.00	-1.84	0.99	0.52	0.42	10.89	10.89	89.87
FBEI	First Bancorp of Indiana of IN	19.70	1,609	31.7	23.40	19.05	19.90	-1.01	-4.46	-1.84	0.19	-0.07	18.00	16.75	164.12
FBSI	First Bancshares, Inc. of MO	19.70	1,614	31.8	22.15	18.25	19.70	0.00	-3.24	-6.19	1.92	1.85	17.60	17.31	162.19
FCAP	First Capital, Inc. of IN	21.00	2,816	59.1	25.00	19.55	20.80	0.96	1.06	0.00	1.23	1.22	15.97	13.86	150.65
FCFL	First Community Bk Corp of FL	24.55	2,115	51.9	26.19	14.30	24.50	0.20	58.39	60.46	0.90	0.86	10.94	10.74	106.85
FDEF	First Defiance Fin. Corp of OH	27.47	6,286	172.7	29.00	22.01	27.48	-0.04	-1.89	6.06	1.61	1.41	19.95	16.94	175.37
FFFS	First Fed Serv MHC of IL(45.0)	14.75	3,920	26.0	14.90	11.00	14.75	0.00	47.50	47.50	0.49	0.49	9.24	9.24	34.31
FFBH	First Fed. Bancshares of AR	21.78	5,134	111.8	22.17	18.00	22.00	-1.00	13.67	6.24	1.46	1.38	14.58	14.58	141.48
FFBI	First Federal Bancshares of IL	23.01	1,317	30.3	36.00	20.10	23.01	0.00	-33.84	-34.63	1.35	1.10	18.00	16.79	239.00
FFSX	First Federal Bankshares of IA	23.48	3,700	86.9	25.24	20.00	23.10	1.65	-3.53	-4.79	1.69	1.81	19.59	14.55	154.16
FFBZ	First Federal Bncrp, Inc of OH(8)	13.20	3,386	44.7	15.00	8.06	13.20	0.00	47.98	45.53	0.49	0.44	6.98	6.98	76.31
FFCH	First Fin. Holdings Inc. of SC	32.07	12,303	394.6	33.14	25.75	31.45	1.97	-0.40	2.56	2.00	1.87	13.43	11.60	198.51
FFHS	First Franklin Corp. of OH	19.50	1,646	32.1	22.00	16.41	20.80	-6.25	9.80	8.51	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	22.99	1,926	44.3	29.00	21.40	22.99	0.00	-16.25	-15.79	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	25.90	2,491	64.5	26.00	20.26	25.49	1.61	17.14	19.91	1.70	1.92	17.99	16.63	304.11
FMSB	First Mutual Bncshrs Inc of WA*	25.00	5,285	132.1	26.45	20.45	24.70	1.21	12.16	12.26	1.71	1.51	10.97	10.97	186.03
FNFG	First Niagara Fin. Group of NY*	14.25	83,551	1,190.6	15.78	11.49	13.97	2.00	-4.68	-4.81	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	17.30	1,385	24.0	20.70	16.51	19.01	-9.00	-1.14	-2.54	0.75	0.63	11.12	11.12	70.23
FPTB	First PacTrust Bancorp of CA	26.30	4,645	122.2	27.90	19.53	26.11	0.73	21.03	17.83	1.10	1.09	16.87	16.87	145.22
FPFC	First Place Fin. Corp. of OH	21.80	14,986	326.7	21.95	16.44	20.52	6.24	17.33	11.62	0.96	0.79	15.07	10.18	152.16
FBNW	FirstBank NW Corp. of WA	29.24	2,962	86.6	31.05	24.50	29.25	-0.03	-3.78	-3.66	2.05	1.71	23.69	16.89	248.24
FFIC	Flushing Fin. Corp. of NY*	20.73	19,183	397.7	21.44	16.35	20.32	2.02	12.72	13.40	1.22	1.21	8.16	7.95	106.24
FKKY	Frankfort First Bancorp of KY(8)	24.99	1,267	31.7	26.36	20.00	24.28	2.92	19.91	20.14	0.75	0.75	13.82	13.82	109.01
FBTX	Franklin Bank Corp of TX	18.10	21,225	384.2	20.70	14.33	17.43	3.84	24.83	-4.74	0.75	0.62	12.33	9.50	155.88
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	20.25	1,147	23.2	25.98	19.00	20.25	0.00	4.54	-7.49	1.30	1.36	16.48	16.48	198.72
GSLA	GS Financial Corp. of LA	18.83	1,150	21.7	20.00	17.73	18.83	0.00	0.11	-3.14	0.53	0.65	25.15	25.15	180.17
GTPS	Great American Bancorp of IL	25.50	735	18.7	36.75	23.00	26.75	-4.67	-26.09	-27.16	1.68	1.67	23.59	22.93	212.94
PEDE	Great Pee Dee Bancorp of SC	15.25	1,814	27.7	18.00	14.99	15.25	0.00	-15.56	-13.35	0.69	0.63	14.36	13.78	86.19
GAFC	Greater Atlant. Fin Corp of VA	6.49	3,014	19.6	8.25	5.70	6.50	-0.15	-18.16	-20.37	-0.04	-3.12	6.38	5.95	167.36
GCBC	Green Co Bcrp MHC of NY (43.9)	32.90	2,056	29.7	36.00	28.16	32.90	0.00	-0.48	-0.90	1.47	1.49	15.06	15.06	138.46
HFFC	HF Financial Corp. of SD	18.93	3,545	67.1	18.99	14.05	18.07	4.76	16.92	15.78	1.51	1.33	15.02	13.63	241.81
HMNF	HMN Financial, Inc. of MN	31.00	4,437	137.5	31.34	22.98	31.20	-0.64	25.97	27.62	2.10	1.81	18.66	17.72	215.31
HARB	Harbor Florida Bancshrs of FL	34.48	23,789	820.2	34.79	26.02	32.93	4.71	13.05	15.94	1.72	1.60	12.05	11.88	110.43
HARL	Harleysville Svgs Fin Cp of PA	29.90	2,299	68.7	34.50	25.75	29.50	1.36	2.05	0.00	2.11	2.02	19.27	19.27	312.41
HWFG	Harrington West Fncl Grp of CA	17.59	5,279	92.9	19.70	13.16	17.55	0.23	28.11	27.19	1.52	1.43	9.53	8.59	205.05
HIFS	Hingham Inst. for Sav. of MA*	42.41	2,081	88.3	44.97	39.00	40.75	4.07	2.19	2.09	2.78	2.76	21.04	21.04	254.29
HCFC	Home City Fin. Corp. of OH	15.19	824	12.5	18.25	14.55	15.19	0.00	-12.04	-11.94	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	6.00	1,356	8.1	6.40	4.79	5.68	5.63	0.50	-4.91	0.27	0.35	5.26	5.26	46.77
HLFC	Home Loan Financial Corp of OH	21.00	1,689	35.5	21.40	18.25	20.15	4.22	6.33	9.09	1.01	0.93	13.40	13.40	94.95
HFBC	HopFed Bancorp, Inc. of KY	17.00	3,639	61.9	18.50	16.03	17.08	-0.47	-2.63	-1.39	1.10	1.01	13.47	11.95	157.48
HRZB	Horizon Financial Corp. of WA*	20.20	10,168	205.4	22.56	16.73	19.11	5.70	13.23	15.36	1.26	1.12	10.54	10.49	87.38
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	39.49	186,013	2,550.3	40.38	31.40	37.91	4.17	10.46	3.43	1.23	1.19	7.29	7.29	103.87
HRBT	Hudson River Bancorp Inc of NY(8)	19.95	30,446	607.4	21.44	16.44	19.59	1.84	13.93	2.20	1.08	1.11	9.69	7.39	83.40
ICBC	Independence Comm Bnk Cp of NY	40.57	84,544	3,430.0	41.58	34.30	40.15	1.05	10.36	12.79	2.32	2.30	26.54	12.03	208.55
IFSB	Independence FSB of DC	11.43	1,552	17.7	25.49	10.76	11.71	-2.39	-42.85	-50.86	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(46.8)	17.90	1,953	16.3	20.00	13.20	17.90	0.00	10.09	6.17	0.41	0.36	10.62	9.07	132.98
JFBI	Jefferson Bancshares Inc of TN	13.39	8,072	108.1	15.00	11.30	13.22	1.29	-10.67	-2.97	0.49	0.49	11.26	11.26	38.21
KFED	K-Fed Bancorp of CA MHC (39.1)	15.25	14,549	86.7	15.62	10.47	15.05	1.33	52.50	52.50	0.30	0.28	6.23	5.92	41.69
KNBT	KNBT Bancorp, Inc. of PA	17.11	30,625	524.0	17.99	14.17	17.07	0.23	1.42	-2.67	-0.01	0.46	12.60	11.14	74.85
LSBX	LSB Corp of No. Andover MA*	19.20	4,320	82.9	20.81	15.00	19.08	0.63	10.28	10.92	1.42	2.03	13.31	13.31	115.97
LSBI	LSB Fin. Corp. of Lafayette IN	26.50	1,435	38.0	27.62	20.95	25.85	2.51	-0.64	1.18	1.95	1.72	20.61	20.61	244.93
LARL	Laurel Capital Group Inc of PA	25.00	1,929	48.2	26.20	19.39	25.29	-1.15	22.85	1.01	0.87	0.86	14.06	12.16	155.20
LNCB	Lincoln Bancorp of IN	19.65	5,341	105.0	21.52	16.12	19.19	2.40	2.77	-1.50	0.70	0.71	18.96	13.72	155.19
MAFB	MAF Bancorp, Inc. of IL	44.83	32,650	1,463.7	45.15	39.27	44.30	1.20	2.56	6.99	3.08	2.89	28.60	20.21	285.48
MFBC	MFB Corp. of Mishawaka IN	30.00	1,329	39.9	35.00	27.56	30.00	0.00	-4.88	-1.51	2.02	1.30	26.87	26.87	322.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
MASB	MassBank Corp. of Reading MA*	37.50	4,401	165.0	44.27	32.05	38.41	-2.37	-8.49	-12.81	1.66	1.42	25.13	24.88	222.23
MTXC	Matrix Bancorp, Inc. of CO	12.25	6,520	79.9	13.91	8.91	12.25	0.00	34.91	32.43	2.04	3.91	12.59	12.59	287.93
MFLR	Mayflower Co-Op. Bank of MA*	17.60	2,051	36.1	21.00	14.50	18.23	-3.46	19.40	17.26	0.91	0.82	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	13.87	2,710	37.6	16.39	12.57	13.61	1.91	-13.26	-13.90	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.65	4,782	113.1	26.20	20.94	23.50	0.64	-8.62	-5.81	1.49	1.36	18.76	18.58	173.60
MYST	Mystic Financial, Inc. of MA(8)*	40.75	1,566	63.8	41.66	27.56	40.94	-0.46	47.91	34.80	1.05	0.82	17.72	17.72	280.60
NASB	NASB Fin, Inc. of Grandview MO	40.05	8,458	338.7	44.50	34.27	38.64	3.65	-0.74	-4.44	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.73	2,083	59.8	35.67	27.61	28.90	-0.59	-6.63	-15.13	2.47	2.32	20.61	14.79	286.15
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.00	7,604	37.6	11.25	10.26	10.67	3.09	10.00	10.00	-0.13	0.17	6.73	6.70	43.35
NTBK	NetBank, Inc. of Alpharetta GA	10.08	46,747	471.2	14.83	8.99	10.02	0.60	-23.69	-24.49	0.53	-1.27	9.36	7.67	96.01
NABC	NewAlliance Bancshares of CT	14.78	114,159	1,687.3	15.72	12.92	14.19	4.16	47.80	47.80	-0.04	0.29	12.40	8.21	55.05
NMIL	Newmil Bancorp, Inc. of CT*	29.40	4,200	123.5	29.85	26.36	29.04	1.24	10.32	1.20	1.95	1.90	13.11	11.13	173.91
FFFD	North Central Bancshares of IA	38.50	1,547	59.6	39.25	34.90	37.50	2.67	-0.36	4.51	3.50	3.50	26.82	23.61	293.12
NEIB	Northeast Indiana Bncrp of IN	21.90	1,425	31.2	23.20	19.95	21.90	0.00	6.62	4.09	1.18	1.12	18.23	18.23	160.48
NEPF	Northeast PA Fin. Corp of PA	16.90	3,976	67.2	20.00	16.25	16.72	1.08	-13.33	-12.02	1.28	1.15	14.70	12.09	210.26
NWSB	Northwest Bcrp MHC of PA(41.4)	25.39	49,330	504.0	26.67	19.81	24.81	2.34	17.55	18.98	1.06	1.03	11.07	7.98	126.20
OCFC	OceanFirst Fin. Corp of NJ	24.91	13,131	327.1	28.00	21.30	24.70	0.85	-6.14	-8.25	1.32	0.82	10.42	10.32	144.04
ONFC	Oneida Fincl MHC of NY (42.4)	11.55	7,489	36.7	17.65	8.74	11.98	-3.59	-26.29	-21.64	0.44	0.38	6.91	5.13	57.05
PBNC	PFS Bancorp Inc. of Aurora IN	15.21	1,473	22.4	24.26	14.77	15.74	-3.37	-25.00	-22.60	0.58	0.58	18.43	18.43	84.71
PHSB	PHSB Financial Corp. of PA(8)	26.85	2,903	77.9	27.00	17.60	26.82	0.11	34.18	24.88	1.04	0.50	15.96	15.96	116.25
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	12.00	6,943	38.6	12.25	10.25	11.00	9.09	20.00	20.00	0.24	0.23	7.20	7.20	44.00
PVFC	PVF Capital Corp. of Solon OH	14.33	7,031	100.8	16.34	11.65	13.80	3.84	4.75	-2.18	0.75	0.52	9.09	9.09	110.10
PPBI	Pacific Premier Bncrp of CA(8)	13.86	5,259	72.9	15.25	9.13	12.24	13.24	53.66	24.98	1.17	1.35	8.13	8.13	92.82
PBCI	Pamrapo Bancorp, Inc. of NJ	23.68	4,975	117.8	29.60	19.45	23.51	0.72	-5.66	-6.59	1.65	1.65	10.89	10.89	129.83
PFED	Park Bancorp of Chicago IL	31.36	1,144	35.9	35.05	28.32	30.70	2.15	9.57	7.91	2.22	2.09	26.74	26.74	236.17
PVSA	Parkvale Financial Corp of PA	31.50	5,581	175.8	33.20	25.21	31.55	-0.16	13.31	17.32	1.83	1.76	19.03	17.05	287.09
PRTR	Partners Trust Fin. Grp. of NY	11.10	49,032	544.3	21.27	9.35	11.01	0.82	-23.71	-36.32	0.23	0.29	10.94	5.30	74.67
PBHC	Pathfinder BC MHC of NY (35.3)*	18.03	2,448	15.6	21.00	14.77	17.70	1.86	0.73	-2.33	0.62	0.43	8.97	7.12	123.79
PFSB	PennFed Fin. Services of NJ	17.08	13,778	235.3	18.48	13.90	16.68	2.40	7.02	1.97	0.91	0.90	8.92	8.85	142.42
PFDC	Peoples Bancorp of Auburn IN	21.00	3,371	70.8	28.00	21.00	21.95	-4.33	-16.00	-12.50	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	39.62	93,700	1,546.2	44.48	21.27	38.67	2.46	82.83	82.58	2.02	0.78	12.64	11.46	112.50
PCBI	Peoples Community Bcrp. of OH	23.56	3,899	91.9	24.50	19.83	23.48	0.34	7.09	4.71	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.75	1,433	22.6	18.50	14.09	14.80	6.42	11.70	-0.82	0.68	0.68	12.16	12.16	94.75
PFSL	Pocahontas Bancorp, Inc. of AR	14.93	4,571	68.2	18.11	13.65	15.22	-1.91	4.11	-6.34	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	13.16	39,655	521.9	13.25	9.77	12.70	3.62	22.53	24.15	0.28	0.33	8.82	7.02	46.05
PROV	Provident Fin. Holdings of CA	29.21	6,993	204.3	29.58	22.00	29.11	0.34	30.81	20.80	2.41	0.75	16.03	16.01	206.83
PULB	Pulaski Fin Cp of St. Louis MO	19.75	5,485	108.3	20.44	14.40	19.75	0.00	23.51	17.00	1.07	0.47	7.47	7.37	116.19
RPFG	Ranier Pacific Fin Group of WA	17.89	8,102	144.9	18.35	15.22	17.78	0.62	9.75	12.37	-0.23	-0.23	12.96	12.94	92.31
RIVR	River Valley Bancorp of IN	23.50	1,608	37.8	30.25	20.50	22.29	5.43	1.38	-20.15	1.58	1.19	13.74	13.72	160.73
RVSB	Riverview Bancorp, Inc. of WA	21.64	4,800	103.9	22.30	19.26	21.32	1.50	0.00	1.79	1.51	1.53	14.10	12.05	109.47
ROME	Rome Bncp Inc MHC of NY (38.5)*	28.25	4,227	46.0	36.00	25.15	31.80	-11.16	-0.88	-9.05	0.50	0.44	8.42	8.42	62.03
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.10	12,564	63.9	12.10	10.70	11.90	1.68	21.00	21.00	-0.10	0.20	6.36	6.33	47.45
SVBI	Severn Bancorp, Inc. of MD	38.51	4,159	160.2	38.74	26.05	35.19	9.43	24.63	20.53	2.94	2.90	13.76	13.68	165.65
SFFS	Sound Fed Bancorp, Inc. of NY	15.20	12,578	191.2	17.35	12.51	15.05	1.00	-9.79	-2.50	0.49	0.50	10.29	9.18	76.75
SSFC	South Street Fin. Corp. of NC*	10.01	3,059	30.6	10.80	9.13	9.50	5.37	-5.48	-4.12	0.28	0.28	8.46	8.46	70.35
STSA	Sterling Financial Corp of WA	39.86	22,791	908.4	40.59	28.55	38.94	2.36	32.47	28.13	2.18	2.10	19.62	13.86	295.44
STBI	Sturgis Bancorp, Inc. of MI	14.82	2,730	40.5	15.87	12.26	15.00	-1.20	7.78	4.44	0.76	0.55	10.34	8.43	115.06
SYNF	Synergy Financial Group of NJ	11.39	12,452	141.8	11.50	9.00	11.07	2.89	9.00	13.33	0.32	0.32	8.49	8.43	67.28
THRD	TF Fin. Corp. of Newtown PA	32.95	2,908	95.8	35.47	26.30	32.56	1.20	-3.63	-3.65	2.23	2.23	20.01	18.43	216.46
TONE	TierOne Corp. of Lincoln NE	24.94	18,286	456.1	25.88	19.77	23.46	6.31	5.01	8.62	1.25	1.22	14.76	11.63	156.13
TSBK	Timberland Bancorp, Inc. of WA	24.75	3,882	96.1	25.00	21.00	24.80	-0.20	1.39	9.08	1.44	1.37	18.76	18.76	118.60
TRST	TrustCo Bank Corp NY of NY	13.99	74,143	1,037.3	14.25	11.80	13.55	3.25	-1.48	6.39	0.75	0.65	3.02	3.02	38.27
UCBC	Union Community Bancorp of IN	18.75	1,935	36.3	19.60	16.53	18.65	0.54	8.70	7.39	0.92	0.92	17.19	15.77	133.21
UCFC	United Community Fin. of OH	11.41	31,177	355.7	13.99	10.43	11.00	3.73	2.06	0.00	0.51	0.40	7.86	6.68	71.34
UPFC	United PanAm Fin. Corp of CA	19.85	16,164	320.9	21.00	14.20	19.50	1.79	8.83	18.93	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	20.71	1,197	24.8	20.71	15.75	18.25	13.48	12.86	28.00	1.72	1.66	14.92	14.30	102.57
WSFS	WSFS Financial Corp. of DE*	61.67	7,036	433.9	61.88	43.07	58.63	5.19	42.23	37.50	3.64	3.49	26.91	26.76	346.24
WVFC	WVS Financial Corp. of PA	17.27	2,446	42.2	19.98	16.00	17.75	-2.70	-0.75	-1.31	0.94	0.94	11.94	11.94	177.28
WFSL	Washington Federal, Inc. of WA	26.85	78,680	2,112.6	27.18	22.13	26.47	1.44	3.83	4.07	1.68	1.73	14.24	13.49	91.12
WAYN	Wayne Savings Bancshares of OH	16.78	3,692	62.0	21.00	14.79	16.50	1.70	7.77	-6.78	0.66	0.63	11.39	10.99	104.67
WYPT	Waypoint Financial Corp of PA(8)	27.78	33,456	929.4	28.35	21.00	27.79	-0.04	26.50	28.08	1.03	0.88	12.65	12.02	159.97
WEFC	Wells Fin. Corp. of Wells MN	33.00	1,163	38.4	34.79	22.16	33.24	-0.72	5.60	10.00	1.74	0.97	24.87	24.87	199.89
WGBC	Willow Grove Bancorp Inc of PA	18.09	9,750	176.4	18.78	14.85	18.06	0.17	6.47	1.86	0.65	0.59	10.71	10.62	100.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(144)	10.05	9.17	0.79	8.69	5.08	0.68	7.28	0.62	174.96	0.99	18.10	153.30	15.00	168.74	19.60	0.46	2.07	34.17
BIF-Insured Thrifts(19)	11.78	10.51	1.04	10.44	5.43	1.04	10.34	0.13	508.45	1.03	17.73	178.62	20.04	193.61	18.57	0.52	2.29	39.13
NYSE Traded Companies(12)	8.62	6.60	1.11	13.67	7.02	0.97	11.39	0.35	263.13	0.96	14.11	180.02	15.01	217.06	14.97	0.60	2.05	28.43
AMEX Traded Companies(10)	8.45	8.23	0.76	9.11	4.56	0.68	8.14	0.52	229.92	0.83	17.82	155.87	13.29	159.82	18.27	0.51	2.10	32.48
NASDAQ Listed OTC Companies(141)	10.53	9.65	0.79	8.45	4.98	0.71	7.28	0.59	202.88	1.01	18.46	154.20	15.81	168.45	19.98	0.45	2.10	35.69
California Companies(12)	7.75	6.99	1.04	13.58	6.79	0.78	10.07	0.19	430.66	1.31	16.30	188.80	14.66	190.73	18.26	0.45	1.50	22.03
Florida Companies(8)	7.97	7.64	0.99	12.14	4.80	0.98	12.11	0.28	262.82	0.82	21.86	237.44	19.09	248.91	22.30	0.27	0.94	20.33
Mid-Atlantic Companies(40)	9.67	8.19	0.84	9.73	4.70	0.78	7.97	0.31	240.18	1.07	17.52	165.86	16.24	191.67	18.78	0.45	2.04	38.11
Mid-West Companies(64)	10.49	9.74	0.74	7.55	5.25	0.64	6.46	0.92	106.65	0.91	18.41	137.06	14.04	149.50	20.30	0.51	2.44	39.71
New England Companies(13)	12.66	11.55	0.83	8.48	4.93	0.90	8.84	0.10	532.63	1.07	18.09	161.96	19.79	178.23	19.04	0.59	2.12	39.28
North-West Companies(8)	11.56	10.63	1.06	10.18	5.42	1.01	9.51	0.22	446.67	1.21	15.81	169.77	18.91	191.25	16.91	0.48	2.00	32.60
South-East Companies(14)	12.15	11.66	0.70	6.52	3.77	0.51	4.40	0.95	100.80	0.92	18.98	144.57	16.10	152.32	19.24	0.44	2.30	33.36
South-West Companies(3)	7.38	5.30	0.51	6.40	4.64	0.31	3.73	0.32	102.76	0.47	21.79	126.35	9.44	175.91	29.19	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.37	4.37	0.77	18.20	16.65	1.47	34.88	1.87	31.18	0.76	6.00	97.30	4.25	97.30	3.13	0.00	0.00	0.00
Thrift Strategy(153)	10.40	9.49	0.81	8.68	5.06	0.72	7.48	0.57	203.21	0.99	18.17	154.36	15.65	167.86	19.48	0.48	2.14	35.96
Mortgage Banker Strategy(7)	7.65	6.01	1.04	13.48	6.52	0.85	11.09	0.37	311.86	1.04	15.63	191.15	14.67	251.12	17.95	0.31	1.13	16.37
Real Estate Strategy(2)	8.26	8.26	0.72	8.45	5.23	0.50	5.86	1.45	40.14	0.70	19.11	157.65	13.02	157.65	27.56	0.30	2.09	40.00
Diversified Strategy(1)	7.77	7.73	1.12	13.59	5.90	1.08	13.03	0.20	495.41	1.60	16.94	229.17	17.81	230.46	17.67	0.24	0.39	6.59
Companies Issuing Dividends(149)	10.53	9.59	0.85	9.06	5.28	0.77	8.04	0.56	217.41	0.98	18.04	156.10	15.95	170.82	19.50	0.50	2.26	37.53
Companies Without Dividends(13)	6.91	6.13	0.44	6.99	3.20	0.21	2.85	0.55	112.72	1.20	18.25	159.82	11.32	181.66	18.93	0.00	0.00	0.00
Equity/Assets <6%(13)	5.21	5.05	0.69	12.63	7.33	0.51	8.71	0.43	215.20	0.76	14.50	172.74	9.26	178.38	16.45	0.32	1.42	21.19
Equity/Assets 6-12%(110)	8.71	8.09	0.84	9.77	5.44	0.72	8.30	0.60	198.27	1.01	17.51	163.51	14.24	178.47	19.06	0.50	2.07	32.72
Equity/Assets >12%(40)	15.81	13.84	0.80	5.55	3.66	0.81	5.65	0.49	241.43	1.01	21.53	133.05	21.05	150.80	22.24	0.43	2.35	48.30
Actively Traded Companies(13)	9.49	8.47	1.02	11.03	5.94	1.02	10.89	0.39	312.06	1.02	17.47	172.07	16.21	203.76	18.45	0.62	2.26	34.39
Market Value Below $20 Million(12)	8.65	8.39	0.20	2.14	1.54	-0.09	-3.39	0.99	63.41	0.72	18.32	111.91	9.62	116.50	16.46	0.26	1.73	30.76
Holding Company Structure(158)	10.33	9.37	0.82	8.92	5.23	0.74	7.76	0.57	209.27	1.00	18.17	155.91	15.66	171.67	19.58	0.47	2.10	34.94
Assets Over $1 Billion(59)	10.22	8.57	0.97	11.26	5.52	0.88	10.05	0.44	246.51	1.11	17.59	181.65	17.99	209.91	19.43	0.45	1.83	30.60
Assets $500 Million-$1 Billion(43)	9.10	8.45	0.85	9.66	5.70	0.75	7.93	0.42	277.90	0.96	17.82	157.30	14.13	169.18	18.78	0.50	2.08	37.68
Assets $250-$500 Million(30)	10.48	9.85	0.76	7.53	5.74	0.66	6.48	0.89	99.06	0.91	17.86	130.24	13.34	139.84	19.15	0.51	2.35	37.79
Assets less than $250 Million(31)	11.91	11.72	0.52	4.34	2.95	0.44	3.54	0.86	75.30	0.89	19.72	128.65	15.09	131.50	21.09	0.42	2.40	36.60
Goodwill Companies(110)	9.83	8.53	0.84	9.18	5.18	0.73	7.59	0.51	231.32	1.01	17.92	159.00	15.38	180.81	19.34	0.48	2.05	34.29
Non-Goodwill Companies(52)	11.05	11.05	0.76	8.33	5.04	0.70	7.84	0.70	152.08	0.95	17.97	150.07	15.76	150.07	19.38	0.44	2.20	34.97
Acquirors of FSLIC Cases(5)	9.37	8.86	0.36	3.51	0.80	0.17	1.25	0.69	89.48	0.80	18.47	145.41	14.05	156.83	19.90	0.48	1.98	29.99

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(16)	15.43	14.87	0.47	3.20	1.53	0.54	3.82	0.44	160.51	0.83	25.67	216.45	32.18	230.27	26.81	0.43	1.82	52.98
BIF-Insured Thrifts(6)	11.69	11.26	0.94	9.28	2.98	0.70	6.83	0.39	169.60	0.89	26.93	247.47	32.17	264.37	33.18	0.56	1.80	49.77
AMEX Traded Companies(2)	16.45	16.45	0.83	4.91	2.33	0.78	4.55	0.59	143.94	1.14	NM	214.25	35.13	214.25	NM	0.33	1.58	67.86
NASDAQ Listed OTC Companies(20)	14.20	13.63	0.57	4.86	1.88	0.57	4.65	0.41	165.39	0.82	26.21	224.84	31.88	240.93	28.08	0.48	1.84	48.81
California Companies(1)	14.94	14.20	0.73	4.85	1.97	0.68	4.53	0.01	0.00	0.47	NM	244.78	36.58	257.60	NM	0.20	1.31	66.67
Mid-Atlantic Companies(10)	11.86	11.12	0.75	7.19	2.70	0.71	6.72	0.55	160.24	0.79	26.75	232.35	29.07	256.45	27.58	0.47	2.07	59.12
Mid-West Companies(4)	18.17	17.88	0.21	0.17	0.57	0.31	0.47	0.34	141.68	0.64	30.10	198.14	32.18	205.34	30.10	0.70	2.73	65.16
New England Companies(5)	14.24	14.01	0.50	4.17	1.51	0.55	4.48	0.28	198.40	0.97	19.61	210.90	29.15	217.68	NM	0.31	0.90	40.31
South-East Companies(2)	19.75	19.27	0.79	4.33	1.76	0.55	3.00	0.64	103.70	1.43	NM	258.78	53.07	265.33	NM	0.50	1.25	0.00
Thrift Strategy(21)	14.56	14.06	0.54	4.27	1.77	0.58	4.54	0.43	160.36	0.84	27.31	219.36	32.03	233.02	28.08	0.43	1.76	51.27
Diversified Strategy(1)	11.24	10.19	1.71	17.25	5.10	0.66	6.66	0.33	218.02	0.99	19.61	313.45	35.22	345.72	NM	1.16	2.93	57.43
Companies Issuing Dividends(18)	14.26	13.65	0.68	5.72	2.21	0.61	4.84	0.44	161.92	0.85	26.21	233.13	33.17	250.64	28.08	0.57	2.22	61.15
Companies Without Dividends(4)	15.09	14.95	0.21	0.98	0.63	0.50	3.75	0.35	168.54	0.84	NM	184.35	27.71	186.30	NM	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.65	0.09	1.33	0.17	191.96	0.65	NM	248.25	13.36	266.14	NM	0.50	2.94	0.00
Equity/Assets 6-12%(8)	9.03	8.26	0.65	7.64	2.60	0.48	5.90	0.62	118.51	0.85	25.43	248.55	25.43	277.43	26.64	0.79	2.51	59.02
Equity/Assets >12%(13)	18.41	18.03	0.61	3.41	1.60	0.69	4.11	0.32	193.16	0.86	28.18	208.65	37.78	215.23	30.25	0.26	1.31	43.25
Holding Company Structure(19)	13.93	13.42	0.53	4.35	1.80	0.58	4.67	0.48	146.25	0.88	27.31	219.52	30.86	233.99	28.08	0.46	1.83	49.87
Assets Over $1 Billion(5)	12.24	11.43	0.67	7.30	1.86	0.41	4.82	0.31	110.55	0.82	25.22	289.92	39.53	321.93	28.92	1.08	2.97	54.83
Assets $500 Million-$1 Billion(6)	14.92	14.66	0.46	2.82	1.31	0.51	3.47	0.24	220.57	0.71	NM	218.65	31.71	224.95	NM	0.20	1.13	43.39
Assets $250-$500 Million(9)	13.45	12.80	0.51	4.65	2.17	0.61	5.07	0.58	151.80	0.98	25.90	206.83	26.57	222.36	26.24	0.34	1.65	49.72
Assets less than $250 Million(2)	22.57	22.57	1.19	5.82	2.77	1.18	5.76	0.49	176.77	0.68	30.10	183.72	40.42	183.72	30.10	0.27	1.75	64.68
Goodwill Companies(11)	12.37	11.33	0.55	5.02	2.09	0.50	4.60	0.50	132.09	1.01	24.72	222.16	28.23	249.94	27.52	0.40	1.71	51.45
Non-Goodwill Companies(11)	16.44	16.44	0.65	4.70	1.76	0.67	4.68	0.36	188.72	0.68	28.20	225.68	36.12	225.68	28.46	0.53	1.92	51.99
MHC Institutions(22)	14.41	13.89	0.60	4.86	1.92	0.59	4.64	0.42	163.24	0.85	26.21	223.84	32.18	238.39	28.08	0.47	1.82	51.74
MHC Converted Last 3 Months(4)	15.09	14.95	0.21	0.98	0.63	0.50	3.75	0.35	168.54	0.84	NM	184.35	27.71	186.30	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	ROE(5)	ROI(5)	Core Earnings ROA(5)	ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.09	5.27	0.96	15.43	7.06	0.96	15.38	0.13	274.46	0.65	14.17	221.47	13.48	255.62	14.22	1.00	2.44	34.60
BBX	BankAtlantic Bancorp of FL	8.09	6.56	1.38	15.78	6.39	1.60	18.30	0.23	378.51	1.15	15.65	242.76	19.63	299.36	13.49	0.14	0.75	11.76
CFB	Commercial Federal Corp. of NE	6.73	5.18	0.66	10.43	6.92	0.63	9.96	0.73	113.07	1.18	14.46	148.95	10.02	193.22	15.14	0.54	1.86	26.87
DSL	Downey Financial Corp. of CA	6.17	6.15	0.64	9.15	5.36	0.57	8.16	0.25	88.04	0.24	18.66	164.18	10.14	164.75	20.93	0.40	0.70	13.11
FED	FirstFed Financial Corp. of CA	7.12	7.03	1.22	14.63	7.55	1.15	13.81	0.02	NA	1.29	13.24	186.69	13.28	189.07	14.03	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.72	5.72	1.32	22.83	11.49	0.84	14.49	0.74	43.60	0.35	8.71	184.06	10.53	184.06	13.71	1.00	4.56	39.68
NDE	IndyMac Bancorp, Inc. of CA	7.53	7.04	1.09	14.51	8.74	-0.55	-7.33	0.76	43.05	0.50	11.44	166.04	12.51	177.71	NM	1.36	4.17	47.72
NYB	New York Community Bcrp of NY*	13.32	4.68	1.74	13.98	7.49	2.33	18.71	0.12	273.48	0.62	13.34	163.02	21.71	NM	9.97	1.00	5.17	68.97
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	1.28	14.53	6.24	1.16	13.16	NA	NA	0.92	16.03	222.90	18.48	223.69	17.71	0.80	1.81	29.09
PFS	Provident Fin. Serv. Inc of NJ*	17.35	10.64	0.86	4.57	2.79	0.81	4.31	0.08	683.40	0.90	NM	127.64	22.15	208.06	NM	0.24	1.24	44.44
SOV	Sovereign Bancorp, Inc. of PA	8.63	4.32	0.91	11.29	5.57	0.86	10.74	0.37	198.70	1.15	17.94	159.81	13.80	319.39	18.86	0.12	0.54	9.76
WES	Westcorp of Irvine CA	8.37	8.37	1.29	16.94	8.63	1.29	16.94	0.38	534.97	2.62	11.59	172.67	14.45	172.74	11.59	0.56	1.31	15.18
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.80	9.36	0.87	8.79	5.14	0.84	8.41	0.21	346.06	1.15	19.46	165.52	16.23	173.29	20.34	0.48	1.33	25.81
BFD	BostonFed Bancorp, Inc. of MA(8)	5.86	4.88	0.21	3.74	1.70	-0.10	-1.75	NA	NA	1.16	NM	211.96	12.43	254.50	NM	0.64	1.45	NM
CNY	Carver Bancorp, Inc. of NY	7.41	7.41	0.64	8.34	7.92	1.02	13.43	0.31	228.67	1.08	12.63	101.76	7.54	101.76	7.85	0.28	1.47	18.54
EFC	EFC Bancorp, Inc of Elgin IL	8.33	8.33	0.70	8.11	5.41	0.70	8.17	0.26	168.21	0.54	18.49	143.80	11.98	143.80	18.35	0.62	2.43	44.93
FDT	Federal Trust Corp of FL	7.12	7.12	0.67	11.29	4.04	0.61	10.19	0.79	81.83	0.74	24.76	210.58	14.99	210.58	27.43	0.12	1.18	29.27
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.22	0.85	4.51	0.86	84.36	0.95	NM	207.80	37.84	207.80	NM	0.26	1.60	72.22
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.81	-0.93	-11.08	0.76	78.71	0.92	NM	109.46	8.03	115.67	NM	0.60	3.87	NM
TSH	Teche Hlding Cp of N Iberia LA	9.23	8.62	1.02	10.19	6.33	0.99	9.91	0.85	78.65	0.92	15.80	155.37	14.35	166.46	16.24	0.88	2.13	33.72
WSB	Washington SB, FSB of Bowie MD	9.35	9.35	1.97	24.64	9.03	1.53	19.14	0.95	70.51	0.72	11.07	201.81	18.88	201.81	14.26	0.28	2.09	23.14
WFD	Westfield Finl MHC of MA(46.5)*	14.68	14.68	0.79	5.17	2.44	0.70	4.60	0.31	203.51	1.32	NM	220.70	32.41	220.70	NM	0.40	1.55	63.49
WFI	Winton Financial Corp. of OH(8)	8.77	8.76	0.86	10.06	4.45	0.76	8.95	NA	NA	0.50	22.48	220.39	19.33	220.61	25.26	0.45	2.00	45.00
WRO	Woronoco Bancorp, Inc. of MA	9.05	8.69	0.68	7.20	4.44	0.66	6.92	0.05	786.71	0.60	22.53	158.62	14.35	165.18	23.43	0.81	2.30	51.92
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.72	-0.67	-5.79	1.36	39.95	0.79	NM	112.46	12.78	115.71	NM	0.32	1.70	NM
AMFC	AMB Fin. Corp. of Munster IN	8.52	8.52	0.64	7.58	6.76	0.68	8.04	1.37	33.95	0.56	14.80	108.13	9.21	108.13	13.94	0.24	1.66	24.49
ASBP	ASB Financial Corp. of OH	10.47	10.47	1.26	11.90	5.73	1.27	12.00	0.63	95.42	0.76	17.45	201.33	21.09	201.33	17.31	0.60	2.84	49.59
AABC	Access Anytime Bancorp of NM	6.86	4.50	0.45	6.50	5.14	0.16	2.26	0.37	135.57	0.70	19.44	105.90	7.26	161.29	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.77	4.83	0.77	11.88	6.90	0.63	9.68	0.83	67.71	0.69	14.50	166.09	11.24	232.73	17.80	0.40	1.55	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.39	9.39	0.63	6.72	2.26	0.63	6.72	1.55	42.74	1.21	NM	292.71	27.49	292.71	NM	0.36	1.18	52.17
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.46	4.91	4.03	0.41	4.35	1.46	48.73	1.53	24.79	121.74	10.97	123.53	28.00	0.64	4.23	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.08	7.55	1.15	14.26	6.52	0.76	9.41	0.54	132.35	0.86	15.35	209.97	16.97	224.69	23.27	0.50	1.73	26.60
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.54	0.58	3.83	0.64	103.70	0.80	NM	217.02	32.70	223.19	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.75	14.75	1.08	6.94	5.67	1.40	8.98	0.34	117.73	0.61	17.62	118.58	17.49	118.58	13.62	0.28	1.46	25.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.65	0.09	1.33	0.17	191.96	0.65	NM	248.25	13.36	266.14	NM	0.50	2.94	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	22.82	21.02	0.87	4.13	2.78	0.87	4.13	0.33	134.67	0.75	NM	132.25	30.18	143.60	NM	0.20	1.64	58.82
BKUNA	BankUnited Fin. Corp. of FL	5.59	5.26	0.64	10.89	5.57	0.63	10.63	0.20	137.03	0.42	17.95	185.18	10.35	196.72	18.39	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.60	5.95	0.11	1.32	1.12	0.09	1.10	1.99	42.18	1.18	NM	112.16	8.53	143.43	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.93	4.93	0.68	11.78	8.65	0.62	10.70	0.04	NA	0.58	11.56	145.16	7.16	145.16	12.73	0.20	1.59	18.35
BRKL	Brookline Bancorp, Inc. of MA*	35.62	35.62	1.09	2.85	1.81	0.94	2.46	0.02	NA	1.38	NM	160.60	57.21	160.60	NM	0.34	2.13	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.66	10.55	-0.04	-0.40	-0.36	-0.09	-0.87	2.35	49.11	1.65	NM	111.47	11.88	112.56	NM	0.44	3.19	NM
CKFB	CKF Bancorp of Danville KY	10.49	9.77	1.19	11.48	6.67	1.19	11.48	NA	NA	0.48	15.00	164.38	17.24	176.47	15.00	0.60	3.33	50.00
CAFI	Camco Fin Corp of Cambridge OH	8.56	7.94	0.43	4.90	3.92	0.36	4.08	1.11	50.75	0.71	25.50	120.47	10.31	129.88	30.60	0.58	3.79	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	9.75	9.75	-1.26	-11.33	-4.05	-1.26	-11.33	0.12	43.56	0.09	NM	316.36	30.83	316.36	NM	2.00	5.62	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	4.28	0.37	4.24	NA	NA	1.01	23.37	114.98	9.64	121.31	27.06	0.48	1.56	36.36
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.20	-1.72	-9.76	0.56	89.14	0.76	NM	138.12	19.99	138.12	NM	0.36	2.88	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.44	23.89	0.75	3.14	0.98	0.52	2.17	NA	NA	2.05	NM	300.53	73.44	307.47	NM	1.00	2.51	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.01	28.01	0.29	1.03	0.70	0.75	2.71	0.17	165.52	0.38	NM	148.01	41.46	148.01	NM	0.20	1.74	NM
CTZN	Citizens First Bancorp of MI	11.99	10.97	0.73	5.64	4.21	0.71	5.43	0.71	136.10	1.15	23.75	131.13	15.73	143.30	24.66	0.36	1.40	33.33
CFSB	Citizens First Fin Corp. of IL(8)	10.46	10.46	0.50	5.05	3.47	0.44	4.47	NA	NA	1.33	28.85	142.86	14.94	142.86	32.60	0.40	1.23	35.40
CSBC	Citizens South Banking of NC	14.34	12.82	0.60	4.43	3.09	0.42	3.10	0.35	162.27	0.94	32.37	134.48	19.28	150.41	NM	0.26	2.01	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.05	26.05	0.56	2.12	1.11	0.56	2.12	0.03	414.34	0.32	NM	190.92	49.74	190.92	NM	0.12	0.95	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.14	18.13	5.76	1.08	17.29	NA	NA	1.37	17.37	307.11	18.76	307.11	18.20	0.20	1.32	22.99
CCBI	Commercial Capital Bcrp of CA	12.26	4.94	1.43	14.10	3.39	1.37	13.56	0.10	718.81	0.94	29.49	205.36	25.18	NM	30.67	0.20	0.87	25.64
CFFC	Community Fin. Corp. of VA	8.23	8.22	1.06	12.41	7.82	1.06	12.41	0.27	260.10	0.85	12.78	152.18	12.52	152.29	12.78	0.44	2.00	25.58
CIBI	Community Inv. Bncp, Inc of OH	10.92	10.92	0.69	6.36	5.28	0.65	5.95	NA	NA	0.52	18.94	119.31	13.02	119.31	20.23	0.36	2.44	46.15
DCOM	Dime Community Bancshars of NY*	8.21	6.57	1.41	16.49	6.88	1.35	15.82	0.02	NA	0.61	14.53	237.95	19.54	297.34	15.14	0.56	3.13	45.53

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
ESBF	ESB Financial Corp. of PA	7.04	6.50	0.71	10.11	6.07	0.66	9.33	0.22	135.60	1.18	16.48	164.29	11.57	177.94	17.86	0.40	2.67	43.96
ESBK	Elmira Svgs Bank, FSB of NY*	6.92	6.77	0.86	11.87	8.50	0.69	9.60	0.28	224.20	0.99	11.76	137.79	9.53	140.89	14.55	0.76	2.48	29.12
FFDF	FFD Financial Corp of Dover OH	12.32	12.32	0.50	4.06	3.80	0.33	2.66	NA	NA	0.66	26.29	108.23	13.33	108.23	NM	0.44	2.89	NM
FFLC	FFLC Bancorp of Leesburg FL	7.94	7.94	0.97	12.03	5.48	0.93	11.55	0.37	158.62	0.71	18.24	210.14	16.69	210.14	19.00	0.52	1.62	29.55
FFWC	FFW Corporation of Wabash IN	9.66	9.27	1.01	10.47	8.09	0.96	9.97	0.84	129.42	1.86	12.37	127.10	12.28	132.47	12.98	0.68	2.89	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.58	5.35	0.72	13.70	7.56	0.70	13.29	0.33	114.54	1.09	13.24	170.29	9.50	177.51	13.64	0.12	0.67	8.82
FSBI	Fidelity Bancorp, Inc. of PA	6.70	6.25	0.69	10.57	6.82	0.62	9.46	NA	NA	0.89	14.66	150.89	10.11	161.90	16.38	0.48	2.02	29.63
FFFL	Fidelity Bankshares, Inc of FL	5.87	5.79	0.65	11.09	3.44	0.69	11.65	0.16	242.92	0.51	29.11	302.84	17.77	306.75	27.71	0.48	1.19	34.53
FFED	Fidelity Fed. Bancorp of IN(8)	8.01	8.01	0.18	2.22	1.69	0.06	0.74	0.52	75.07	0.66	NM	120.41	9.65	120.41	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	12.12	12.12	0.58	4.91	4.24	0.47	3.97	1.03	99.61	1.95	23.56	112.49	13.63	112.49	29.17	0.24	1.96	46.15
FBEI	First Bancorp of Indiana of IN	10.97	10.21	0.14	1.02	0.96	-0.05	-0.38	NA	NA	0.59	NM	109.44	12.00	117.61	NM	0.58	2.94	NM
FBSI	First Bancshares, Inc. of MO	10.85	10.67	1.16	11.25	9.75	1.11	10.84	NA	NA	0.73	10.26	111.93	12.15	113.81	10.65	0.16	0.81	8.33
FCAP	First Capital, Inc. of IN	10.60	9.20	0.84	7.85	5.86	0.83	7.79	1.14	50.10	0.75	17.07	131.50	13.94	151.52	17.21	0.60	2.86	48.78
FCFL	First Community Bk Corp of FL	10.24	10.05	0.95	8.96	3.67	0.91	8.56	0.06	NA	1.26	27.28	224.41	22.98	228.58	28.55	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.38	9.66	0.96	8.10	5.86	0.84	7.10	0.18	484.15	1.13	17.06	137.69	15.66	162.16	19.48	0.80	2.91	49.69
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	7.00	3.32	1.50	7.00	0.12	269.18	0.40	30.10	159.63	42.99	159.63	30.10	0.28	1.90	57.14
FFBH	First Fed. Bancshares of AR	10.31	10.31	1.06	10.03	6.70	1.01	9.48	0.49	48.93	0.29	14.92	149.38	15.39	149.38	15.78	0.44	2.02	30.14
FFBI	First Federal Bancshares of IL	7.53	7.03	0.56	5.23	5.87	0.45	4.26	0.53	56.34	0.68	17.04	127.83	9.63	137.05	20.92	0.44	1.91	32.59
FFSX	First Federal Bankshares of IA	12.71	9.44	1.01	8.76	7.20	1.08	9.38	1.25	70.64	1.19	13.89	119.86	15.23	161.37	12.97	0.40	1.70	23.67
FFBZ	First Federal Bncrp, Inc of OH(8)	9.15	9.15	0.67	7.30	3.71	0.60	6.56	0.61	125.62	0.85	26.94	189.11	17.30	189.11	30.00	0.24	1.82	48.98
FPCH	First Fin. Holdings Inc. of SC	6.77	5.84	1.02	14.89	6.24	0.95	13.92	0.51	118.34	0.81	16.04	238.79	16.16	276.47	17.15	0.92	2.87	46.00
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.54	0.25	2.82	1.21	44.33	0.72	28.26	136.17	11.77	136.17	NM	0.32	1.64	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	5.87	0.24	4.25	0.55	68.72	0.71	17.03	157.14	7.84	157.14	32.84	0.44	1.91	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.38	6.56	0.62	10.59	NA	NA	1.32	15.24	143.97	8.52	155.74	13.49	0.52	2.01	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.90	5.90	0.99	16.95	6.84	0.88	14.97	0.10	915.70	1.14	14.62	227.89	13.44	227.89	16.56	0.36	1.44	21.05
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	3.02	1.03	5.59	0.31	264.06	1.28	33.14	163.42	33.17	194.14	33.93	0.32	2.25	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.05	6.35	4.34	0.88	5.33	1.01	76.33	1.79	23.07	155.58	24.63	155.58	27.46	0.64	3.70	NM
FPTB	First PacTrust Bancorp of CA	11.62	11.62	0.79	6.25	4.18	0.78	6.19	NA	NA	0.71	23.91	155.90	18.11	155.90	24.13	0.48	1.83	43.64
FPFC	First Place Fin. Corp. of OH	9.90	6.69	0.76	7.12	4.40	0.62	5.86	0.65	114.79	1.02	22.71	144.66	14.33	214.15	27.59	0.56	2.57	58.33
FBNW	FirstBank NW Corp. of WA	9.54	6.80	0.95	9.81	7.01	0.79	8.18	0.32	283.13	1.29	14.26	123.43	11.78	173.12	17.10	0.68	2.33	33.17
FFIC	Flushing Fin. Corp. of NY*	7.68	7.48	1.19	15.64	5.89	1.18	15.51	0.22	145.76	0.45	16.99	254.04	19.51	260.75	17.13	0.36	1.74	29.51
FKKY	Frankfort First Bancorp of KY(8)	12.68	12.68	0.69	5.35	3.00	0.69	5.35	NA	NA	0.07	33.32	180.82	22.92	180.82	33.32	1.12	4.48	NM
FBTX	Franklin Bank Corp of TX	7.91	6.09	0.57	6.29	4.14	0.47	5.20	0.27	69.94	0.23	24.13	146.80	11.61	190.53	29.19	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.29	8.29	0.63	8.15	6.42	0.66	8.52	0.53	133.53	1.05	15.58	122.88	10.19	122.88	14.89	0.50	2.47	38.46
GSLA	GS Financial Corp. of LA	13.96	13.96	0.29	2.08	2.81	0.35	2.55	NA	NA	0.68	NM	74.87	10.45	74.87	28.97	0.40	2.12	NM
GTPS	Great American Bancorp of IL	11.08	10.77	0.78	7.07	6.59	0.77	7.03	0.02	NA	1.01	15.18	108.10	11.98	111.21	15.27	0.44	1.73	26.19
PEDE	Great Pee Dee Bancorp of SC	16.66	15.99	0.82	4.77	4.52	0.74	4.36	NA	NA	1.23	22.10	106.20	17.69	110.67	24.21	0.64	4.20	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.62	-1.81	-45.15	0.22	167.89	0.63	NM	101.72	3.88	109.08	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.88	10.88	1.10	10.12	4.47	1.11	10.26	0.14	315.67	0.82	22.38	218.46	23.76	218.46	22.08	0.84	2.55	57.14
HFFC	HF Financial Corp. of SD	6.21	5.64	0.65	10.41	7.98	0.58	9.17	0.27	152.27	0.53	12.54	126.03	7.83	138.88	14.23	0.44	2.32	29.14
HMNF	HMN Financial, Inc. of MN	8.67	8.23	1.05	11.46	6.77	0.90	9.88	0.39	227.78	1.09	14.76	166.13	14.40	174.94	17.13	0.88	2.84	41.90
HARB	Harbor Florida Bancshrs of FL	10.91	10.76	1.63	14.96	4.99	1.52	13.91	0.12	577.99	0.93	20.05	286.14	31.22	290.24	21.55	0.64	1.86	37.21
HARL	Harleysville Svgs Fin Cp of PA	6.17	6.17	0.70	11.41	7.06	0.67	10.92	0.04	757.47	0.58	14.17	155.16	9.57	155.16	14.80	0.88	2.94	41.71
HWFG	Harrington West Fncl Grp of CA	4.65	4.19	0.80	16.52	8.64	0.75	15.54	0.04	NA	0.85	11.57	184.58	8.58	204.77	12.30	0.40	2.27	26.32
HIFS	Hingham Inst. for Sav. of MA*	8.27	8.27	1.16	13.82	6.56	1.15	13.72	0.10	594.12	0.75	15.26	201.57	16.68	201.57	15.37	0.76	1.79	27.34
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	5.20	0.42	5.36	NA	NA	0.63	19.23	101.06	8.17	103.54	19.47	0.44	2.90	55.70
HWEN	Home Financial Bancorp of IN	11.25	11.25	0.60	5.28	4.50	0.77	6.85	2.69	19.83	0.66	22.22	114.07	12.83	114.07	17.14	0.12	2.00	44.44
HLFC	Home Loan Financial Corp of OH	14.11	14.11	1.10	7.63	4.81	1.01	7.03	NA	NA	0.50	20.79	156.72	22.12	156.72	22.58	0.78	3.71	NM
HFBC	HopFed Bancorp, Inc. of KY	8.55	7.59	0.73	8.39	6.47	0.67	7.70	0.17	334.56	0.90	15.45	126.21	10.80	142.26	16.83	0.48	2.82	43.64
HRZB	Horizon Financial Corp. of WA*	12.06	12.01	1.50	11.86	6.24	1.34	10.55	0.13	974.60	1.51	16.03	191.65	23.12	192.56	18.04	0.52	2.57	41.27
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	7.02	7.02	1.29	17.04	3.11	1.25	16.48	0.13	109.28	0.25	32.11	NM	38.02	NM	33.18	0.76	1.92	61.79
HRBT	Hudson River Bancorp Inc of NY(8)	11.62	8.86	1.28	11.66	5.41	1.31	11.99	0.60	264.08	2.34	18.47	205.88	23.92	269.96	17.97	0.36	1.80	33.33
ICBC	Independence Comm Bnk Cp of NY	12.73	5.77	1.53	13.29	5.72	1.52	13.17	0.43	137.63	0.94	17.49	152.86	19.45	337.24	17.64	1.00	2.46	43.10
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-18.55	-2.61	-28.71	0.81	37.93	0.58	NM	103.63	9.63	103.63	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.99	6.82	0.30	3.97	2.29	0.27	3.48	0.94	88.47	1.70	NM	168.55	13.46	197.35	NM	0.30	1.68	73.17
JFBI	Jefferson Bancshares Inc of TN	29.47	29.47	1.27	4.20	3.66	1.27	4.20	0.92	87.07	1.23	27.33	118.92	35.04	118.92	27.33	0.20	1.49	40.82
KFED	K-Fed Bancorp of CA MHC (39.1)	14.94	14.20	0.73	4.85	1.97	0.68	4.53	0.01	NA	0.47	NM	244.78	36.58	257.60	NM	0.20	1.31	66.67
KNBT	KNBT Bancorp, Inc. of PA	16.83	14.88	-0.02	-0.09	-0.06	0.72	4.22	0.20	220.80	0.98	NM	135.79	22.86	153.59	NM	0.20	1.17	NM
LSBX	LSB Corp of No. Andover MA*	11.48	11.48	1.30	11.02	7.40	1.86	15.76	0.05	NA	1.91	13.52	144.25	16.56	144.25	9.46	0.52	2.71	36.62
LSBI	LSB Fin. Corp. of Lafayette IN	8.41	8.41	0.84	9.87	7.36	0.74	8.70	1.83	43.97	0.89	13.59	128.58	10.82	128.58	15.41	0.60	2.26	30.77
LARL	Laurel Capital Group Inc of PA	9.06	7.84	0.55	6.13	3.48	0.54	6.06	0.66	98.37	1.06	28.74	177.81	16.11	205.59	29.07	0.80	3.20	NM
LNCB	Lincoln Bancorp of IN	12.22	8.84	0.59	4.45	3.56	0.60	4.52	0.74	92.36	0.95	28.07	103.64	12.66	143.22	27.68	0.52	2.65	74.29
MAFB	MAF Bancorp, Inc. of IL	10.02	7.08	1.16	11.77	6.87	1.09	11.04	0.34	110.24	0.51	14.56	156.75	15.70	221.82	15.51	0.84	1.87	27.27
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.73	0.40	5.00	0.78	144.62	1.51	14.85	111.65	9.32	111.65	23.08	0.48	1.60	23.76
MASB	MassBank Corp. of Reading MA*	11.31	11.20	0.73	6.61	4.43	0.63	5.65	0.02	748.90	0.57	22.59	149.22	16.87	150.72	26.41	1.00	2.67	60.24
MTXC	Matrix Bancorp, Inc. of CO	4.37	4.37	0.77	18.20	16.65	1.47	34.88	1.87	31.18	0.76	6.00	97.30	4.25	97.30	3.13	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
MFLR	Mayflower Co-Op. Bank of MA*	8.03	7.99	0.85	10.54	5.17	0.76	9.50	0.04	NA	1.20	19.34	203.94	16.39	205.13	21.46	0.40	2.27	43.96
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.37	-0.08	-0.50	1.98	37.06	0.96	NM	89.48	12.88	119.67	NM	0.20	1.44	NM
MFSF	MutualFirst Fin. Inc. of IN	10.81	10.70	0.87	7.54	6.30	0.79	6.88	0.61	137.90	0.98	15.87	126.07	13.62	127.29	17.39	0.48	2.03	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.32	6.32	0.38	6.10	2.58	0.29	4.76	0.13	488.49	0.81	NM	229.97	14.52	229.97	NM	0.46	1.13	43.81
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.42	1.32	12.59	1.44	41.56	0.73	13.48	253.64	25.17	259.90	20.97	0.80	2.00	26.94
NHTB	NH Thrift Bancshares of NH	7.20	5.17	0.92	12.69	8.60	0.86	11.92	0.14	476.34	0.97	11.63	139.40	10.04	194.25	12.38	0.90	3.13	36.44
NVSL	Naug Vlly Fin MHC of CT (45.0)	15.52	15.46	-0.34	-2.72	-1.18	0.44	3.56	0.32	171.46	0.89	NM	163.45	25.37	164.18	NM	0.00	0.00	NM
NTBK	NetBank, Inc. of Alpharetta GA	9.75	7.99	0.51	5.71	5.26	-1.23	-13.69	3.05	33.14	1.32	19.02	107.69	10.50	131.42	NM	0.08	0.79	15.09
NABC	NewAlliance Bancshares of CT	22.52	14.91	-0.09	-0.50	-0.27	0.68	3.64	0.17	340.54	1.16	NM	119.19	26.85	180.02	NM	0.16	1.08	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.54	6.40	1.15	15.35	6.63	1.12	14.96	0.16	435.73	1.06	15.08	224.26	16.91	264.15	15.47	0.68	2.31	34.87
FFFD	North Central Bancshares of IA	9.15	8.05	1.23	13.14	9.09	1.23	13.14	0.47	152.69	0.81	11.00	143.55	13.13	163.07	11.00	1.00	2.60	28.57
NEIB	Northeast Indiana Bncrp of IN	11.36	11.36	0.75	6.27	5.39	0.71	5.95	0.72	88.28	0.84	18.56	120.13	13.65	120.13	19.55	0.60	2.74	50.85
NEPF	Northeast PA Fin. Corp of PA	6.99	5.75	0.58	8.63	7.57	0.52	7.75	0.86	117.57	2.05	13.20	114.97	8.04	139.78	14.70	0.24	1.42	18.75
NWSB	Northwest Bcrp MHC of PA(41.4)	8.77	6.32	0.88	10.39	4.17	0.86	10.10	0.67	71.33	0.72	23.95	229.36	20.12	318.17	24.65	0.48	1.89	45.28
OCFC	OceanFirst Fin. Corp of NJ	7.23	7.16	0.96	12.79	5.30	0.60	7.95	0.23	251.91	0.70	10.87	239.06	17.29	241.38	30.38	0.80	3.21	60.61
ONFC	Oneida Fincl MHC of NY (42.4)	12.11	8.99	0.77	6.54	3.81	0.67	5.65	0.57	95.55	1.08	26.25	167.15	20.25	225.15	30.39	0.38	3.29	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.71	3.19	3.81	0.71	3.19	NA	NA	0.69	26.22	82.53	17.96	82.53	26.22	0.30	1.97	51.72
PHSB	PHSB Financial Corp. of PA(8)	13.73	13.73	0.90	6.48	3.87	0.43	3.12	0.12	367.30	1.02	25.82	168.23	23.10	168.23	NM	0.80	2.98	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.36	16.36	0.55	3.33	2.00	0.52	3.19	0.18	209.65	0.93	NM	166.67	27.27	166.67	NM	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH	8.26	8.26	0.72	8.45	5.23	0.50	5.86	1.45	40.14	0.70	19.11	157.65	13.02	157.65	27.56	0.30	2.09	40.00
PPBI	Pacific Premier Bncrp of CA(8)	8.76	8.76	1.66	17.65	8.44	1.92	20.36	0.58	84.94	0.59	11.85	170.48	14.93	170.48	10.27	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.39	8.39	1.28	15.73	6.97	1.28	15.73	0.44	86.26	0.62	14.35	217.45	18.24	217.45	14.35	0.84	3.55	50.91
PFED	Park Bancorp of Chicago IL	11.32	11.32	0.95	8.50	7.08	0.89	8.00	0.45	46.99	0.34	14.13	117.28	13.28	117.28	15.00	0.72	2.30	32.43
PVSA	Parkvale Financial Corp of PA	6.63	5.94	0.64	9.87	5.81	0.61	9.49	0.30	286.35	1.32	17.21	165.53	10.97	184.75	17.90	0.80	2.54	43.72
PRTR	Partners Trust Fin. Grp. of NY	14.65	7.10	0.63	4.54	2.07	0.80	5.72	0.47	295.00	2.35	NM	101.46	14.87	209.43	NM	0.24	2.16	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.25	5.75	0.52	7.00	3.44	0.36	4.85	1.06	59.01	1.00	29.08	201.00	14.56	253.23	NM	0.41	2.27	66.13
PFSB	PennFed Fin. Services of NJ	6.26	6.21	0.68	10.46	5.33	0.67	10.34	0.11	284.71	0.45	18.77	191.48	11.99	192.99	18.98	0.20	1.17	21.98
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.90	0.93	7.29	0.59	70.25	0.56	14.48	111.58	14.35	116.80	15.22	0.72	3.43	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	11.24	10.19	1.71	17.25	5.10	0.66	6.66	0.33	218.02	0.99	19.61	313.45	35.22	345.72	NM	1.16	2.93	57.43
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.10	0.32	4.41	0.80	149.43	1.72	32.27	122.96	10.78	132.36	33.66	0.60	2.55	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.83	12.83	0.70	5.60	4.32	0.70	5.60	0.96	57.48	0.65	23.16	129.52	16.62	129.52	23.16	0.56	3.56	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	8.24	0.76	10.65	1.00	55.63	1.01	12.14	137.35	9.57	199.07	12.14	0.32	2.14	26.02
PBCP	Provident Bancorp, Inc. of NY	19.15	15.24	0.71	4.35	2.13	0.84	5.12	0.15	634.02	1.74	NM	149.21	28.58	187.46	NM	0.16	1.22	57.14
PROV	Provident Fin. Holdings of CA	7.75	7.74	1.22	15.18	8.25	0.38	4.72	0.07	768.44	0.76	12.12	182.22	14.12	182.45	NM	0.56	1.92	23.24
PULB	Pulaski Fin Cp of St. Louis MO	6.43	6.34	1.15	15.35	5.42	0.51	6.74	0.84	102.19	0.97	18.46	264.39	17.00	267.98	NM	0.36	1.82	33.64
RPFG	Ranier Pacific Fin Group of WA	14.04	14.02	-0.25	-1.91	-1.29	-0.25	-1.91	0.05	NA	1.83	NM	138.04	19.38	138.25	NM	0.22	1.23	NM
RIVR	River Valley Bancorp of IN	8.55	8.54	1.02	11.40	6.72	0.77	8.59	NA	NA	1.02	14.87	171.03	14.62	171.28	19.75	0.72	3.06	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.88	11.01	1.39	11.11	6.98	1.41	11.26	0.28	299.32	1.13	14.33	153.48	19.77	179.59	14.14	0.62	2.87	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.57	13.57	0.80	5.88	1.77	0.71	5.18	0.33	218.15	0.85	NM	335.51	45.54	335.51	NM	0.60	2.12	NM
SIFI	SI Fin Gp Inc MHC of CT (42.0)	13.40	13.34	-0.22	-2.20	-0.83	0.44	4.40	0.27	189.34	0.72	NM	190.25	25.50	191.15	NM	0.00	0.00	NM
SVBI	Severn Bancorp, Inc. of MD	8.31	8.26	2.05	23.63	7.63	2.02	23.31	0.07	NA	0.85	13.10	279.87	23.25	281.51	13.28	0.44	1.14	14.97
SFFS	Sound Fed Bancorp, Inc. of NY	13.41	11.96	0.68	4.66	3.22	0.70	4.75	0.10	297.20	0.54	31.02	147.72	19.80	165.58	30.40	0.24	1.58	48.98
SSFC	South Street Fin. Corp. of NC*	12.03	12.03	0.40	3.35	2.80	0.40	3.35	NA	NA	0.37	NM	118.32	14.23	118.32	NM	0.40	4.00	NM
STSA	Sterling Financial Corp of WA	6.64	4.69	0.91	13.92	5.47	0.87	13.41	0.25	280.07	1.16	18.28	203.16	13.49	287.59	18.98	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	8.99	7.33	0.70	7.20	5.13	0.51	5.21	2.01	39.28	1.07	19.50	143.33	12.88	175.80	26.95	0.36	2.43	47.37
SYNF	Synergy Financial Group of NJ	12.62	12.53	0.49	3.79	2.81	0.49	3.79	0.02	NA	0.79	NM	134.16	16.93	135.11	NM	0.16	1.40	50.00
THRD	TF Fin. Corp. of Newtown PA	9.24	8.51	1.05	11.47	6.77	1.05	11.47	0.42	83.40	0.50	14.78	164.67	15.22	178.78	14.78	0.68	2.06	30.49
TONE	TierOne Corp. of Lincoln NE	9.45	7.45	0.98	7.76	5.01	0.96	7.57	0.30	298.25	1.05	19.95	168.97	15.97	214.45	20.44	0.20	0.80	16.00
TSBK	Timberland Bancorp, Inc. of WA	15.82	15.82	1.24	7.50	5.82	1.18	7.14	0.40	214.22	1.14	17.19	131.93	20.87	131.93	18.07	0.60	2.42	41.67
TRST	TrustCo Bank Corp NY of NY	7.89	7.89	1.97	24.51	5.36	1.71	21.24	0.11	NA	4.10	18.65	NM	36.56	NM	21.52	0.60	4.29	NM
UCBC	Union Community Bancorp of IN	12.90	11.84	0.68	5.12	4.91	0.68	5.12	1.44	29.14	0.49	20.38	109.08	14.08	118.90	20.38	0.60	3.20	65.22
UCFC	United Community Fin. of OH	11.02	9.36	0.75	6.16	4.47	0.59	4.83	0.73	154.03	1.35	22.37	145.17	15.99	170.81	28.53	0.30	2.63	58.82
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.09	1.01	15.31	0.03	NA	4.96	19.65	291.06	19.23	291.06	20.26	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	14.55	13.94	1.72	11.98	8.31	1.66	11.56	NA	NA	1.21	12.04	138.81	20.19	144.83	12.48	0.36	1.74	20.93
WSFS	WSFS Financial Corp. of DE*	7.77	7.73	1.12	13.59	5.90	1.08	13.03	0.20	495.41	1.60	16.94	229.17	17.81	230.46	17.67	0.24	0.39	6.59
WVFC	WVS Financial Corp. of PA	6.74	6.74	0.57	7.65	5.44	0.57	7.65	NA	NA	2.17	18.37	144.64	9.74	144.64	18.37	0.64	3.71	68.09
WFSL	Washington Federal, Inc. of WA	15.63	14.80	1.78	12.16	6.26	1.84	12.52	0.22	159.63	0.49	15.98	188.55	29.47	199.04	15.52	0.84	3.13	50.00
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.56	3.93	0.62	5.31	NA	NA	0.49	25.42	147.32	16.03	152.68	26.63	0.48	2.86	72.73
WYPT	Waypoint Financial Corp of PA(8)	7.91	7.51	0.64	8.39	3.71	0.55	7.17	0.30	188.50	1.15	26.97	219.60	17.37	231.11	31.57	0.56	2.02	54.37
WEFC	Wells Fin. Corp. of Wells MN	12.44	12.44	0.90	7.18	5.27	0.50	4.00	0.29	123.53	0.43	18.97	132.69	16.51	132.69	34.02	0.88	2.67	50.57
WGBC	Willow Grove Bancorp Inc of PA	10.70	10.61	0.72	5.90	3.59	0.65	5.36	0.36	153.67	0.99	27.83	168.91	18.08	170.34	30.66	0.44	2.43	67.69

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
As of	Nov. 26, 2004	10522.2	1182.7	2,102.0	1568.8	581.5

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	10/29/04	09/30/04	12/31/03	10/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,503.1	1,495.1	1,482.3	1,462.5	0.53	1.40	2.78
MHC Index	2,820.9	2,717.8	2,663.5	2,509.9	3.80	5.91	12.39
Stock Exchange Indexes							
AMEX Thrifts	616.5	606.6	547.2	523.6	1.64	12.67	17.75
NYSE Thrifts	924.5	925.2	927.9	933.6	-0.08	-0.37	-0.98
OTC Thrifts	1,909.4	1,881.8	1,832.1	1,744.6	1.46	4.22	9.45
Geographic Indexes							
Mid-Atlantic Thrifts	3,581.9	3,587.7	3,767.0	3,472.7	-0.16	-4.91	3.14
Midwestern Thrifts	3,325.7	3,281.4	3,266.1	3,267.1	1.35	1.82	1.79
New England Thrifts	1,575.9	1,555.2	1,304.3	1,269.4	1.33	20.83	24.15
Southeastern Thrifts	1,468.6	1,445.5	1,469.6	1,346.8	1.60	-0.07	9.04
Southwestern Thrifts	1,152.5	1,189.2	1,191.3	1,052.2	-3.09	-3.25	9.54
Western Thrifts	1,361.6	1,353.6	1,311.9	1,363.4	0.60	3.80	-0.13
Asset Size Indexes							
Less than $250M	1,305.7	1,338.0	1,372.1	1,308.3	-2.41	-4.83	-0.20
$250M to $500M	3,437.4	3,421.8	3,331.7	3,214.5	0.46	3.17	6.93
$500M to $1B	1,796.1	1,773.2	1,763.0	1,680.1	1.29	1.88	6.90
$1B to $5B	2,324.2	2,287.9	2,239.1	2,136.5	1.59	3.80	8.79
Over $5B	887.8	885.0	879.0	875.8	0.33	1.01	1.38
Pink Indexes							
Pink Thrifts	397.8	391.4	390.2	372.6	1.64	1.95	6.76
Less than $75M	470.4	467.5	409.0	389.7	0.63	15.01	20.70
Over $75M	412.4	405.7	400.5	382.4	1.67	2.99	7.84
Comparative Indexes							
Dow Jones Industrials	10,027.5	10,080.3	10,453.9	9,801.1	-0.52	-4.08	2.31
S&P 500	1,130.2	1,114.6	1,111.9	1,050.7	1.40	1.64	7.57

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Exhibit IV-4
Michigan Thrift Acquisitions 2000-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
09/02/2003	04/15/2004	Monarch Community Bancorp Inc	MI	MSB Financial, Inc.	MI	103,213	14.76	1.76	12.04	0.35	NM	24.9	18.800	160.55	181.82	13.24	24.12	17.81
08/19/2002	NA	Third FS&LA, M.H.C.	OH	Community Plus Savings Bank	MI	42,195	8.47	0.73	NA	0.00	0.00	NA	NA	NA	NA	NA	NA	NA
05/01/2001	09/14/2001	Chemical Financial Corp.	MI	Bank West Financial Corporation	MI	284,272	8.18	0.52	6.36	0.43	157.74	29.8	11.500	124.73	124.73	19.49	10.48	6.17
08/31/2000	12/08/2000	Fifth Third Bancorp	OH	Ottawa Financial Corporation	MI	1,084,624	7.37	0.84	11.31	0.32	172.30	169.7	23.963	198.04	230.41	16.88	15.65	14.77
				Average:		378,576	9.70	0.96	9.90	0.28	110.01			161.11	178.99	16.54	16.75	12.92
				Median:		193,743	8.32	0.79	11.31	0.34	165.02			160.55	181.82	16.88	15.65	14.77

Source: SNL Financial, LC.

EXHIBIT IV-5
Alpena Bancshares, Inc.
Director and Senior Management Summary Resumes

James C. Rapin was elected as the Chairman of the Board of Directors of Alpena Bancshares, Inc. and First Federal of Northern Michigan in March 2002. He has been a director of First Federal of Northern Michigan since 1985, and a director of Alpena Bancshares, Inc. since its formation in November 2000, and had been Vice Chairman of the Board since April 2001. Mr. Rapin retired as a pharmacist with LeFave Pharmacy, Alpena, Michigan in 2004.

Martin A. Thomson was named Acting President and Chief Executive Officer of Alpena Bancshares, Inc. and First Federal of Northern Michigan in May 2001 and later named President and Chief Executive Officer in October 2001. Mr. Thomson previously held the position of President and Chief Executive Officer of Presque Isle Electric and Gas Cooperative, Inc., Onaway, Michigan. Mr. Thomson has been a director of First Federal of Northern Michigan since 1986, and a director of Alpena Bancshares, Inc. since its formation in November 2000.

Thomas R. Townsend is the President of the R.A. Townsend Co., a plumbing, heating and air conditioning distributor located in Alpena, Michigan, where he has been employed for the past 27 years. Mr. Townsend has been a director of Alpena Bancshares, Inc. and First Federal of Northern Michigan since April 2002.

Gary C. VanMassenhove is a partner in VanMassenhove, Kearly, Taphouse & Faulman, CPAs. Mr. VanMassenhove has been a Certified Public Accountant for 33 years. He has been a director of Alpena Bancshares, Inc. and First Federal of Northern Michigan since September 2001.

Keith D. Wallace is the senior partner of the law firm of Isackson and Wallace, P.C., located in Alpena, Michigan. Mr. Wallace has been a director of First Federal of Northern Michigan since 1988, and a director of Alpena Bancshares, Inc. since its formation in November 2000.

Michael W. Mahler was named Executive Vice President in November 2004. Prior to this appointment, since November 2002, Mr. Mahler was Alpena Bancshares, Inc.'s Chief Financial Officer. From September 2000 until November 2002, Mr. Mahler was Corporate Controller at Besser Company, Alpena Michigan, an international producer of concrete products equipment. From 1990 until 2000, Mr. Mahler was employed at LTV Steel Company, East Chicago, Indiana where he served in financial roles of increasing responsibility and served, from 1997 until 2000, as Controller for a northeast Michigan division.

Amy E. Essex was named Chief Financial Officer in November 2004. Prior to this appointment, since March 2003, Ms. Essex was the Internal Auditor and Compliance Officer for Alpena Bancshares, Inc.. Prior to March 2003, Ms. Essex spent eight years as the Director of Tax and Risk for Besser Company, Alpena Michigan, an international producer of concrete products equipment. Ms. Essex is a certified public accountant.

Jerome W. Tracey was named Senior Vice President, Senior Lender of Alpena Bancshares, Inc. and First Federal of Northern Michigan in September 2001, after serving as Vice President of Commercial Services since joining First Federal of Northern Michigan in November 1999. Prior to joining First Federal of Northern Michigan, Mr. Tracey served as Vice President of Commercial Lending for National City Bank, Alpena, Michigan, a position he held since 1996. Mr. Tracey has been in the banking profession since 1981.

Source: Alpena Bancshares, Inc.'s prospectus.

EXHIBIT IV-6
Alpena Bancshares, Inc.
Pro Forma Regulatory Capital Ratios

	Actual, As of Sept. 30, 2004		Pro Forma at Sept. 30, 2004							
			Minimum		Midpoint		Maximum		Maximum As Adjusted	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in Thousands)					
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$21,936	8.62%	$30,584	11.62%	$30,584	11.62%	$30,584	11.62%	$30,584	11.62%
Tangible Capital	$17,207	6.89%	$25,855	10.00%	$25,855	10.00%	$25,855	10.00%	$25,855	10.00%
Requirement	3,748	1.50%	3,878	1.50%	3,878	1.50%	3,878	1.50%	3,878	1.50%
Excess	$13,459	5.39%	$21,976	8.50%	$21,976	8.50%	$21,976	8.50%	$21,976	8.50%
Tier 1 Capital (Leverage)	$17,207	6.89%	$25,855	10.00%	$25,855	10.00%	$25,855	10.00%	$25,855	10.00%
Requirement	9,996	4.00%	10,342	4.00%	10,342	4.00%	10,342	4.00%	10,342	4.00%
Excess	$7,211	2.89%	$15,513	6.00%	$15,513	6.00%	$15,513	6.00%	$15,513	6.00%
Total Risk-Based	$18,433	11.13%	$27,081	16.18%	$27,081	16.18%	$27,081	16.18%	$27,081	16.18%
Risk-Based Requirement	13,249	8.00%	13,387	8.00%	13,387	8.00%	13,387	8.00%	13,387	8.00%
Excess	$5,184	3.13%	$13,694	8.18%	$13,694	8.18%	$13,694	8.18%	$13,694	8.18%
Net Proceeds After Exp. Infused (50%)			$10,312		$10,606		$10,900		$11,232	
Less: ESOP			(1,110)		(1,306)		(1,501)		(1,723)	
Less: MRP			(555)		(653)		(751)		(861)	
Pro Forma Increase			$8,648		$8,648		$8,648		$8,648	

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
First Federal of Northern Michigan Bancorp, Inc., Alpena, Michigan
Prices as of November 26, 2004

Valuation Midpoint Pricing Multip		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Michigan Companies Mean	Michigan Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	36.72 x	18.91x	19.23x	17.32x	19.50x	18.47x	17.47x
Price-core earnings multiple	=	P/CE	50.59 x	20.93x	20.38x	21.77x	24.66x	19.81x	18.28x
Price-book ratio	=	P/B	82.54%	120.13%	112.49%	137.00%	137.23%	164.76%	155.47%
Price-tangible book ratio	=	P/TB	92.10%	127.89%	120.13%	155.71%	159.55%	180.03%	170.41%
Price-assets ratio	=	P/A	10.90%	12.85%	12.88%	13.00%	12.88%	17.74%	15.22%

Valuation Parameters

				Adjusted		Stated
Pre-Conversion Earnings (Y)	$752,993	(12 Mths 9/04)	ESOP Stock Purchases (E)	8.16%		8.00%
Pre-Conversion Core Earnings (Y	$535,193	(12 Mths 9/04)	Cost of ESOP Borrowings (S)	0.00%		
Pre-Conversion Book Value (B)	$22,146,394		ESOP Amortization (T)	15.00	Years	
Pre-Conv. Tang. Book Value (B)	$18,477,946		Stock Programs Amount (M)	4.08%		4.00%
Pre-Conversion Assets (A)	$254,476,481		Stock Programs Vesting (N)	5.00	Years	
Reinvestment Rate (R)	2.16%		Fixed Expenses	$596,220		
Tax rate (TAX)	34.00%		Variable Expenses	1.00%		
After Tax Reinvest. Rate (R)	1.43%		Percentage Sold (PCT)	55.4491%		
Est. Conversion Expenses (1)(X)	4.61%		Foundation Cash Contribution (FC)	2.00%		
Insider Purchases	$500,000		Foundation Stock Contribution (FS)	2.00%	Shares	
Price/Share	$10.00		MHC Assets	$0		
			Foundation Tax Benefit (FT)	$217,600		

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $29,175,300

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $29,175,300

3. $$V = \frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $29,175,300

4. $$V = \frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $29,175,300

5. $$V = \frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $29,175,300

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	2,116,000	1,700,113	3,816,113	37,500	3,853,613	2.30000
Maximum	1,840,000	1,478,360	3,318,360	36,800	3,355,160	2.00000
Midpoint	1,600,000	1,285,530	2,885,530	32,000	2,917,530	1.73913
Minimum	1,360,000	1,092,701	2,452,701	27,200	2,479,901	1.47826

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion Value	Foundation Value	Total Market Capitalization Shares
Supermaximum	$21,160,000	$17,001,135	$38,161,130	$375,000	$38,536,130
Maximum	$18,400,000	$14,783,595	$33,183,600	368,000	$33,551,600
Midpoint	$16,000,000	$12,855,300	$28,855,300	320,000	$29,175,300
Minimum	$13,600,000	$10,927,005	$24,527,010	272,000	$24,799,010

(1) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Federal of Northern Michigan Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$24,799,010
Exchange Ratio	1.47826
2nd Step Offering Proceeds	$13,600,000
Less: Estimated Offering Expenses	716,122
2nd Step Net Conversion Proceeds (Including Foundation)	$12,883,878

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$12,883,878
Less: Cash Contribution to Foundation	(272,000)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,109,760)
Less: MRP Stock Purchases (2)	(554,880)
Net Proceeds to be Reinvested	$10,947,238
Estimated after-tax net incremental rate of return	1.43%
Earnings Increase	$156,064
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(48,829)
Less: Stock Programs Vesting (3)	(73,244)
Net Earnings Increase	$33,990

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$752,993	$33,990	$786,983
12 Months ended Sept. 30, 2004 (core)	$535,193	$33,990	$569,183

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$22,146,394	$10,947,238	$184,960	$33,278,592
Sept. 30, 2004 (Tangible)	$18,477,946	$10,947,238	$184,960	$29,610,144

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$254,476,481	$10,947,238	$184,960	$265,608,679

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 34.00%

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Federal of Northern Michigan Bancorp, Inc.
At the Midpoint of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$29,175,300
	Exchange Ratio	1.73913
	2nd Step Offering Proceeds	$16,000,000
	Less: Estimated Offering Expenses	738,164
	2nd Step Net Conversion Proceeds (Including Foundation)	$15,261,836

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$15,261,836
	Less: Cash Contribution to Foundation	(320,000)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(1,305,600)
	Less: MRP Stock Purchases (2)	(652,800)
	Net Proceeds to be Reinvested	$12,983,436
	Estimated after-tax net incremental rate of return	1.43%
	Earnings Increase	$185,092
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(57,446)
	Less: Stock Programs Vesting (3)	(86,170)
	Net Earnings Increase	$41,476

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended Sept. 30, 2004 (reported)	$752,993	$41,476	$794,469
	12 Months ended Sept. 30, 2004 (core)	$535,193	$41,476	$576,669

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
4.	Pro Forma Net Worth				
	Sept. 30, 2004	$22,146,394	$12,983,436	$217,600	$35,347,430
	Sept. 30, 2004 (Tangible)	$18,477,946	$12,983,436	$217,600	$31,678,982

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Assets				
	Sept. 30, 2004	$254,476,481	$12,983,436	$217,600	$267,677,517

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Federal of Northern Michigan Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$33,551,600
Exchange Ratio	2.00000
2nd Step Offering Proceeds	$18,400,000
Less: Estimated Offering Expenses	760,206
2nd Step Net Conversion Proceeds (Including Foundation)	$17,639,794

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$17,639,794
Less: Cash Contribution to Foundation	(368,000)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,501,440)
Less: MRP Stock Purchases (2)	(750,720)
Net Proceeds to be Reinvested	$15,019,634
Estimated after-tax net incremental rate of return	1.43%
Earnings Increase	$214,120
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(66,063)
Less: Stock Programs Vesting (3)	(99,095)
Net Earnings Increase	$48,962

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$752,993	$48,962	$801,955
12 Months ended Sept. 30, 2004 (core)	$535,193	$48,962	$584,155

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$22,146,394	$15,019,634	$250,240	$37,416,268
Sept. 30, 2004 (Tangible)	$18,477,946	$15,019,634	$250,240	$33,747,820

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$254,476,481	$15,019,634	$250,240	$269,746,355

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Federal of Northern Michigan Bancorp, Inc.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$38,536,130
Exchange Ratio	2.30000
2nd Step Offering Proceeds	$21,160,000
Less: Estimated Offering Expenses	785,592
2nd Step Net Conversion Proceeds (Including Foundation)	$20,374,408

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$20,374,408
Less: Cash Contribution to Foundation	(375,000)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,722,800)
Less: MRP Stock Purchases (2)	(861,400)
Net Proceeds to be Reinvested	$17,415,208
Estimated after-tax net incremental rate of return	1.43%
Earnings Increase	$248,271
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(75,973)
Less: Stock Programs Vesting (3)	(113,959)
Net Earnings Increase	$58,339

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Sept. 30, 2004 (reported)	$752,993	$58,339	$811,332
12 Months ended Sept. 30, 2004 (core)	$535,193	$58,339	$593,532

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$22,146,394	$17,415,208	$255,000	$39,816,602
Sept. 30, 2004 (Tangible)	$18,477,946	$17,415,208	$255,000	$36,148,154

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
Sept. 30, 2004	$254,476,481	$17,415,208	$255,000	$272,146,689

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes MRP purchases of 4% of the second step offering.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT IV-9
Peer Group Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AMFC	AMB Fin. Corp. of Munster IN	958	92	-31	0	1,019	981	1.04
FBTC	First BancTrust Corp of IL	1,291	-383	130	0	1,038	2,500	0.42
FBEI	First Bancorp of Indiana of IN(1)	305	-636	216	0	-115	1,609	-0.07
FFBI	First Federal Bancshares of IL	1,778	-503	171	0	1,446	1,317	1.10
GTPS	Great American Bancorp of IL	1,235	-17	6	0	1,224	735	1.67
HCFC	Home City Fin. Corp. of OH(1)	650	-5	2	0	647	824	0.78
HLFC	Home Loan Financial Corp of OH	1,701	-187	64	0	1,578	1,689	0.93
LSBI	LSB Fin. Corp. of Lafayette IN	2,795	-498	169	0	2,466	1,435	1.72
MCBF	Monarch Community Bncrp of MI(1)	508	-1,074	365	0	-201	2,710	-0.07
NEIB	Northeast Indiana Bncrp of IN	1,679	-134	46	0	1,591	1,425	1.12
STBI	Sturgis Bancorp, Inc. of MI(1)	2,074	-874	297	0	1,497	2,730	0.55
UCBC	Union Community Bancorp of IN	1,771	0	0	0	1,771	1,935	0.92
WAYN	Wayne Savings Bancshares of OH(1)	2,435	-143	49	0	2,341	3,692	0.63

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

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James J. Oren, Senior Vice President
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1700 North Moore Street, Suite 2210
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